FOOT LOCKER, INC.

2008 ANNUAL REPORT STRENGTHENING OUR COMPETITIVE POSITION


09010105




Received SEC
APR 1 0 2009
Washington, DC 20549

ABOUT THE COMPANY

Foot Locker, Inc. (NYSE: FL) is the world's leading retailer of athletic footwear and apparel. Headquartered in New York City, it operates approximately 3,600 athletic retail stores in 21 countries in North America, Europe and Australia under the brand names Foot Locker, Footaction, Lady Foot Locker, Kids Foot Locker and Champs Sports.

Additionally, the Company's Footlocker.com/Eastbay/CCS business operates a direct-to-customers business offering athletic footwear, apparel and equipment through its Internet and catalog channels.

FINANCIAL HIGHLIGHTS

(Millions, except per share amounts)

	2004	2005	2006	2007	2008
Sales	$ 5,355	$ 5,653	$ 5,750	$ 5,437	$ 5,237
Adjusted financial results:*					
Income from continuing operations	$ 255	$ 263	$ 259	$ 62	$ 106
Diluted EPS from continuing operations	$ 1.64	$ 1.67	$ 1.66	$ 0.40	$ 0.68
Cash, cash equivalents and short-term investment position, net of debt	$ 127	$ 261	$ 236	$ 272	$ 266
Net debt capitalization percent**	50.4%	45.2%	44.4%	45.1%	46.7%
Book value per share***	$ 11.72	$ 13.04	$ 14.74	$ 14.63	$ 12.42

* See page 11 of Form 10-K for reconciliation of GAAP to non-GAAP adjusted results

** See page 19 of Form 10-K for definition

*** Shareholders' equity divided by common shares outstanding

TABLE OF CONTENTS

This report contains forward-looking statements within the meaning of the federal securities laws. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including, but not limited to, such things as future capital expenditures, expansion, strategic plans, dividend payments, stock repurchases, growth of the Company's business and operations, including future cash flows, revenues and earnings, and other such matters are forward-looking statements. These forward-looking statements are based on many assumptions and factors detailed in the Company's filings with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the 2008 fiscal year. Any changes in such assumptions or factors could produce significantly different results. The Company undertakes no obligation to update forward-looking statements, whether as a result of new information, future events, or otherwise.

Foot Locker, Inc.

We remain committed to increasing value for our shareholders by:

- ENHANCING OUR BASE BUSINESS
- EXPANDING IN THE GLOBAL MARKETPLACE
- PURSUING NEW BUSINESS OPPORTUNITIES
- GENERATING POSITIVE CASH FLOW
- REDEPLOYING EXCESS CASH

Letter to Shareholders

While we did not set any records, we still emerged on the winning side in 2008 by producing strong cash flow and, on a non-GAAP basis, a meaningful profit increase versus the prior year.

We entered 2008 with a view that the pace of business in the global retail environment would be slowing. Consequently, we developed the Foot Locker, Inc. game plan for the year with caution. We made conservative business assumptions about consumer spending, planned our inventory below our prior year levels, cut back on expansion plans and reduced our expense base through innovative cost reduction initiatives.

Finally, we developed a strategy to keep our balance sheet strong, with a goal of continuing to operate our business with low debt and high liquidity. We believed that this plan was the prudent way to approach the coming year... and it served us well. For the most part our organization rose to the many external challenges that the year presented and, as a result, generated a meaningful year-over-year operating profit increase (before the impact of non-cash impairment charges). Additionally, we emerged from 2008 with a strong capital structure and are well positioned to meet the ongoing challenges that we will likely encounter during the coming year.

As 2008 unfolded, declining home values, fears of job losses and rising unemployment, and decreases in personal wealth all weakened consumer confidence. The fall off in consumer spending during the second half of the year was precipitous and led to one of the most challenging periods for retailers in more than a generation. Furthermore, the significant decline in consumer spending was not concentrated in a single market or country – it was and continues to be international in its reach, a trend that is likely to continue throughout 2009.

Although the external environment may remain challenging, new business opportunities allowing us to expand our market share or product offerings may become available. For instance, our acquisition this past year of CCS, the leading direct-to-customers retailer in the United States that sells skateboard footwear, apparel and accessories, was a unique opportunity to expand our reach and appeal to the teenage consumer by adding a complementary retail company to our existing portfolio of athletic businesses.

Executing our Game Plan

We believe that the strategic initiatives that we undertook in 2008 have improved our Company's competitive position in the global retail marketplace. Three specific initiatives – improving our merchandise assortments, updating the atmosphere of our stores and enhancing customer service – were key components of our strategy designed to provide a better shopping experience to our customers. We plan to continue to focus our efforts on advancing each of these initiatives during the coming year with a goal of improving the sales productivity of our existing businesses.

Merchandise Assortments

Our merchandising improvements during 2008 focused on:

- Increasing our assortments of the most sought-after premium athletic footwear.
- Rebuilding our branded apparel business with both existing and new, highly recognized suppliers.
- Improving our merchandise inventory position.

The benefit to our business of implementing these initiatives was meaningful and is reflected in our 2008 financial results. We generated very solid sales increases in key premium footwear

Store Summary						Gross Square Footage		
	February 2, 2008	Opened	Closed	January 31, 2009	Remodeled/ Relocated	Average Size	2008 Total (thousands)	2009 Targeted Openings
Foot Locker	1,275	10	67	1,218	78	4,100	4,953	6
Footaction	356	1	22	335	1	4,700	1,568	0
Lady Foot Locker	526	5	45	486	34	2,200	1,077	1
Kids Foot Locker	321	12	28	305	37	2,400	734	1
Foot Locker International	731	19	18	732	36	2,900	2,135	12
Champs Sports	576	17	28	565	44	5,400	3,034	5
Total	3,785	64	208	3,641	230	3,700	13,501	25

categories throughout the year, and improvements in our branded apparel business began to emerge. Additionally, due to our improved inventory position, our clearance markdown activity during the year was significantly lower than the prior year, leading to a significant increase in our gross margin rate.

Store Atmosphere

During 2008, we took a more conservative approach than in recent years with regard to opening new stores, shifting our capital spending so that a higher percentage was allocated to updating the appearance of our existing stores. We opened 64 stores; remodeled, or relocated to another location in a mall, 230 stores; and enhanced the appearance of approximately 2,000 stores by installing new flooring, lighting and fixtures. We also closed 208 stores that we projected would not generate an acceptable return on investment for our shareholders.

Customer Service

We believe firmly that providing the very best in customer service is one of the most important attributes of a successful specialty retail chain. During 2008, we continued to focus our efforts on improving the shopping experience for our customers through measures such as additional training of our store associates and developing new in-store technologies.

2008 Financial Scorecard

We recognize that how we execute against our game plan is measured by the final score. Our results for 2008 demonstrated that, while we did not set any records, we still emerged on the winning side by producing strong cash flow and, on a non-GAAP basis, a meaningful profit increase versus the prior year. Recognizing early that consumer spending was contracting allowed us to adjust our business strategy in a timely way and, as a result, minimize the negative impact of the rapidly deteriorating external environment on our financial results.

In brief, here are our financial highlights of fiscal 2008. A complete compilation and reconciliation of our audited GAAP to non-GAAP adjusted results, accompanies this letter in the Form 10-K.

- Adjusted earnings from continuing operations were $0.68 per diluted share in 2008 compared to $0.40 per diluted share in 2007.
- Comparable-store sales decreased 3.2 percent.
- Gross margin rate increased by 180 basis points versus last year.
- Selling, general and administrative expenses, on a constant currency basis, decreased by $9 million versus last year.
- Cash flow from continuing operations, before dividends payments and acquisition costs, was $190 million.

At year end, our cash and short-term investments totaled $408 million. Our total cash position, net of debt, of $266 million was $6 million lower than last year reflecting our $146 million capital expenditure program, $93 million shareholder dividend payments and $106 million cash acquisition of CCS.

2009 Play Book

Until we see enduring signs that the economic environment has improved and consumer spending has increased, our strategic focus will continue to remain on implementing programs designed to improve our competitive position in the marketplace. Accordingly, we have employed a conservative approach to running our business in 2009, with an emphasis on cash flow generation and maintaining a strong financial position.

We are confident that we are positioned correctly for the current environment, and are determined to meet and surmount any challenges that may lie ahead.



We have reduced our capital expenditure program for 2009 by approximately 30 percent from last year's amount, to $100 million. Store remodels, store relocations to a more favorable location in the mall and systems technology projects designed to enhance customer service will be prioritized in this year's program.

Another key focus for the year will be improving the management of working capital. Working closely with our suppliers, we will strive to reduce our average inventory investment by purchasing more of our merchandise closer to the selling season and by expanding our "quick response" replenishment program selectively. We will continue to monitor our merchandise inventory closely and take actions in regard to slow-selling goods on a timely basis.

For the past several years, we have had in place a program that has been instrumental in encouraging our associates to identify and implement new ways to reduce our operating expenses. We believe this program will remain very beneficial to our Company, and expect our associates around the world to continue to develop additional ideas for reducing our expense base further.

Management's Commitment

Retailing is a business of serving customers. Success in this industry requires understanding the consumer's needs and expectations, and meeting and surpassing them with fashion-right products and quality customer service. Our Company's achievements over many years are largely a result of the hard work and dedication of our associates worldwide. We are also grateful to our customers, suppliers and landlords, whose loyalty and partnership are critical to our success.

The dedicated members of our Board of Directors also play a key role in our Company by providing to management their valuable insight and guidance. Their collective backgrounds, knowledge base and years of experience have been indispensable to Foot Locker, Inc. and its continuing path of success.

We recognize our obligation to assist the communities in which we operate. During 2008, the Company and the Foot Locker Foundation were able to help support many worthwhile organizations by making charitable donations.

We also stepped up our efforts to be good citizens, forming a "Green Committee" to encourage our associates to implement initiatives that are environmentally friendly. The Green Committee has been embraced warmly by our associates worldwide, and a number of new initiatives have already been put in place.

Clearly, these are challenging times for retailers, requiring management teams to assess the business prospects of their companies continuously and adjust their competitive strategies proactively. We are fortunate at Foot Locker, Inc. to have a veteran management team with the talent and fortitude to navigate our Company successfully through these uncertain times. At the same time we exercise a cautious business approach, we will continue to consider opportunities that offer long-term benefits to our Company and solid returns to our shareholders – and take advantage of opportunities such as the CCS purchase we made in 2008.

While we are likely to face new hurdles in 2009, we are confident that we are positioned correctly for the current environment, and are determined to meet and surmount any challenges that may lie ahead.

Matthew D. Serra

Matthew D. Serra
Chairman of the Board, President
and Chief Executive Officer

Community Relations


Foot Locker Foundation, Inc.





Foot Locker, Inc. takes great pride in supporting the communities in which it operates by contributing funds, sponsoring fund-raising events and providing products to benefit worthy causes. In late 2001, the Company established the Foot Locker Foundation, which today offers its assistance to various communities and charitable organizations around the world. Since its inception, the Foot Locker Foundation has hosted its annual "On Our Feet" Fundraising Gala to support various worthwhile initiatives. For the past five years, the Foundation has raised money through this event for the United Negro College Fund, providing college scholarships to more than 250 worthy students.

For the past seven years, Foot Locker, Inc. has contributed to the American Cancer Society's "Making Strides Against Breast Cancer Walk." The Company also raised funds for this organization through the sale of exclusively-designed pink-ribbon product in its stores throughout the United States.

For nearly two decades, Foot Locker, Inc. has worked side-by-side with the Fred Jordan Mission, donating shoes and supplies to impoverished children in Los Angeles. Since first partnering with the Mission, Foot Locker, Inc. has donated nearly 100,000 pairs of shoes to children in need.

Foot Locker, Inc. also supports the communities where it does business by contributing to various organizations such as Save the Children. Going forward, the Company will strive to continue to be an active sponsor of various community involvement programs and support other worth-while causes and organizations.


MAKING STRIDES
AGAINST BREAST CANCER



Foot Locker, Inc.

foot Locker
ON OUR
FEET
UNCF
A mind is a terrible thing to waste

20
YEARS
100,000
KIDS
THANK YOU
Foot Locker
from all of us at
FRED JORDAN MISSIONS

IMAGINE: A chance to go to school.

Donate Now!
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Thank you!
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Lady Foot Locker
kids





Foot Locker

Since its inception in 1974, youthful, multi-cultural and fashion-conscious consumers have chosen Foot Locker as their preferred destination in the mall for athletic footwear and apparel. Today, Foot Locker's primary customer, a 12-to-24 year old male, can find the latest styles and technologies in the basketball, running, cross-training and various athletically-inspired fashion categories at Foot Locker stores throughout the United States, Europe, Canada, Australia, New Zealand, Puerto Rico, the Virgin Islands and Guam. Foot Locker maintains its competitive position by keeping its merchandise assortments fresh, updating the look and feel of its store environment and providing exceptional customer service.

In the United States, Foot Locker is focusing its business strategies on building customer loyalty further by offering the consumer an enjoyable shopping experience. At year-end, Foot Locker operated 1,218 stores in all 50 states. Its distinctly designed stores, which average 4,100 gross square feet, create an energetic environment with its modern product displays, music videos and lifestyle graphics. From the signature black and white striped uniforms worn by every associate to the striking product presentations, the store's ambience is reflective of its sports heritage. In addition, Foot Locker's experienced and knowledgeable sales associates are trained to offer unique, one-on-one customer service. Foot Locker defines its core customer as "athletic connoisseurs" who adhere to an authentic sport heritage and are, in many cases, collectors of athletic footwear.

Foot Locker seeks to strengthen its brand awareness in the United States through a myriad of advertising and sports marketing programs, that include the Foot Locker Cross Country Championships, NBA All-Star Weekend's Three-Point Shootout Contest and the ING New York City Marathon.

In Europe, Foot Locker is the premium retailer of athletic-influenced footwear and apparel. At year-end, the Company operated 512 stores in 17 countries in Europe, with a high concentration in France, Germany, Italy, Spain and the United Kingdom. The typical European Foot Locker store is situated either on a prime shopping




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street in a major metropolitan area or in a popular mall-based location. Our European stores are highly visible and heavily-trafficked, and are somewhat smaller in size than the Company's U.S. based stores. Foot Locker Europe positions itself as a "house of brands," to differentiate its stores from the competition by specializing in selling unique, premium athletic footwear, that is sourced primarily from well-known suppliers, and athletically-inspired apparel to fashion-conscious, primarily male consumers.

In 2008, Foot Locker Europe initiated its multi-channel expansion strategy by launching Foot-locker.co.uk, a commerce-enabled website targeted to customers in the United Kingdom. The Company will continue to utilize its existing Footlocker.eu website to communicate with Foot Locker's consumers throughout all of Europe.

In Canada, Foot Locker aims to be the leading athletic lifestyle footwear and apparel destination for consumers who seek the latest trends in style and fashion. Foot Locker stores in Canada provide an exciting shopping experience and an exclusive product mix in a customer service and team-oriented environment. Foot Locker operates stores in most major cities and malls across nine Canadian provinces. At year-end, the Company operated 130 Foot Locker stores in Canada, located primarily in major shopping malls.

In the Asia/Pacific region, Foot Locker has a market leadership position, particularly in the premium marquee sector of the industry. Foot Locker's business in this region is driven by offering for sale exclusive products that differentiate its stores from the competition, thereby enhancing their ability to connect with the youthful consumer. Over the past several years, Foot Locker Asia/Pacific's sales and profits have increased significantly. At year-end, the Company operated 76 stores in Australia and 14 in New Zealand, with a large percentage located in major metropolitan areas.










Foot Locker




Foot Locker



Kids Foot Locker | Lady Foot Locker

Since opening its first store in 1987, Kids Foot Locker has differentiated itself in the marketplace by being the only U.S. chain that offers branded athletic footwear and apparel for children. Kids Foot Locker's 305 stores average 2,400 gross square feet and are designed uniquely with eye-catching fixtures, playful displays and graphics to appeal to parents and children.

At Kids Foot Locker, parents find a complete collection of athletic products targeted specifically at outfitting 5-to-11 year old children. The core Kids Foot Locker customer – who also tends to be a customer of Lady Foot Locker – is a mother of young children.

An important competitive advantage that Kids Foot Locker provides to the Company is an early engagement with young children who many times embrace the Foot Locker brand and become life-long loyal customers.

Kids Foot Locker's marketing campaigns are designed to attract the attention of, and communicate effectively with, children. The Company also utilizes this approach when developing the Kids Foot Locker store's visual merchandising, which has been updated to include new kid-friendly apparel tables, as well as new brightly lit shoe risers.

Lady Foot Locker was developed by the Company in 1982 and quickly became the leading U.S. specialty store chain selling athletic footwear, apparel and accessories to youthful and active women. Lady Foot Locker's primary target customer is a 13-to-34 year old woman who is active, fashion-savvy and brand-conscious.

Lady Foot Locker's 486 stores, which average 2,200 gross square feet, are designed to facilitate a pleasant and effortless shopping experience. The clear and prominent display of footwear by category, and apparel by collection, makes it easy for customers to shop for a specific activity. Lady Foot Locker stores include a "Feature Zone," designed to display the newest products and the latest brand styles prominently. This area is updated constantly to create the head-to-toe look for which Lady Foot Locker is well-known.

An important part of Lady Foot Locker's mission is to maximize brand awareness through event marketing programs such as the Disney Princess Half Marathon, the Nike Women's Marathon in San Francisco, where more than 30,000 women competed this past year, and the annual Tae Bo Fitness Challenge, to name a few.



Lady Foot Locker



kids Foot Locker





kids Foot Locker



Lady Foot Locker

GREEN INITIATIVE – *LIGHTING*



The Company is migrating toward utilizing more-efficient lighting technologies in its various corporate offices, operational facilities and stores. By utilizing more-efficient light bulbs, the Company is conserving energy and extending the useful life of its capital expenditures, while enhancing the clarity of its merchandise displays in its stores.


FOOTACTION
USA

In 2004, the Company acquired Footaction with an objective of increasing its market share in the United States by purchasing a business that caters to a consumer that typically resides in an urban area and embraces "edgy" fashion styles. Footaction's roots in urban America have provided significant street credibility with urban fashion-trend influencers. The target customers for Footaction are predominately males, under the age of 25, who are inspired by athleticism but defined by street culture.

The Footaction in-store environment was recently updated with new tables and mannequins that improve the showcase of its merchandise assortments. By cross-merchandising footwear, apparel and accessories within these presentations, the Footaction stores present a more comprehensive and effective urban fashion story to the customer. New lifestyle graphics reflecting the core Footaction consumer were also added above the shoe wall in the stores to provide a shopping environment more relevant to its core customer base.

Today, there are 335 Footaction stores, averaging 4,700 gross square feet each. Footaction will continue to strive to gain market share by identifying emerging brands and working with its existing vendors to keep its merchandise assortments current.


KEEP IT FRESH WITH FOOTACTION USA


FOOTACTION

Direct-to-Customers


Footlocker.com


Eastbay

The Company initiated its direct-to-customers business in 1997, when it acquired Eastbay, a well-established catalog operation. The addition of Eastbay to its portfolio of retail store businesses extended the Company's reach, providing the opportunity to offer an expanded assortment of athletic products to a larger customer base.

During the past 12 years, the Company grew the Eastbay operation significantly by developing and selling athletic products through a number of Internet websites, including Eastbay.com and Footlocker.com, as well as a tailored website designed for each of its store brands. Today, the Company's direct-to-customers retail operation is multi-branded and multi-channeled, focused on reaching consumers through the Internet and catalog mailings.

The Company seeks to sustain the strong productivity measurements of its direct-to-customers segment, including its high profit margin rate, while also pursuing the development of new growth initiatives. Identifying new initiatives for growth through enhancements to its existing internal channels of distribution and expansion of its partnerships with well-known third parties is a key strategic objective for this business. Its existing third party partnerships include those with Amazon.com, the United States Olympic Committee, ESPN and several of the Company's key suppliers.


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FOOTACTION USA
JORDAN
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Another opportunity for growth is identifying compatible acquisition opportunities that can be integrated effectively into the infrastructure that supports the Company's existing direct-to-customers operation. CCS, an acquisition completed during the fourth quarter of 2008, is an exciting example of the successful execution of this strategy by the Company.

CCS was founded in California in 1985 and today represents the leading retailer in the United States that sells skateboard footwear, apparel, hard-goods and accessories through catalogs and the Internet. The target customer of CCS is a teenaged boy who participates actively in the sport of skateboarding or is inspired by an action sports lifestyle.

Through the acquisition of CCS, the Company was able to expand its business in the rapidly growing action and extreme sports categories. The operations that supported the CCS business prior to being acquired by Foot Locker, Inc., including its websites, distribution, call centers and information technology, were integrated into the Company's existing direct-to-customers infrastructure before year end. Combining the support operations of CCS with that of the Company's existing infrastructure is expected to provide significant operational benefits in 2009 and allow the well-regarded CCS management team to continue to focus on growing the business profitably.



GREEN INITIATIVE – *CORRUGATED BOXES*



The Company has developed a process to re-use the corrugated boxes that are required to ship merchandise to its stores and distribution centers. Additionally, the Company sells its unusable boxes to various recyclers, reducing both its waste and cost of operations.

CHAMPS SPORTS
WHERE SPORT LIVES



Champs Sports was acquired by the Company in 1987. Since that time, the Champs Sports business has grown to become a leading mall-based athletic retailer in North America with 565 stores at year end. Its stores offer a product mix comprised of athletic footwear, apparel and accessories for a wide variety of sports, fitness and lifestyle activities.

Each Champs Sports store is designed to provide an in-depth array of products, one-on-one customer service and a sales environment that reflects the lifestyle of its target market – 12-to-25 year old consumers who reside in suburban communities. The typical Champs Sports store is approximately 5,400 gross square feet.

Champs Sports differentiates its stores from its mall-based competitors by developing new and exclusive athletic footwear products in coordination with the Company's well-known merchandise suppliers. A key competitive advantage is its private-label apparel offerings that the Company designs and sources directly from manufacturers. Champs Sports is also well known as a destination in the mall for its "licensed" apparel assortments of college, National Football League, National Basketball Association, National Hockey League and Major League Baseball teams.

Focusing on the development of sports-related marketing programs is a key strategy designed to build the Champs Sports brand equity. For example, since 2004, Champs Sports has benefited from its sponsorship of the Champs Sports Bowl, a top tier bowl game which features college football teams from the ACC and Big Ten conferences.




CHAMPS
BOWL


Fan or fanatic
YOUR MOVE
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CHAMPS
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CHAMPS
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asics

EVERY MILE
IS A STEP CLOSER
TO THE STARTING LINEUP.

CHAMPS
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission File No.1-10299

FOOT LOCKER, INC.

(Exact name of Registrant as specified in its charter)

New York	**13-3513936**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
112 West 34th Street, New York, New York	**10120**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (212) 720-3700

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer, "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

Number of shares of Common Stock outstanding at March 24, 2009:	154,947,095
The aggregate market value of voting stock held by non-affiliates of the Registrant computed by reference to the closing price as of the last business day of the Registrant's most recently completed second fiscal quarter, August 2, 2008, was approximately:	$ 1,738,151,003*

* For purposes of this calculation only (a) all directors plus one executive officer and owners of five percent or more of the Registrant are deemed to be affiliates of the Registrant and (b) shares deemed to be "held" by such persons at August 2, 2008 include only outstanding shares of the Registrant's voting stock with respect to which such persons had, on such date, voting or investment power.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement (the "Proxy Statement") to be filed in connection with the Annual Meeting of Shareholders to be held on May 20, 2009: Parts III and IV.

TABLE OF CONTENTS

PART I

Item 1. Business

General

Foot Locker, Inc., incorporated under the laws of the State of New York in 1989, is a leading global retailer of athletic footwear and apparel, operating 3,641 primarily mall-based stores in the United States, Canada, Europe, Australia, and New Zealand as of January 31, 2009. Foot Locker, Inc. and its subsidiaries hereafter are referred to as the "Registrant," "Company" or "we." Information regarding the business is contained under the "Business Overview" section in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

The Company maintains a website on the Internet at *www.footlocker-inc.com*. The Company's filings with the Securities and Exchange Commission, including its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports are available free of charge through this website as soon as reasonably practicable after they are filed with or furnished to the SEC by clicking on the "SEC Filings" link. The Corporate Governance section of the Company's corporate website contains the Company's Corporate Governance Guidelines, Committee Charters, and the Company's Code of Business Conduct for directors, officers and employees, including the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. Copies of these documents may also be obtained free of charge upon written request to the Company's Corporate Secretary at 112 West 34th Street, New York, NY 10120. The Company intends to disclose promptly amendments to the Code of Business Conduct and waivers of the Code for directors and executive officers on the Corporate Governance section of the Company's corporate website.

The Certification of the Chief Executive Officer required by Section 303A.12(a) of The New York Stock Exchange Listing Standards relating to the Company's compliance with The New York Stock Exchange Corporate Governance Listing Standards was submitted to The New York Stock Exchange on June 6, 2008.

Information Regarding Business Segments and Geographic Areas

The financial information concerning business segments, divisions and geographic areas is contained under the "Business Overview" and "Segment Information" sections in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." Information regarding sales, operating results and identifiable assets of the Company by business segment and by geographic area is contained under the "Segment Information" note in "Item 8. Consolidated Financial Statements and Supplementary Data."

The service marks and trademarks appearing on this page and elsewhere in this report (except for dELiA*s, Alshaya Trading Co. W.L.L., Northern Group, ESPN, Nike, The San Francisco Music Box Company, and U.S. Olympic Committee) are owned by Foot Locker, Inc. or its subsidiaries.

Employees

The Company and its consolidated subsidiaries had 15,952 full-time and 23,806 part-time employees at January 31, 2009. The Company considers employee relations to be satisfactory.

Competition

Financial information concerning competition is contained under the "Business Risk" section in the "Financial Instruments and Risk Management" note in "Item 8. Consolidated Financial Statements and Supplementary Data."

Merchandise Purchases

Financial information concerning merchandise purchases is contained under the "Liquidity" section in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and under the "Business Risk" section in the "Financial Instruments and Risk Management" note in "Item 8. Consolidated Financial Statements and Supplementary Data."

Item 1A. Risk Factors

The statements contained in this Annual Report on Form 10-K ("Annual Report") that are not historical facts, including, but not limited to, statements regarding our expected financial position, business and financing plans found in "Item 1. Business" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Please also see "Disclosure Regarding Forward-Looking Statements." Our actual results may differ materially due to the risks and uncertainties discussed in this Annual Report, including those discussed below. Additional risks and uncertainties that we do not presently know about or that we currently consider to be insignificant may also affect our business operations and financial performance.

We reported a material weakness in our internal control over financial reporting, and if we are unable to improve our internal controls, our financial results may not be accurately reported.

Management's assessment of the effectiveness of our internal control over financial reporting as of January 31, 2009 identified a material weakness in its internal control over financial reporting designed to ensure proper accounting for income taxes, as described in "Item 9A. Controls and Procedures." This material weakness, or difficulties encountered in implementing new or improved controls or remediation, could prevent us from accurately reporting our financial results, result in material misstatements in our financial statements or cause us to fail to meet our reporting obligations. Failure to comply with Section 404 of the Sarbanes-Oxley Act of 2002 could negatively affect our business, the price of our common stock and market confidence in our reported financial information.

The industry in which we operate is dependent upon fashion trends, customer preferences and other fashion-related factors.

The athletic footwear and apparel industry is subject to changing fashion trends and customer preferences. We cannot guarantee that our merchandise selection will accurately reflect customer preferences when it is offered for sale or that we will be able to identify and respond quickly to fashion changes, particularly given the long lead times for ordering much of our merchandise from vendors. For example, we order the bulk of our athletic footwear four to six months prior to delivery to our stores. If we fail to anticipate accurately either the market for the merchandise in our stores or our customers' purchasing habits, we may be forced to rely on markdowns or promotional sales to dispose of excess, slow moving inventory, which could have a material adverse effect on our business, financial condition, and results of operations.

A substantial portion of our highest margin sales are to young males (ages 12–25), many of whom we believe purchase athletic footwear and licensed apparel as a fashion statement and are frequent purchasers of athletic footwear. Any shift in fashion trends that would make athletic footwear or licensed apparel less attractive to these customers could have a material adverse effect on our business, financial condition, and results of operations.

The businesses in which we operate are highly competitive.

The retail athletic footwear and apparel business is highly competitive with relatively low barriers to entry. Our athletic footwear and apparel operations compete primarily with athletic footwear specialty stores, sporting goods stores and superstores, department stores, discount stores, traditional shoe stores, and mass merchandisers, many of which are units of national or regional chains that have significant financial and marketing resources. The principal competitive factors in our markets are price, quality, selection of merchandise, reputation, store location, advertising, and customer service. We cannot assure you that we will continue to be able to compete successfully against existing or future competitors. Our expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on our business, financial condition, and results of operations.

Although we sell merchandise via the Internet, a significant shift in customer buying patterns to purchasing athletic footwear, athletic apparel, and sporting goods via the Internet could have a material adverse effect on our business results. In addition, some of our vendors distribute products directly through the Internet and others may follow. Some vendors operate retail stores and some have indicated that further retail stores will open. Should this continue to occur, and if our customers decide to purchase directly from our vendors, it could have a material adverse effect on our business, financial condition, and results of operations.

We depend on mall traffic and our ability to identify suitable store locations.

Our sales, particularly in the United States and Canada, are dependent in part on a high volume of mall traffic. Our stores are located primarily in enclosed regional and neighborhood malls. Mall traffic may be adversely affected by, among other things, economic downturns, the closing of anchor department stores or changes in customer preferences or acts of terrorism. A decline in the popularity of mall shopping among our target customers could have a material adverse effect on us.

To take advantage of customer traffic and the shopping preferences of our customers, we need to maintain or acquire stores in desirable locations such as in regional and neighborhood malls anchored by major department stores. We cannot be certain that desirable mall locations will continue to be available.

The effects of natural disasters, terrorism, acts of war and retail industry conditions may adversely affect our business.

Natural disasters, including hurricanes, floods, and tornados may affect store and distribution center operations. In addition, acts of terrorism, acts of war, and military action both in the United States and abroad can have a significant effect on economic conditions and may negatively affect our ability to purchase merchandise from vendors for sale to our customers. Any significant declines in general economic conditions, public safety concerns or uncertainties regarding future economic prospects that affect customer spending habits could have a material adverse effect on customer purchases of our products.

A change in the relationship with any of our key vendors or the unavailability of our key products at competitive prices could affect our financial health.

Our business is dependent to a significant degree upon our ability to purchase brand-name merchandise at competitive prices, including the receipt of volume discounts, cooperative advertising, and markdown allowances from our vendors. The Company purchased approximately 80 percent of its merchandise in 2008 from its top five vendors and expects to continue to obtain a significant percentage of its athletic product from these vendors in future periods. Approximately 64 percent was purchased from one vendor — Nike, Inc. ("Nike"). Each of our operating divisions is highly dependent on Nike; they individually purchase 44 to 78 percent of their merchandise from Nike. Our inability to obtain merchandise in a timely manner from major suppliers (particularly Nike) as a result of business decisions by our suppliers or any disruption in the supply chain could have a material adverse effect on our business, financial condition, and results of operations. Because of our strong dependence on Nike, any adverse development in Nike's financial condition and results of operations or the inability of Nike to develop and manufacture products that appeal to our target customers could also have an adverse effect on our business, financial condition, and results of operations. We cannot be certain that we will be able to acquire merchandise at competitive prices or on competitive terms in the future.

Merchandise that is high profile and in high demand is allocated by our vendors based upon their internal criteria. Although we have generally been able to purchase sufficient quantities of this merchandise in the past, we cannot be certain that our vendors will continue to allocate sufficient amounts of such merchandise to us in the future. In addition, our vendors provide support to us through cooperative advertising allowances and promotional events. We cannot be certain that such assistance from our vendors will continue in the future. These risks could have a material adverse effect on our business, financial condition, and results of operations.

We may experience fluctuations in and cyclicality of our comparable-store sales results.

Our comparable-store sales have fluctuated significantly in the past, on both an annual and a quarterly basis, and we expect them to continue to fluctuate in the future. A variety of factors affect our comparable-store sales results, including, among others, fashion trends, the highly competitive retail store sales environment, economic conditions, timing of promotional events, changes in our merchandise mix, calendar shifts of holiday periods, and weather conditions.

Many of our products, particularly high-end athletic footwear and licensed apparel, represent discretionary purchases. Accordingly, customer demand for these products could decline in a recession or if our customers develop other priorities for their discretionary spending. These risks could have a material adverse effect on our business, financial condition, and results of operations.

Our operations may be adversely affected by economic or political conditions in other countries.

Approximately 28 percent of our sales and a significant portion of our operating results for 2008 were attributable to our sales in Europe, Canada, New Zealand, and Australia. As a result, our business is subject to the risks associated with doing business outside of the United States, such as foreign governmental regulations, foreign customer preferences, political unrest, disruptions or delays in shipments, and changes in economic conditions in countries in which we operate. Although we enter into forward foreign exchange contracts and option contracts to reduce the effect of foreign currency exchange rate fluctuations, our operations may be adversely affected by significant changes in the value of the U.S. dollar as it relates to certain foreign currencies.

In addition, because we and our suppliers have a substantial amount of our products manufactured in foreign countries, our ability to obtain sufficient quantities of merchandise on favorable terms may be affected by governmental regulations, trade restrictions, and economic, labor, and other conditions in the countries from which our suppliers obtain their product.

Our business is subject to economic cycles and retail industry conditions. Purchases of discretionary athletic footwear, apparel, and related products, tend to decline during recessionary periods when disposable income is low and customers are hesitant to use available credit.

The effect of deteriorating global economic conditions and financial markets may adversely affect our business.

The Company's performance is subject to global economic conditions and the related impact on consumer spending levels, which have declined recently due to the current economic slowdown. Some of the factors affecting consumer spending are employment, levels of consumer debt, reductions in net worth as a result of recent severe market declines, residential real estate and mortgage markets, taxation, fuel and energy prices, interest rates, consumer confidence, as well as other macroeconomic factors. Consumer purchases of discretionary items, including merchandise we sell, generally decline during recessionary periods and other periods where disposable income is adversely affected. The downturn in the global economy may continue to affect customer purchases for the foreseeable future and may adversely impact our business, financial condition and results of operations. In addition, declines in our profitability could result in a charge to earnings for the impairment of goodwill, which would not affect our cash flow but could decrease our earnings, and our stock price could be adversely affected.

The recent distress in the financial markets has resulted in extreme volatility in security prices and diminished liquidity and credit availability. There can be no assurance that our liquidity will not be affected by changes in the financial markets and the global economy. Although we currently do not have any borrowings under our revolving credit facility (other than amounts used for standby letters of credits), tightening of the credit markets could make it more difficult for us to access funds, refinance our existing indebtedness, enter into agreements for new indebtedness or obtain funding through the issuance of the Company's securities. In addition, the current credit situation is having a significant negative impact on businesses around the world, and the impact of this situation on our major suppliers cannot be predicted. The Company relies on a few key vendors for a majority of its merchandise purchases (including a significant portion from one key vendor). The inability of key suppliers to access liquidity, or the insolvency of key suppliers, could lead to their failure to deliver our merchandise. Our inability to obtain merchandise in a timely manner from major suppliers could have a material adverse effect on our business, financial condition, and results of operations.

If our long-lived assets, goodwill or other intangible assets become impaired, we may need to record significant non-cash impairment charges.

We review our long-lived assets, goodwill and other intangible assets when events indicate that the carrying value of such assets may be impaired. Goodwill and other indefinite lived intangible assets are reviewed for impairment if impairment indicators arise and, at a minimum, annually. We determine fair value based on a combination of a discounted cash flow approach and market-based approach. If an impairment trigger is identified, the carrying value is compared to its estimated fair value and provisions for impairment are recorded as appropriate. Impairment losses are significantly affected by estimates of future operating cash flows and estimates of fair value. Our estimates of future operating cash flows are identified from our three-year plans, which are based upon our experience, knowledge and expectations; however, these estimates can be affected by such factors as our future operating results, future store profitability, and future economic conditions, all of which can be difficult to predict.

Similar to others in our industry, the recent macroeconomic conditions have affected both our performance, as well as our stock price and market capitalization, and it is difficult to predict how long these economic conditions will continue, whether they will continue to deteriorate, and which aspects of our business may be adversely affected. These conditions and the continuation of these conditions could affect the fair value of our long-lived assets, goodwill and other intangible assets and could result in future impairment charges, which would adversely affect our results of operations.

Material changes in the market value of the securities we hold may adversely affect our results of operations and financial condition.

As of January 31, 2009, our cash, cash equivalents and short-term investments totaled $408 million, of which $380 million was invested in a diversified portfolio of short-term securities. Substantially all of our investments were short-term deposits in highly rated banking institutions. We regularly monitor our counterparty credit risk and mitigate our exposure by making short-term investments only in highly-rated institutions and by limiting the amount we invest in any one institution. At January 31, 2009, most of the investments were in institutions rated "AA-" or better from a major credit rating agency. Despite those ratings, it is possible that the value or liquidity of our investments may decline due to any number of factors, including general market conditions and bank-specific credit issues. We have significant amounts of cash and cash equivalents at financial institutions that are in excess of federally insured limits. With the current uncertain financial environment and the instability of financial institutions, we cannot be assured that we will not experience losses on our deposits.

The master trust which holds the assets of our U.S. pension plan has assets totaling approximately $346 million as of January 31, 2009. The fair values of these assets held in the master trust are compared to the plan's projected benefit obligation to determine the pension funding liability. We attempt to mitigate risk through diversification, and we regularly monitor investment risk on our portfolio through quarterly investment portfolio reviews and periodic asset and liability studies. Despite these measures, it is possible that the value of our portfolio may decline in the future due to any number of factors, including general market conditions and credit issues. Such declines could have an impact on the funded status of our pension plans and future funding requirements. In addition, the decline in our pension assets will adversely affect pension expense in 2009.

Complications in our distribution centers and other factors affecting the distribution of merchandise may affect our business.

We operate four distribution centers worldwide to support our athletic business. In addition to the distribution centers that we operate, we have third-party arrangements to support our operations in Canada, Australia and New Zealand. If complications arise with any facility or any facility is severely damaged or destroyed, the Company's other distribution centers may not be able to support the resulting additional distribution demands. This may adversely affect our ability to deliver inventory on a timely basis. We depend upon UPS for shipment of a significant amount of merchandise. An interruption in service by UPS for any reason could cause temporary disruptions in our business, a loss of sales and profits, and other material adverse effects.

Our freight cost is affected by changes in fuel prices through surcharges. Increases in fuel prices and surcharges and other factors may increase freight costs and thereby increase our cost of sales.

A major failure of our information systems could harm our business.

We depend on information systems to process transactions, manage inventory, operate our websites, purchase, sell and ship goods on a timely basis, and maintain cost-efficient operations. Any material disruption or slowdown of our systems could cause information to be lost or delayed, which could have a negative effect on our business. We may experience operational problems with our information systems as a result of system failures, viruses, computer "hackers" or other causes. We cannot be assured that our systems will be adequate to support future growth.

Risks associated with Internet operations.

Our Internet operations are subject to numerous risks, including risks related to the failure of the computer systems that operate our websites and their related support systems, including computer viruses, telecommunications failures and similar disruptions. Also, we may require additional capital in the future to sustain or grow our online commerce.

Business risks related to online commerce include risks associated with the need to keep pace with rapid technological change, Internet security risks, risks of system failure or inadequacy, government regulation and legal uncertainties with respect to the Internet, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materializes, it could have a material adverse effect on the Company's business.

Risk associated with our recent acquisition.

During the fourth quarter of 2008, we acquired CCS, a leading direct-to-customer retailer that sells skateboard equipment, apparel, footwear and accessories though catalogs and the Internet. We have substantially completed the integration of CCS during the fourth quarter 2008, including moving all personnel and distribution activities to our corporate office and distribution center, respectively. The acquisition of CCS involves a number of risks, which could significantly and adversely affect our business, financial condition, and results of operations, including:

- failure of CCS to achieve the results that we expect;
- diversion of management's attention from operational matters;
- difficulties integrating the operations and personnel; and
- potential difficulties associated with the retention of key personnel.

Unauthorized disclosure of sensitive or confidential customer information, whether through a breach of the Company's computer system or otherwise, could severely harm our business.

As part of the Company's normal course of business, it collects, processes, and retains sensitive and confidential customer information. Despite the security measures the Company has in place, its facilities and systems may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human error, or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of confidential information by the Company could severely damage its reputation, expose it to the risks of litigation and liability, disrupt its operations and harm its business.

Our reliance on key management, store and field associates.

Future performance will depend upon our ability to attract, retain, and motivate our executive and senior management team, as well as, store personnel and field management. Our success depends to a significant extent both upon the continued services of our current executive and senior management team, as well as our ability to attract, hire, motivate, and retain additional qualified management in the future. Competition for key executives in the retail industry is intense, and our operations could be adversely affected if we cannot attract and retain qualified associates. Many of the store and field associates are in entry level or part-time positions with historically high rates of turnover. Our ability to meet our labor needs while controlling costs is subject to external factors such as unemployment levels, prevailing wage rates, minimum wage legislation, and changing demographics. If we are unable to attract and retain quality associates, our ability to meet our growth goals or to sustain expected levels of profitability may be compromised. In addition, a large number of our retail employees are paid the prevailing minimum wage, which if increased would negatively affect our profitability.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The properties of the Company and its consolidated subsidiaries consist of land, leased and owned stores, and administrative and distribution facilities. Gross square footage and total selling area for the Athletic Stores segment at the end of 2008 were approximately 13.50 and 8.09 million square feet, respectively. These properties, which are primarily leased, are located in the United States, Canada, various European countries, Australia, and New Zealand.

The Company currently operates four distribution centers, of which two are owned and two are leased, occupying an aggregate of 2.55 million square feet. Three of the four distribution centers are located in the United States and one is in Europe.

Item 3. Legal Proceedings

Information regarding the Company's legal proceedings are contained in the "Legal Proceedings" note under "Item 8. Consolidated Financial Statements and Supplementary Data."

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of the year ended January 31, 2009.

Executive Officers of the Company

Information with respect to Executive Officers of the Company, as of March 30, 2009, is set forth below:

Chairman of the Board, President and Chief Executive Officer	Matthew D. Serra
President and Chief Executive Officer - Foot Locker, Inc. — International	Ronald J. Halls
Senior Vice President, General Counsel and Secretary	Gary M. Bahler
Senior Vice President — Real Estate	Jeffrey L. Berk
Senior Vice President, Chief Information Officer and Investor Relations	Peter D. Brown
Senior Vice President and Chief Financial Officer	Robert W. McHugh
Senior Vice President — Strategic Planning	Lauren B. Peters
Senior Vice President — Human Resources	Laurie J. Petrucci
Vice President and Chief Accounting Officer	Giovanna Cipriano
Vice President and Treasurer	John A. Maurer

Matthew D. Serra, age 64, has served as Chairman of the Board since February 2004, President since April 2000 and Chief Executive Officer since March 2001. Mr. Serra served as Chief Operating Officer from February 2000 to March 2001 and as President and Chief Executive Officer of Foot Locker Worldwide from September 1998 to February 2000.

Ronald J. Halls, age 55, has served as President and Chief Executive Officer of Foot Locker, Inc. — International since October 2006. He served as President and Chief Executive Officer of Champs Sports, an operating division of the Company, from February 2003 to October 2006 and as Chief Operating Officer of Champs Sports from February 2000 to February 2003.

Gary M. Bahler, age 57, has served as Senior Vice President since August 1998, General Counsel since February 1993 and Secretary since February 1990.

Jeffrey L. Berk, age 53, has served as Senior Vice President — Real Estate since February 2000.

Peter D. Brown, age 54, has served as Senior Vice President, Chief Information Officer and Investor Relations since September 2006. Mr. Brown served as Vice President — Investor Relations and Treasurer from October 2001 to September 2006, served as Vice President — Investor Relations and Corporate Development from April 2001 to October 2001 and as Assistant Treasurer — Investor Relations and Corporate Development from August 2000 to April 2001.

Robert W. McHugh, age 50, has served as Senior Vice President and Chief Financial Officer since November 2005. He served as Vice President and Chief Accounting Officer from January 2000 to November 2005.

Lauren B. Peters, age 47, has served as Senior Vice President — Strategic Planning since April 2002. Ms. Peters served as Vice President — Planning from January 2000 to April 2002.

Laurie J. Petrucci, age 50, has served as Senior Vice President — Human Resources since May 2001. Ms. Petrucci served as Senior Vice President — Human Resources of the Foot Locker Worldwide division from March 2000 to May 2001.

Giovanna Cipriano, age 39, has served as Vice President and Chief Accounting Officer since November 2005. She served as Divisional Vice President, Financial Controller from June 2002 to November 2005.

John Maurer, age 49, has served as Vice President and Treasurer since September 2006. Mr. Maurer served as Assistant Treasurer from April 2002 to September 2006.

There are no family relationships among the executive officers or directors of the Company.

PART II

Item 5. Market for the Company's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Information regarding the Company's market for stock exchange listings, common equity, quarterly high and low prices, and dividend policy are contained in the "Shareholder Information and Market Prices" note under "Item 8. Consolidated Financial Statements and Supplementary Data."

Performance Graph

The following graph compares the cumulative five-year total return to shareholders on Foot Locker, Inc.'s common stock relative to the total returns of the S&P 400 Retailing Index and the Russell 2000 Index.



Indexed Share Price Performance
160
140
120
100
80
60
40
20
0
(%)
Jan-04
Jan-05
Jan-06
Feb-07
Feb-08
Jan-09
Foot Locker, Inc.
S&P 400 Retailing Index
Russell 2000

Item 6. Selected Financial Data

Selected financial data is included in the "Five Year Summary of Selected Financial Data" note in "Item 8. Consolidated Financial Statements and Supplementary Data."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview

Foot Locker, Inc., through its subsidiaries, operates in two reportable segments — Athletic Stores and Direct-to-Customers. The Athletic Stores segment is one of the largest athletic footwear and apparel retailers in the world, whose formats include Foot Locker, Lady Foot Locker, Kids Foot Locker, Champs Sports, and Footaction. The Direct-to-Customers segment reflects CCS and Footlocker.com, Inc., which sells, through its affiliates, including Eastbay, Inc., to customers through catalogs and Internet websites.

The Foot Locker brand is one of the most widely recognized names in the market segments in which the Company operates, epitomizing high quality for the active lifestyle customer. This brand equity has aided the Company's ability to successfully develop and increase its portfolio of complementary retail store formats, specifically Lady Foot Locker and Kids Foot Locker, as well as Footlocker.com, Inc., its direct-to-customers business. Through various marketing channels, including television campaigns and sponsorships of various sporting events, Foot Locker, Inc. reinforces its image with a consistent message; namely, that it is the destination store for athletic footwear and apparel with a wide selection of merchandise in a full-service environment.

Athletic Stores

The Company operates 3,641 stores in the Athletic Stores segment. The following is a brief description of the Athletic Stores segment's operating businesses:

Foot Locker — Foot Locker is a leading athletic footwear and apparel retailer. Its stores offer the latest in athletic-inspired performance products, manufactured primarily by the leading athletic brands. Foot Locker offers products for a wide variety of activities including basketball, running, and training. Its 1,950 stores are located in 21 countries including 1,218 in the United States, Puerto Rico, U.S. Virgin Islands, and Guam, 130 in Canada, 512 in Europe and a combined 90 in Australia and New Zealand. The domestic stores have an average of 2,400 selling square feet and the international stores have an average of 1,400 selling square feet.

Champs Sports — Champs Sports is one of the largest mall-based specialty athletic footwear and apparel retailers in the United States. Its product categories include athletic footwear, apparel and accessories, and a focused assortment of equipment. This combination allows Champs Sports to differentiate itself from other mall-based stores by presenting complete product assortments in a select number of sporting activities. Its 565 stores are located throughout the United States, Canada, Puerto Rico, and the U.S. Virgin Islands. The Champs Sports stores have an average of 3,600 selling square feet.

Footaction — Footaction is a national athletic footwear and apparel retailer. The primary customers are young urban males that seek street-inspired fashion styles. Its 335 stores are located throughout the United States and Puerto Rico and focus on marquee allocated footwear and branded apparel. The Footaction stores have an average of 2,900 selling square feet.

Lady Foot Locker — Lady Foot Locker is a leading U.S. retailer of athletic footwear, apparel and accessories for women. Its stores carry major athletic footwear and apparel brands, as well as casual wear and an assortment of proprietary merchandise designed for a variety of activities, including running, basketball, walking, and fitness. Its 486 stores are located in the United States, Puerto Rico, the U.S. Virgin Islands, and Guam, and have an average of 1,300 selling square feet.

Kids Foot Locker — Kids Foot Locker is a national children's athletic retailer that offers the largest selection of brand-name athletic footwear, apparel and accessories for children. Its stores feature an environment geared to appeal to both parents and children. Its 305 stores are located in the United States, Puerto Rico and the U.S. Virgin Islands and have an average of 1,400 selling square feet.

Store Profile

	At February 2, 2008	Opened	Closed	At January 31, 2009
Foot Locker	2,006	29	85	1,950
Champs Sports	576	17	28	565
Footaction	356	1	22	335
Lady Foot Locker	526	5	45	486
Kids Foot Locker	321	12	28	305
Total Athletic Stores	3,785	64	208	3,641

Direct-to-Customers

Footlocker.com — Footlocker.com, Inc., sells, through its affiliates, directly to customers through catalogs and its Internet websites. Eastbay, Inc., one of its affiliates, is one of the largest direct marketers of athletic footwear, apparel, equipment, team licensed and private-label merchandise in the United States and provides the Company's eight full-service e-commerce sites access to an integrated fulfillment and distribution system. The Company has a marketing agreement with the U.S. Olympic Committee (USOC) providing the Company with the exclusive rights to sell USOC licensed products through catalogs and via an e-commerce site.

The Company has an agreement with ESPN for ESPN Shop — an ESPN-branded direct mail catalog and e-commerce site linked to *www.ESPNshop.com*, where consumers can purchase athletic footwear, apparel and equipment, which will be managed by Footlocker.com. Both the catalog and the e-commerce site feature a variety of ESPN-branded and non-ESPN-branded athletically inspired merchandise.

On November 5, 2008, the Company purchased CCS from dELiA*s, Inc. CCS is a direct marketer of skateboard and snowboard equipment, apparel, footwear, and accessories primarily targeting teenage boys. CCS operates through catalogs and its Internet website.

Franchise Operations

In March of 2006, the Company entered into a ten-year area development agreement with the Alshaya Trading Co. W.L.L., in which the Company agreed to enter into separate license agreements for the operation of Foot Locker stores, subject to certain restrictions, located within the Middle East. Additionally, in March 2007, the Company entered into a ten-year agreement with another third party for the exclusive right to open and operate Foot Locker stores in the Republic of Korea. A total of 17 franchised stores were operational at January 31, 2009. Revenue from the franchised stores was not significant for the any of the periods presented. These stores are not included in the Company's operating store count above.

2007 Results

The 2007 results as presented in this Annual Report have been corrected to reflect an immaterial revision to its fourth quarter and full year 2007 results in accordance with Staff Accounting Bulletin 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." The income tax benefit of $99 million related to continuing operations, as reported for the full year of 2007 within the Form 10-K, was overstated by $6 million. This overstatement comprises primarily five items. First, the Company understated its income taxes payable by $9 million due to incorrectly accounting for foreign dividend withholding taxes. Second, the Company noted that certain foreign currency fluctuations related to the tax assets and liabilities, totaling $5 million, should have been reflected as part of the foreign currency translation adjustment within accumulated other comprehensive loss. The Company had incorrectly reflected these foreign exchange movements within the income tax provision, thereby increasing the income tax provision erroneously. Third, the Company overstated the value of a portion of its Canadian deferred tax assets by $3 million as a result of using incorrect tax rates. Fourth, the Company understated a deferred tax liability of $2 million related to goodwill. Finally, various state and international depreciation corrections totaling $3 million were overstated in the income tax provision.

Overview of Consolidated Results

2008 was a very challenging year for the overall retail industry. The severe recession, which began in the latter part of 2007 in the United States, worsened and spread to other countries throughout the year. This past year has been defined by historically low consumer confidence, rising unemployment levels, and declining consumer spending. We had anticipated that consumer spending would continue to slow during 2008 and we therefore planned our business strategy, accordingly. In 2007, we initiated a program to close underperforming stores to improve the overall profitability of our store fleet. Another significant area of focus was inventory management. We began the year with inventory levels in line with anticipated sales. This improved inventory position allowed us to reduce promotional markdowns and improve our gross margin rate in 2008.

The Company reported a net loss from continuing operations of $79 million or $0.52 per share for the year ended January 31, 2009, which compares with $43 million or $0.28 per share for the year ended February 2, 2008. Several factors affect the comparability of these two years, specifically:

- The overall decline in current business trends, as well as lower projected earnings, resulted in our recognizing non-cash charges for goodwill and other intangible assets impairments in 2008 totaling $169 million, or $123 million after-tax.
- In addition to the above impairment charges, during 2008 the following charges were recorded:
    - $15 million impairment charge, with no tax benefit, related to the write-off of a note due from the purchasers of the Northern Group, a previously discontinued business,

- $3 million charge, with no tax benefit, related to an other-than-temporary impairment of our investment in a money-market fund,
- Impairment of store long-lived assets related to the U.S. retail divisions totaling $67 million or $41 million, after-tax, and
- Exit costs related to the store closing program, primarily representing lease termination costs, totaling $5 million, or $3 million after-tax.

- Included in the results for 2007 are impairment charges and store closing expenses totaling $128 million, or $81 million after-tax. In addition, the 2007 results include a $62 million benefit related to a Canadian income tax valuation adjustment.
- Excluding the impairment charges, store closing costs, and the income tax valuation adjustments for both 2008 and 2007, net income from continuing operations would have been $106 million in 2008 as compared with $62 million in 2007. This primarily reflects a $40 million improvement in gross margin as the Company was significantly less promotional during 2008.

The following table provides a reconciliation of reported GAAP results to income from continuing operations excluding impairment charges, store closing program costs, and the income tax valuation adjustment in 2007, which is considered a non-GAAP financial measure. The Company believes this information is a useful measure to investors because it allows for a more direct comparison of the Company's performance for the year with the Company's performance in prior periods.

	2008	2007	2006
		(in millions)	
(Loss) income from continuing operations - GAAP	$ (79)	$ 43	$ 247
Impairment Charges, after-tax:			
Goodwill and other intangibles	123	—	—
Northern Group note	15	—	—
Money-market fund	3	—	—
Store long-lived assets	41	78	12
Total impairment charges	182	78	12
Store closing program costs, after-tax	3	3	—
Canadian valuation allowance adjustment	—	(62)	—
Income from continuing operations - Non-GAAP	$ 106	$ 62	$ 259
Diluted Earnings per Share:			
(Loss) income from continuing operations - GAAP	$ (0.52)	$ 0.28	$ 1.58
Total impairment charges	1.18	0.50	0.08
Store closing program costs	0.02	0.02	—
Canadian valuation allowance adjustment	—	(0.40)	—
Income from continuing operations - Non-GAAP	$ 0.68	$ 0.40	$ 1.66

Key highlights of the year:

- Acquired CCS, a leading direct marketer of skateboard equipment, apparel, footwear and accessories for $106 million. This acquisition provides us with an opportunity to expand our product offerings while complementing our current offerings.
- Cash, cash equivalents and short-term investments as of January 31, 2009 were $408 million. Cash flow provided by operations was $383 million, an improvement of $100 million as compared with the prior year.

- Merchandise inventories at January 31, 2009 were $1,120 million, which represents a reduction of $161 million. Excluding the effect of foreign currency fluctuations and the additional inventory associated with our recent acquisition, inventories declined by approximately 10 percent.
- Repaid the remaining $88 million of our outstanding balance on the 5-year term loan.
- Purchased and retired $6 million of the $200 million 8.50 percent debentures payable in 2022, bringing the outstanding amount to $123 million as of January 31, 2009.
- Dividends totaling $93 million were declared and paid.

Looking ahead to 2009, we are focused on ensuring our balance sheet and cash position remain strong; continuing to manage our cost structure and inventory levels aggressively; strengthening and enhancing our brands to ensure they are relevant; and positioning our Company for long-term success.

The following table represents a summary of sales and operating results, reconciled to (loss) income from continuing operations before income taxes.

	2008	2007	2006
		(in millions)	
Sales			
Athletic Stores	$4,847	$5,071	$5,370
Direct-to-Customers	390	364	380
Family Footwear	—	2	—
	$5,237	$5,437	$5,750
Operating Results			
Athletic Stores[(1)]	$ (59)	$ (27)	$ 405
Direct-to-Customers	43	40	45
Family Footwear[(2)]	—	(6)	—
Division (loss) profit	(16)	7	450
Restructuring income (charge)[(3)]	—	2	(1)
Total division (loss) profit	(16)	9	449
Corporate expense	(87)	(59)	(68)
Total operating (loss) profit	(103)	(50)	381
Other income	8	1	14
Interest expense, net	5	1	3
(Loss) income from continuing operations before income taxes	$ (100)	$ (50)	$ 392

(1) The year ended January 31, 2009 includes a $241 million charge representing long-lived store asset impairment, goodwill and other intangibles impairment and store closing costs related to the Company's U.S. operations. The year ended February 2, 2008 includes a $128 million charge representing impairment and store closing costs related to the Company's U.S. operations. The year ended February 3, 2007 included a $17 million non-cash impairment charge related to the Company's European operations.

(2) During the first quarter of 2007, the Company launched a new family footwear concept, Footquarters. The concept's results did not meet the Company's expectations and, therefore, the Company decided not to invest further in this business. These stores were converted to the Company's other formats. Included in the operating loss of $6 million was approximately $2 million of costs associated with the removal of signage and the write-off of unusable fixtures.

(3) During 2007, the Company adjusted its 1993 Repositioning and 1991 Restructuring reserve by $2 million primarily due to favorable lease terminations. During 2006, the Company recorded a restructuring charge of $1 million, which represented a revision to the original estimate of the lease liability associated with the guarantee of The San Francisco Music Box Company distribution center. These amounts are included in selling, general and administrative expenses in the Consolidated Statements of Operations.

Sales

All references to comparable-store sales for a given period relate to sales from stores that are open at the period-end, that have been open for more than one year, and exclude the effect of foreign currency fluctuations. Accordingly, stores opened and closed during the period are not included. Sales from the Direct-to-Customer segment, excluding CCS sales, are included in the calculation of comparable-store sales for all periods presented. Sales from acquired businesses that include the purchase of inventory are included in the computation of comparable-store sales after 15 months of operations. Accordingly, CCS sales have been excluded in the computation of comparable-store sales.

Sales decreased to $5,237 million, or by 3.7 percent as compared with 2007. Excluding the effect of foreign currency fluctuations, sales declined 4.0 percent as compared with 2007. Comparable-store sales decreased by 3.2 percent.

Sales of $5,437 million in 2007 decreased by 5.4 percent from sales of $5,750 million in 2006. Excluding the effect of foreign currency fluctuations, sales declined 7.6 percent as compared with 2006. Comparable-store sales decreased by 6.3 percent.

Gross Margin

Gross margin as a percentage of sales was 27.9 percent in 2008 increasing 180 basis points as compared with 2007. The increase in the gross margin represented an increase of 230 basis points in the merchandise margin rate reflecting lower markdowns. Lower sales in 2008 resulted in the occupancy rate increasing by 50 basis points, as a percentage of sales. The effect of reduced vendor allowances was not significant as compared with 2007.

Gross margin as a percentage of sales was 26.1 percent in 2007 declining 410 basis points as compared with 2006. Gross margin, as a percentage of sales, was negatively affected primarily by incremental markdowns, of 180 basis points, taken to liquidate slow-moving and excess inventory and the effect of reduced vendor allowances, which negatively affected gross margin by approximately 60 basis points, as compared with 2006. Lower sales in 2007 resulted in the occupancy rate increasing by 160 basis points, as a percentage of sales.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses decreased by $2 million to $1,174 million in 2008, or by 0.2 percent, as compared with 2007. SG&A as a percentage of sales increased to 22.4 percent as compared with 21.6 percent in 2007. The increase in SG&A as a percentage of sales is due to the decline in sales. Excluding the effect of foreign currency fluctuations in 2008, SG&A decreased by $9 million. This decrease reflects lower divisional expenses reflecting fewer stores, offset, in part, by an increase in corporate expenses primarily related to increased incentive compensation.

SG&A expenses increased by $13 million to $1,176 million in 2007, or by 1.1 percent, as compared with 2006. SG&A as a percentage of sales increased to 21.6 percent as compared with 20.2 percent in 2006. The increase in SG&A as a percentage of sales is due to the decline in sales. Excluding the effect of foreign currency fluctuations and the 53rd week in 2006, SG&A decreased by $2 million. This decrease primarily reflected savings associated with operating fewer stores, as well as controlling variable expenses as compared with the prior-year period.

Corporate Expense

Corporate expense consists of unallocated general and administrative expenses as well as depreciation and amortization related to the Company's corporate headquarters, centrally managed departments, unallocated insurance and benefit programs, certain foreign exchange transaction gains and losses, and other items.

Corporate expense increased by $28 million to $87 million in 2008 as compared with 2007. Depreciation and amortization included in corporate expense amounted to $13 million in 2008 and $14 million in 2007. Corporate expense for 2008 includes a $3 million other-than-temporary impairment charge related to a short-term investment and a $15 million impairment charge related to the Northern Group note receivable. During the first quarter of 2008, the principal owners of the Northern Group requested an extension on the repayment of the note, which was scheduled to be repaid on September 28, 2008. The Company determined, based on the Northern Group's current financial condition and projected performance, that repayment of the note pursuant to the original terms of the purchase agreement was not likely. Excluding these charges, corporate expense increased by $10 million, which is primarily related to increased incentive compensation.

Corporate expense decreased by $9 million to $59 million in 2007 as compared with 2006. Depreciation and amortization included in corporate expense amounted to $14 million in 2007 and $22 million in 2006, the decrease reflecting certain software assets, which were fully depreciated. Excluding the change in corporate expense related to depreciation and amortization, corporate expense declined primarily due to reduced incentive compensation expense.

Depreciation and Amortization

Depreciation and amortization of $130 million decreased by 21.7 percent in 2008 from $166 million in 2007. This decrease primarily reflects the effect of the 2007 impairment charges offset, in part, by increased depreciation and amortization related to the Company's capital spending. The effect of foreign currency fluctuations was not significant. Due to the 2008 impairment charges, the Company expects that its 2009 depreciation and amortization expense will be approximately $15 million lower than 2008.

Depreciation and amortization of $166 million decreased by 5.1 percent in 2007 from $175 million in 2006. This decrease primarily reflects reduced software amortization of $8 million as assets became fully depreciated and reduced depreciation and amortization associated with the third quarter 2007 impairment charge. These decreases were offset, in part, by the effect of foreign currency fluctuations, which increased depreciation and amortization expense by $3 million, and increased depreciation and amortization related to the Company's capital spending.

Interest Expense, Net

	2008	2007	2006
		(in millions)	
Interest expense	$ 16	$ 21	$ 23
Interest income	(11)	(20)	(20)
Interest expense, net	$ 5	$ 1	$ 3
Weighted-average interest rate (excluding facility fees):			
Long-term debt	6.2%	8.0%	7.8%

Interest expense of $16 million decreased by 23.8 percent in 2008 compared to $21 million in 2007. The reduction in interest expense primarily relates to the repayment of the term loan in May 2008 and the purchases and retirements of $6 million and $5 million in 2008 and 2007, respectively, of the Company's 8.50 percent debentures. The Company did not have any short-term borrowings for any of the periods presented. Interest rate swap agreements reduced interest expense in 2008 by approximately $2 million, while the cross currency swaps increased interest expense by $3 million. Interest income of $11 million declined from $20 million in 2007. Interest income is generated through the investment of cash equivalents and short-term investments. The decline in interest income reflects the lower interest income on cash, cash equivalents and short-term investments, which totaled $10 million in 2008 and $16 million in 2007. Additionally, the Company did not record accretion income related to the Northern Group note, which in the prior year totaled $2 million.

Interest expense of $21 million decreased by 8.7 percent in 2007 as compared with $23 million in 2006. The reduction in interest expense primarily relates to the purchases and retirements of $5 million and $38 million in 2007 and 2006, respectively, of the Company's 8.50 percent debentures. Interest rate swap agreements did not significantly affect interest expense in 2007. Interest income of $20 million remained unchanged from 2006. Interest income related to cash, cash equivalents and short-term investments was $16 million in 2007 and $14 million in 2006. Interest income on the Northern Group note amounted to $2 million in both 2007 and 2006. Income from the cross currency swaps totaled $1 million in 2007 as compared with $3 million in 2006.

Other Income

Other income of $8 million in 2008 includes a net gain of $4 million, which is comprised of the changes in fair value, realized gains and premiums paid on foreign currency contracts. The Company uses these derivatives to mitigate the effect of fluctuating foreign exchange rates on the reporting of foreign currency denominated earnings. Additionally, 2008 includes a $3 million gain on lease terminations related to two lease interests in Europe.

In 2007, other income included a $1 million gain related to a final settlement with the Company's insurance carriers of a claim related to a store damaged by a fire in 2006. Additionally, the Company sold two of its lease interests in Europe for a gain of $1 million. These gains were offset primarily by premiums paid for foreign currency option contracts. The 2006 amounts included a net gain of $4 million from the termination of two of the Company's leases for approximately $5 million and insurance claims related to Hurricane Katrina that resulted in a gain of $8 million, which represented amounts in excess of losses. Also during 2006, the Company purchased and retired $38 million of long-term debt at a discount from face value of $2 million.

Income Taxes

The effective tax rate for 2008 was a benefit of 20.8 percent as compared with a benefit of 187.0 percent in the prior year. The effective income tax rate changed primarily due to the effect of goodwill impairment, a portion of which is not deductible for tax purposes, the prior year valuation allowance adjustment, and to a lesser extent, the mix of U.S. and international profits.

The effective tax rate for 2007 was a benefit of 187.0 percent as compared with expense of 36.9 percent in the prior year. The change in the rate is primarily due to the $62 million valuation allowance adjustment (net of deferred costs) relating to Canadian tax depreciation and tax loss carryforwards, the change in the mix of U.S. and international profits, and the impairment charges relating to the Company's U.S. operations.

Segment Information

The Company has seven reporting units, as defined under SFAS No. 142, "Goodwill and Other Intangible Assets." A reporting unit is defined as an operating segment or one level below an operating segment. Although we have seven reporting units, they have been aggregated into two operating segments for segment reporting purposes, in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

The Company evaluates performance based on several factors, the primary financial measure of which is division profit. Division (loss) profit reflects (loss) income from continuing operations before income taxes, corporate expense, non-operating income, and net interest expense.

Athletic Stores

	2008	2007	2006
		(in millions)	
Sales	$ 4,847	$ 5,071	$ 5,370
Division (loss) profit	$ (59)	$ (27)	$ 405
Division (loss) profit margin	(1.2)%	(0.5)%	7.5%
Number of stores at year end	3,641	3,785	3,942
Selling square footage (in millions)	8.09	8.50	8.74
Gross square footage (in millions)	13.50	14.12	14.55

2008 compared with 2007

Athletic Stores sales of $4,847 million decreased 4.4 percent in 2008, as compared with $5,071 million in 2007. Excluding the effect of foreign currency fluctuations, primarily related to the euro, sales from athletic store formats decreased by 4.8 percent in 2008. Comparable-store sales for the Athletic Stores segment declined 3.6 percent as compared with prior year. The decline in sales for the year ended January 31, 2009 was primarily related to the domestic operations as the result of a decline in mall traffic and consumer spending in general. Excluding the effect of foreign currency fluctuations, sales in Europe decreased low single digits in 2008 as compared with 2007. The sales of low profile styles negatively affected the first three quarters of 2008. However, during the fourth quarter of 2008 sales of higher-priced marquee footwear and apparel increased, which more than offset the sales decline related to the low profile footwear styles.

Athletic Stores reported a loss of $59 million in 2008 as compared with a loss of $27 million in 2007 which was primarily attributable to the U.S. operations. Included in the results for 2008 and 2007 are impairment charges and store closing costs totaling $241 million and $128 million, respectively. Athletic Stores division loss for 2008 includes a $167 million goodwill impairment charge, a $67 million write-down of long-lived assets such as store fixtures and leasehold improvements for 868 stores at the Company's U.S. store operations pursuant to SFAS No. 144, $5 million of exit costs related to the closure of underperforming stores comprising primarily lease terminations in accordance with SFAS No. 146, and $2 million in other intangible impairment charges related to its tradenames. The Company performs its annual impairment test as of the beginning of each year, however due to the macroeconomic conditions affecting retail and the significant decline in the Company's common stock and market capitalization, plus a reasonable control premium, in relation to the book value, the Company determined that a triggering event had occurred and, therefore, performed an interim impairment test. The fair value of the four reporting units containing goodwill was determined under step 1 of the goodwill impairment test based on a weighting of a discounted cash flow analysis using forward-looking projections of estimated future operating results and a guideline company methodology under the market approach. Based on this testing, the Company determined that the fair values, as determined under step 1 as described above, was less than the carrying values of the Foot Locker, Kids Foot Locker and Footaction reporting unit and the Champs Sports reporting unit. Accordingly, the Company performed a step 2 analysis to determine the extent of the goodwill impairment and concluded that the goodwill of these two reporting units was fully impaired, resulting in a non-cash impairment charge of $167 million. There were no goodwill impairment charges in 2007 or 2006. Excluding the impairment charges and store exit costs from both 2008 and 2007, division profit would have increased to $182 million in 2008 from $101 million in 2007. This increase in division profit primarily related to the domestic divisions as a result of lower promotional markdowns and reduced depreciation and amortization expense.

2007 compared with 2006

Athletic Stores sales of $5,071 million decreased 5.6 percent in 2007, as compared with $5,370 million in 2006. Excluding the effect of foreign currency fluctuations, primarily related to the euro, sales from athletic store formats decreased by 7.8 percent in 2007. The decline in sales for the year ended February 2, 2008 was primarily related to the domestic operations. Sales in the U.S. were negatively affected by a continuing weakening in consumer spending, unseasonable warmer weather, and a lack of clear fashion trend in athletic footwear and apparel. Internationally, comparable-store sales declined mid-single digits. In Europe, sales of low-profile footwear styles declined, while the sales trend of higher priced technical footwear was higher than the prior year. Comparable-store sales for the Athletic Stores segment decreased by 6.6 percent in 2007.

Athletic Stores reported a loss of $27 million in 2007 as compared with a profit of $405 million in 2006. The decrease in division profit was attributable to the U.S. operations. The decline in the U.S. operations was offset, in part, by increases in most international formats. Included in the Athletic Stores division results for 2007 are non-cash impairment charges of $117 million to write-down long-lived assets such as store fixtures and leasehold improvements for 1,395 stores at the Company's U.S. store operations pursuant to SFAS No. 144, consistent with the Company's recoverability of long-lived assets policy. Additionally, in 2007, the Company identified unproductive stores for closure; accordingly, the Company evaluated the recoverability of long-lived assets considering the revised estimated future cash flows. The Company recorded an additional non-cash impairment charge of $7 million as a result of this analysis. Exit costs related to 33 stores that closed during 2007, comprising primarily lease termination costs of $4 million, were recognized in accordance with SFAS No. 146.

Direct-to-Customers

	2008	2007	2006
		(in millions)	
Sales	$ 390	$ 364	$ 380
Division profit	$ 43	$ 40	$ 45
Division profit margin	11.0%	11.0%	11.8%

2008 compared with 2007

Direct-to-Customers sales increased 7.1 percent to $390 million in 2008, as compared with $364 million in 2007, reflecting a comparable-sales increase of 1.0 percent and additional sales from CCS, which was acquired during the fourth quarter of 2008. Internet sales increased by 12.2 percent to $322 million, as compared with 2007. Catalog sales decreased by 11.7 percent to $68 million in 2008 from $77 million in 2007. Management believes that the decrease in catalog sales, which was substantially offset by the increase in Internet sales, is a result of customers browsing and selecting products through its catalogs and then making their purchases via the Internet.

The Direct-to-Customers business generated division profit of $43 million in 2008, as compared with $40 million in 2007. Division profit, as a percentage of sales, was 11.0 percent in 2008 and 2007. The increase in division profit reflects the accretive effect of the acquisition of CCS.

2007 compared with 2006

Direct-to-Customers sales decreased 4.2 percent to $364 million in 2007, as compared with $380 million in 2006. Internet sales increased by 6.3 percent to $287 million, as compared with 2006. Catalog sales decreased by 30.0 percent to $77 million in 2007 from $110 million in 2006. Management believes that the decrease in catalog sales, which was substantially offset by the increase in Internet sales, is a result of customers browsing and selecting products through its catalogs and then making their purchases via the Internet. Sales were negatively affected by reduced sales from third party arrangements, as well as weakened consumer spending for athletic footwear and apparel.

The Direct-to-Customers business generated division profit of $40 million in 2007, as compared with $45 million in 2006. Division profit, as a percentage of sales, decreased to 11.0 percent in 2007 from 11.8 percent in 2006. The decline in division profit is a result of lower sales.

Liquidity and Capital Resources

Liquidity

Generally, the Company's primary source of cash has been from operations. The Company generally finances real estate with operating leases. The principal uses of cash have been to finance inventory requirements, capital expenditures related to store openings, store remodelings, management information systems and other support facilities, and to fund general working capital requirements.

Management believes its cash, cash equivalents and future operating cash flow from operations will be adequate to fund its working capital requirements, capital expenditures, retirement plan contributions, anticipated quarterly dividend payments, interest payments, potential share repurchases, and other cash requirements to support the development of its short-term and long-term operating strategies. The Company may also from time to time seek to retire or purchase outstanding debt through open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

During 2008 the Company had $75 million of cash from its international operations invested in the Reserve International Liquidity Fund, Ltd., a money market fund (the "Fund"). This surplus cash was not required or used for daily operations. The Company requested a full redemption on September 16, 2008. At that time, the Company was informed by the Reserve Management Company, the Fund's investment advisor, that the redemption trades would be honored at a $1.00 per share net asset value. Although the Company received a partial distribution of $49 million in the fourth quarter of 2008, the Company has not received information as to when the remaining amount of its redemption request will be paid. Litigation, to which the Company is not a party, exists that involves how the remaining assets of the Fund should be distributed. Therefore, there is a risk that the Company could receive less than the $1.00 per share net asset value. As a result, during the third quarter of 2008, the Company recognized an impairment loss of $3 million to reflect a decline in fair value that is other-than-temporary. Based on the maturities of the underlying investments in the Fund and the current status of the redemption process, the Company reclassified $23 million (net of the impairment charge of $3 million) from "Cash and cash equivalents" to "Short-term investments" in the Consolidated Balance Sheet as of January 31, 2009. We believe that we have adequate liquidity to meet our business needs through our existing cash balances, our ability to generate cash flows through operations, and the amounts available to borrow under our revolving credit facility.

Maintaining access to merchandise that the Company considers appropriate for its business may be subject to the policies and practices of its key vendors. Therefore, the Company believes that it is critical to continue to maintain satisfactory relationships with its key vendors. The Company purchased approximately 80 percent in 2008 and 77 percent in 2007 of its merchandise from its top five vendors and expects to continue to obtain a significant percentage of its athletic product from these vendors in future periods. Approximately 64 percent in 2008 and 56 percent in 2007 was purchased from one vendor — Nike, Inc.

Planned capital expenditures for 2009 are approximately $100 million, of which $77 million relates to modernizations of existing stores and new store openings, and $23 million reflects the development of information systems and other support facilities. The Company has the ability to revise and reschedule the anticipated capital expenditure program, should the Company's financial position require it.

The Company has contributed $8 million to its U.S. pension plan in February 2009. Due to the pension plan asset performance experienced for the year ended January 31, 2009, the Company may make additional contributions during 2009 to its U.S. qualified pension plan. The Company is in the process of evaluating the amount and timing of the contribution. The contribution amount will depend on the plan asset performance for the balance of the year and any statutory or regulatory changes that may occur.

Any material adverse change in customer demand, fashion trends, competitive market forces or customer acceptance of the Company's merchandise mix and retail locations, uncertainties related to the effect of competitive products and pricing, the Company's reliance on a few key vendors for a significant portion of its merchandise purchases, and risks associated with foreign global sourcing or economic conditions worldwide could affect the ability of the Company to continue to fund its needs from business operations.

Cash Flow

Operating activities from continuing operations provided cash of $383 million in 2008 as compared with $283 million in 2007. These amounts reflect income from continuing operations adjusted for non-cash items and working capital changes. During 2008, the Company recorded non-cash impairment charges and store closing program costs of $259 million primarily related to its domestic operations. Merchandise inventories represented a $128 million source of cash in 2008 as inventory purchases were reduced to keep inventory levels in line with sales. Additionally, the Company contributed $6 million to its Canadian qualified pension plan.

Operating activities from continuing operations provided cash of $283 million in 2007 as compared with $189 million in 2006. During 2007, the Company recorded non-cash impairment charges and store closing program costs of $124 million related to its domestic operations. Merchandise inventories represented a $55 million source of cash in 2007 as inventory purchases were reduced to keep inventory levels in line with sales. Additionally, the Company did not contribute to its pension plans in 2007, as no contributions were required, compared with $68 million contributed in 2006.

Net cash used by investing activities of the Company's continuing operations was $272 million in 2008 as compared with $117 million provided by investing activities in 2007. The net cash used by investing activities for 2008 reflects the asset purchase from dELiA*s, Inc. of CCS for $106 million (including capitalized acquisition costs). Investing activities in 2008 also included a $3 million gain related to the sale of two lease interests in Europe. The Company did not purchase or sell short-term investments during 2008. However, reflected in investing activities is the reclassification of $23 million from cash and cash equivalents to short-term investments representing the remaining money market investment. Capital expenditures of $146 million in 2008 and $148 million in 2007 primarily related to store remodeling and new stores.

Net cash provided by investing activities of the Company's continuing operations was $117 million in 2007 as compared with $108 million used in investing activities in 2006. During 2007, the Company liquidated most of its short-term investments, which represented auction rate securities, due to issues in the global credit and capital markets. Capital expenditures of $148 million in 2007 and $165 million in 2006 primarily related to store remodeling and new stores. During 2007, the Company received $21 million representing the maturity of an investment of $14 million and the repayment of a note of $7 million.

Net cash used in financing activities of continuing operations was $185 million in 2008 as compared with $138 million in 2007. During 2008, the Company reduced its long-term debt by repaying the balance of its term loan of $88 million. Additionally, the Company purchased and retired $6 million of its $200 million 8.50 percent debentures payable in 2022. The Company declared and paid dividends totaling $93 million in 2008 and $77 million in 2007. During 2008 and 2007, the Company received proceeds from the issuance of common stock and treasury stock in connection with the employee stock programs of $2 million and $9 million, respectively.

Net cash used in financing activities of continuing operations was $138 million in 2007 as compared with $142 million in 2006. During 2007, the Company repaid $2 million of its term loan, purchased and retired $5 million of its 8.50 percent debentures payable in 2022, and repaid and retired its $14 million Industrial Revenue Bond, which was accounted for as capital lease. The Company recorded an excess tax benefit related to stock-based compensation of $1 million as a financing activity. The Company declared and paid dividends totaling $77 million in 2007 and $61 million in 2006. During 2007 and 2006, the Company received proceeds from the issuance of common stock and treasury stock in connection with the employee stock programs of $9 million and $12 million, respectively. During 2007, the Company purchased 2,283,254 shares of its common stock for approximately $50 million.

Capital Structure

May 2008 Amended Credit Agreement

On May 16, 2008, the Company entered into an amended credit agreement with its banks, providing for a $175 million revolving credit facility and extending the maturity date to May 16, 2011 (the "Credit Agreement"). The Credit Agreement also provides an incremental facility of up to $100 million under certain circumstances. Simultaneously with entering into the Credit Agreement, the Company repaid the $88 million that was outstanding on its term loan with the banks, which was scheduled to mature in May 2009.

The Credit Agreement provides that the Company comply with certain financial covenants, including (i) a fixed charge coverage ratio of 1.25:1 for the 2008 fiscal year, 1.50:1 for the 2009 fiscal year, and 1.75:1 for each year thereafter and (ii) a minimum liquidity/excess cash flow covenant, which provides that if at the end of any fiscal quarter minimum liquidity, as defined in the Credit Agreement, is less than $350 million, the excess cash flow for the four consecutive fiscal quarters ended on such date must be at least $25 million. The amount permitted to be paid by the Company as dividends in any fiscal year is $105 million under the terms of the Credit Agreement. With regard to stock purchases, the Credit Agreement provides that not more than $50 million in the aggregate may be expended unless the fixed charge coverage ratio is at least 2.0:1 for the period of four consecutive fiscal quarters most recently ended prior to any stock repurchase. Additionally, the Credit Agreement provides for a security interest in certain of the Company's intellectual property and certain other non-inventory assets. The Company was in compliance with all covenants on January 31, 2009.

During 2008, the Company purchased and retired $6 million of the $200 million 8.50 percent debentures payable in 2022, bringing the outstanding balance to $123 million, excluding the fair value of the interest rate swap, for the year ended January 31, 2009. The fair value of the interest rate swaps, included in other assets, was approximately $19 million and the carrying value of the 8.50 debentures was increased by the corresponding amount.

March 2009 New Credit Agreement

On March 20, 2009, the Company entered into a new credit agreement with its banks, providing for a $200 million revolving credit facility maturing on March 20, 2013 (the "New Credit Agreement"), which replaces the existing Credit Agreement. The New Credit Agreement also provides an incremental facility of up to $100 million under certain circumstances. The New Credit Agreement provides for a security interest in certain of the Company's domestic assets, including certain inventory assets. However, no material covenants or payment restrictions exist until the Company is borrowing under the agreement and, in that event, the restrictions may vary depending upon the level of borrowings.

Credit Rating

As of March 30, 2009, the Company's corporate credit ratings from Standard & Poor's and Moody's Investors Service are BB- and Ba3, respectively. Additionally, as of March 30, 2009, Moody's Investor Services has rated the Company's senior unsecured notes B1.

Debt Capitalization and Equity

For purposes of calculating debt to total capitalization, the Company includes the present value of operating lease commitments in total net debt. Total net debt including the present value of operating leases is considered a non-GAAP financial measure. The present value of operating leases is discounted using various interest rates ranging from 4 percent to 13 percent, which represent the Company's incremental borrowing rate at inception of the lease. Operating leases are the primary financing vehicle used to fund store expansion and, therefore, we believe that the inclusion of the present value of operating leases in total debt is useful to our investors, credit constituencies, and rating agencies. The following table sets forth the components of the Company's capitalization, both with and without the present value of operating leases:

	2008	2007
	(in millions)	
Long-term debt	$ 142	$ 221
Present value of operating leases	1,952	2,126
Total debt including the present value of operating leases	2,094	2,347
Less:		
Cash and cash equivalents	385	488
Short-term investments	23	5
Total net debt including the present value of operating leases	1,686	1,854
Shareholders' equity	1,924	2,261
Total capitalization	$ 3,610	$ 4,115
Total net debt capitalization percent including the present value of operating leases	46.7%	45.1%
Net debt capitalization percent	—%	—%

The Company reduced debt by $94 million (this reduction was offset by a $15 million increase in the fair value of the interest rate swaps), and decreased cash, cash equivalents, and short-term investments by $85 million during 2008. Additionally, the present value of the operating leases decreased by $174 million representing store closures and the effect of foreign currency fluctuations primarily related to the euro. Including the present value of operating leases, the Company's net debt capitalization percent increased 160 basis points in 2008. The decrease in shareholders' equity of $337 million in 2008 relates to the following: net loss of $80 million, $93 million in dividends paid, $12 million related to stock plans, and a decrease of $83 million in the foreign exchange currency translation adjustment, primarily related to the value of the euro in relation to the U.S. dollar. In addition, as required by SFAS No. 158, during 2008 the Company recognized, within accumulated other comprehensive loss, amortization of prior service costs and net actuarial gains and losses, as well as an additional charge representing the change in the funded status of the pension and postretirement plans, which totaled $91 million after-tax.

Contractual Obligations and Commitments

The following tables represent the scheduled maturities of the Company's contractual cash obligations and other commercial commitments as of January 31, 2009:

		Payments Due by Period			
Contractual Cash Obligations	**Total**	**Less than 1 Year**	**2 – 3 Years**	**3 – 5 Years**	**After 5 Years**
			(in millions)		
Long-term debt[1]	$ 142	$ —	$ —	$ —	$ 142
Operating leases[2]	2,567	456	805	587	719
Other long-term liabilities[3]	35	11	—	—	24
Total contractual cash obligations	$ 2,744	$ 467	$ 805	$ 587	$ 885

(1) The amounts presented above represent the contractual maturities of the Company's long-term debt, excluding interest. Additional information is included in the "Long-Term Debt" note under "Item 8. Consolidated Financial Statements and Supplementary Data."

(2) The amounts presented represent the future minimum lease payments under non-cancelable operating leases. In addition to minimum rent, certain of the Company's leases require the payment of additional costs for insurance, maintenance, and other costs. These costs have historically represented approximately 25 to 30 percent of the minimum rent amount. These additional amounts are not included in the table of contractual commitments as the timing and/or amounts of such payments are unknown.

(3) The Company's other liabilities in the Consolidated Balance Sheet as of January 31, 2009 primarily comprise pension and postretirement benefits, deferred rent liability, income taxes, workers' compensation and general liability reserves and various other accruals. The amounts presented in the table comprises the Company's February 2009 pension plan contributions of $11 million and the liability related to the European net investment hedge of $24 million. Other than these liabilities, other amounts have been excluded from the above table as the timing and/or amount of any cash payment is uncertain. The timing of the remaining amounts that are known have not been included as they are minimal and not useful to the presentation. Additional information is included in the "Other Liabilities," "Financial Instruments and Risk Management," and "Retirement Plans and Other Benefits" notes under "Item 8. Consolidated Financial Statements and Supplementary Data."

Other Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration by Period			
		Less than 1 Year	2 – 3 Years	3 – 5 Years	After 5 Years
			(in millions)		
Line of credit	$ 166	$ —	$ 166	$ —	$ —
Standby letters of credit	9	—	9	—	—
Purchase commitments[4]	1,462	1,462	—	—	—
Other[5]	69	26	34	9	—
Total commercial commitments	$ 1,706	$ 1,488	$ 209	$ 9	$ —

(4) Represents open purchase orders, as well other commitments for merchandise purchases, at January 31, 2009. The Company is obligated under the terms of purchase orders; however, the Company is generally able to renegotiate the timing and quantity of these orders with certain vendors in response to shifts in consumer preferences.

(5) Represents payments required by non-merchandise purchase agreements and minimum royalty requirements.

The Company does not have any off-balance sheet financing, other than operating leases entered into in the normal course of business as disclosed above, or unconsolidated special purpose entities. The Company does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, including variable interest entities. The Company's policy prohibits the use of derivatives for which there is no underlying exposure.

In connection with the sale of various businesses and assets, the Company may be obligated for certain lease commitments transferred to third parties and pursuant to certain normal representations, warranties, or indemnifications entered into with the purchasers of such businesses or assets. Although the maximum potential amounts for such obligations cannot be readily determined, management believes that the resolution of such contingencies will not significantly affect the Company's consolidated financial position, liquidity, or results of operations. The Company is also operating certain stores for which lease agreements are in the process of being negotiated with landlords. Although there is no contractual commitment to make these payments, it is likely that leases will be executed.

Critical Accounting Policies

Management's responsibility for integrity and objectivity in the preparation and presentation of the Company's financial statements requires diligent application of appropriate accounting policies. Generally, the Company's accounting policies and methods are those specifically required by U.S. generally accepted accounting principles. Included in the "Summary of Significant Accounting Policies" note in "Item 8. Consolidated Financial Statements and Supplementary Data" is a summary of the Company's most significant accounting policies. In some cases, management is required to calculate amounts based on estimates for matters that are inherently uncertain. The Company believes the following to be the most critical of those accounting policies that necessitate subjective judgments.

Business Combinations

The Company accounts for acquisitions of other businesses in accordance with SFAS No. 141, "Business Combinations" ("SFAS No. 141"). SFAS No. 141 requires that the Company record the net assets of acquired businesses at fair value, and make estimates and assumptions to determine the fair value of these acquired assets and liabilities. The Company allocates the purchase price of acquired businesses based, in part, upon internal estimates of cash flows and considering the report of a third-party valuation expert retained to assist the Company. Changes to the assumptions used to estimate the fair value could affect the recorded amounts of the assets acquired and the resultant goodwill.

Merchandise Inventories

Merchandise inventories for the Company's Athletic Stores are valued at the lower of cost or market using the retail inventory method ("RIM"). The RIM is commonly used by retail companies to value inventories at cost and calculate gross margins due to its practicality. Under the retail method, cost is determined by applying a cost-to-retail percentage across groupings of similar items, known as departments. The cost-to-retail percentage is applied to ending inventory at its current owned retail valuation to determine the cost of ending inventory on a department basis. The RIM is a system of averages that requires management's estimates and assumptions regarding markups, markdowns and shrink, among others, and as such, could result in distortions of inventory amounts.

Significant judgment is required for these estimates and assumptions, as well as to differentiate between promotional and other markdowns that may be required to correctly reflect merchandise inventories at the lower of cost or market. The Company provides reserves based on current selling prices when the inventory has not been marked down to market. The failure to take permanent markdowns on a timely basis may result in an overstatement of cost under the retail inventory method. The decision to take permanent markdowns includes many factors, including the current environment, inventory levels and the age of the item. Management believes this method and its related assumptions, which have been consistently applied, to be reasonable.

Vendor Reimbursements

In the normal course of business, the Company receives allowances from its vendors for markdowns taken. Vendor allowances are recognized as a reduction in cost of sales in the period in which the markdowns are taken. Vendor allowances contributed 30 basis points to the 2008 gross margin rate. The Company also has volume-related agreements with certain vendors, under which it receives rebates based on fixed percentages of cost purchases. These volume-related rebates are recorded in cost of sales when the product is sold and they contributed 10 basis points to the 2008 gross margin rate.

The Company receives support from some of its vendors in the form of reimbursements for cooperative advertising and catalog costs for the launch and promotion of certain products. The reimbursements are agreed upon with vendors for specific advertising campaigns and catalogs. Cooperative income, to the extent that it reimburses specific, incremental and identifiable costs incurred to date, is recorded in SG&A in the same period as the associated expenses are incurred. Reimbursements received that are in excess of specific, incremental and identifiable costs incurred to date are recognized as a reduction to the cost of merchandise and are reflected in cost of sales as the merchandise is sold. Cooperative reimbursements amounted to approximately 38 percent of total advertising costs in 2008 and approximately 12 percent of catalog costs in 2008.

Impairment of Long-Lived Assets, Goodwill and Other Intangibles

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), the Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived tangible and intangible assets with finite lives may not be recoverable. Management's policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at the division level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company's three-year strategic plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset with the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset with its estimated fair value. The estimation of fair value is measured by discounting expected future cash flows at the Company's weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results. During 2008, the Company recorded non-cash impairment charges totaling $67 million primarily to write-down long-lived assets such as store fixtures and leasehold improvements for the Company's U.S. store operations pursuant to SFAS No. 144.

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company is required to perform an impairment review of its goodwill and intangible assets with indefinite lives if impairment indicators arise and, at a minimum, annually. The Company has chosen to perform this review at the beginning of each fiscal year, and it is done in a two-step approach. The initial step requires that the carrying value of each reporting unit be compared with its estimated fair value. The second step — to evaluate goodwill of a reporting unit for impairment — is only required if the carrying value of that reporting unit exceeds its estimated fair value. The Company used a combination of a discounted cash flow approach and market-based approach to determine the fair value of a reporting unit. The determination of discounted cash flows of the reporting units and assets and liabilities within the reporting units requires us to make significant estimates and assumptions. These estimates and assumptions primarily include, but are not limited to, the discount rate, terminal growth rates, earnings before depreciation and amortization, and capital expenditures forecasts. The market approach requires judgment and uses one or more methods to compare the reporting unit with similar businesses, business ownership interests or securities that have been sold. Due to the inherent uncertainty involved in making these estimates, actual results could differ from those estimates.

The Company assigned discount rates ranging from 12 to 14 percent for the four reporting units. The Company evaluated the merits of each significant assumption, both individually and in the aggregate, used to determine the fair value of the reporting units, as well as the fair values of the corresponding assets and liabilities within the reporting units, and concluded they are reasonable and are consistent with prior valuations.

Owned trademarks and tradenames that have been determined to have indefinite lives are not subject to amortization but are reviewed at least annually for potential impairment in accordance with SFAS No. 142, as mentioned above. The fair values of purchased intangible assets are estimated and compared to their carrying values. We estimate the fair value of these intangible assets based on an income approach using the relief-from-royalty method. This methodology assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to exploit the related benefits of these types of assets. This approach is dependent on a number of factors, including estimates of future growth and trends, royalty rates in the category of intellectual property, discount rates and other variables. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates. We recognize an impairment loss when the estimated fair value of the intangible asset is less than the carrying value.

We consider many factors in evaluating whether the carrying value of goodwill may not be recoverable, including declines in stock price and market capitalization in relation to the book value of the Company and macroeconomic conditions affecting retail. In the last few months of 2008 and into 2009, the capital markets experienced substantial volatility and the Company's stock price declined substantially, causing the Company's book value to exceed its market capitalization. Accordingly, we concluded that a triggering event had occurred. During the fourth quarter of 2008, the Company performed an analysis of its goodwill and other intangibles.

Based on the results of step one, the fair values of the Direct-to-Customers and Foot Locker Europe reporting units exceeded their carrying values, indicating that there was no impairment of goodwill at these reporting units. The discount rates would have to be increased to over 17 percent before the fair values of these reporting units would be less than their carrying values. The Company does not believe the resulting discount rates would be reasonable relative to the risks associated with the future cash flows of these reporting units. The results of both the income and market approaches indicated that the fair values were in excess of the carrying values. The Company has applied these approaches consistent with prior valuations.

However, the fair values of the Foot Locker, Kids Foot Locker and Footaction reporting unit and the Champs Sports reporting unit indicated a potential impairment. The decline in the fair values of these reporting units reflected lower expected sales and cash flows as a result of the macroeconomic environment and uncertainty around future cash flows. The Company completed the second step where the fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit to determine an implied goodwill value. This allocation is similar to a purchase price allocation performed in purchase accounting. If the carrying amount of the reporting unit's goodwill exceeds the implied goodwill value, an impairment loss should be recognized in an amount equal to that excess. Accordingly, the Company determined that the goodwill assigned to these reporting units were fully impaired. Additionally, the Company performed a reconciliation of its market capitalization to the total fair value. The principal reconciling item was ascribed to a control premium associated with the consolidated businesses that would not be reflected in public market trading prices.

The Company's review of goodwill and other intangibles resulted in impairment charges totaling $169 million.

Share-Based Compensation

The Company estimates the fair value of options granted using the Black-Scholes option pricing model. The Company estimates the expected term of options granted using its historical exercise and post-vesting employment termination patterns, which the Company believes are representative of future behavior. Changing the expected term by one year changes the fair value by 3 to 5 percent depending if the change was an increase or decrease to the expected term. The Company estimates the expected volatility of its common stock at the grant date using a weighted-average of the Company's historical volatility and implied volatility from traded options on the Company's common stock. A 50 basis point change in volatility would have a 2 percent change to the fair value. The risk-free interest rate assumption is determined using the Federal Reserve nominal rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued.

The expected dividend yield is derived from the Company's historical experience. A 50 basis point change to the dividend yield would change the fair value by approximately 5 percent. The Company records stock-based compensation expense only for those awards expected to vest using an estimated forfeiture rate based on its historical pre-vesting forfeiture data, which it believes are representative of future behavior, and periodically will revise those estimates in subsequent periods if actual forfeitures differ from those estimates.

The Black-Scholes option valuation model requires the use of subjective assumptions. Changes in these assumptions can materially affect the fair value of the options. The Company may elect to use different assumptions under the Black-Scholes option pricing model in the future if there is a difference between the assumptions used in determining stock-based compensation cost and the actual factors that become known over time.

Pension and Postretirement Liabilities

The Company determines its obligations for pension and postretirement liabilities based upon assumptions related to discount rates, expected long-term rates of return on invested plan assets, salary increases, age, and mortality among others. Management reviews all assumptions annually with its independent actuaries, taking into consideration existing and future economic conditions and the Company's intentions with regard to the plans. Management believes that its estimates for 2008, as disclosed in the "Retirement Plans and Other Benefits" note in "Item 8. Consolidated Financial Statements and Supplementary Data," to be reasonable.

Long-Term Rate of Return Assumption - The expected long-term rate of return on invested pension plan assets is a component of pension expense. The rate is based on the plans' weighted-average target asset allocation, as well as historical and future expected performance of those assets. The target asset allocation is selected to obtain an investment return that is sufficient to cover the expected benefit payments and to reduce future contributions by the Company. The Company's common stock represented approximately one percent of the total pension plans' assets at January 31, 2009.

The weighted-average long-term rate of return used to determine 2008 pension expense was 8.17 percent. A decrease of 50 basis points in the weighted-average expected long-term rate of return would have increased 2008 pension expense by approximately $3 million. The actual return on plan assets in a given year typically differs from the expected long-term rate of return, and the resulting gain or loss is deferred and amortized into the plans' expense over time.

Discount Rate - An assumed discount rate is used to measure the present value of future cash flow obligations of the plans and the interest cost component of pension expense and postretirement income. The discount rate selected to measure the present value of the Company's U.S. benefit obligations as of January 31, 2009 was derived using a cash flow matching method whereby the Company compares the plans' projected payment obligations by year with the corresponding yield on the Citibank Pension Discount Curve. The cash flows are then discounted to their present value and an overall discount rate is determined. The discount rate selected to measure the present value of the Company's Canadian benefit obligations as of January 31, 2009 was developed by using the plan's bond portfolio indices, which match the benefit obligations.

The weighted-average discount rates used to determine the 2008 benefit obligations related to the Company's pension and postretirement plans were 6.22 percent and 6.20 percent, respectively. A decrease of 50 basis points in the weighted-average discount rate would have increased the accumulated benefit obligation as of January 31, 2009 of the pension plans by approximately $24 million and the effect on the postretirement plan would not be significant. Such a decrease would not have significantly changed 2008 pension expense or postretirement income.

There is limited risk to the Company for increases in health care costs related to the postretirement plan as, beginning in 2001, new retirees have assumed the full expected costs and then-existing retirees have assumed all increases in such costs.

The Company expects to record postretirement income of approximately $6 million and pension expense of approximately $18 million in 2009.

Income Taxes

In accordance with GAAP, deferred tax assets are recognized for tax credit and net operating loss carryforwards, reduced by a valuation allowance, which is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management is required to estimate taxable income for future years by taxing jurisdiction and to use its judgment to determine whether or not to record a valuation allowance for part or all of a deferred tax asset. A one percent change in the Company's overall statutory tax rate for 2008 would have resulted in a $10 million change in the carrying value of the net deferred tax asset and a corresponding charge or credit to income tax expense depending on whether such tax rate change was a decrease or increase.

The Company has operations in multiple taxing jurisdictions and is subject to audit in these jurisdictions. Tax audits by their nature are often complex and can require several years to resolve. Accruals of tax contingencies require management to make estimates and judgments with respect to the ultimate outcome of tax audits. Actual results could vary from these estimates.

The Company expects its 2009 effective tax rate to range from 36 to 37 percent. The actual rate will primarily depend upon the percentage of the Company's income earned in the United States as compared with international operations.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations," ("SFAS No. 141(R)"). This standard will significantly change the accounting for business combinations. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition date fair value with limited exceptions. SFAS No. 141(R) also includes a substantial number of new disclosure requirements. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS No. 141(R) to have an affect on its Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51" ("SFAS No. 160"), which establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. This standard does not currently affect the Company.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities - An Amendment of FASB Statement No. 133" ("SFAS No. 161"). SFAS No. 161 amends SFAS No. 133 by requiring expanded disclosures about an entity's derivative instruments and hedging activities. SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivative instruments, quantitative disclosures about the fair values of derivative instruments and their gains and losses, and disclosures about credit-risk-related contingent features in derivative instruments. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect that the adoption of this standard will have a significant effect on its financial statement disclosures.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets." This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company does not expect that the adoption of FSP 142-3 will have a significant effect on its financial statements.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. The Company adopted SFAS No. 162 on the effective date of November 13, 2008 and it did not have any impact on the Company's Consolidated Financial Statements.

In June 2008, the FASB issued FASB Staff Position EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" ("FSP EITF 03-6-1"). FSP EITF 03-6-1 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. Upon adoption, a company is required to retrospectively adjust its earnings per share data (including any amounts related to interim periods, summaries of earnings and selected financial data) to conform with the provisions of FSP EITF 03-6-1. The Company is currently assessing the potential effect of FSP EITF 03-6-1 on its reporting of earnings per share.

In December 2008, the FASB issued FASB Staff Position ("FSP") FAS No. 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP FAS No. 132(R)-1"), which amends SFAS No. 132(R) "Employers' Disclosures about Pensions and Other Postretirement Benefits – an Amendment of FASB Statements No. 87, 88, and 106" ("SFAS No. 132(R)"). FSP FAS No. 132(R)-1 requires more detailed disclosures about the assets of a defined benefit pension or other postretirement plan and is effective for fiscal years ending after December 15, 2009. The Company is in the process of evaluating FSP FAS No. 132(R)-1 and does not expect it will have a significant impact on its Consolidated Financial Statements.

Disclosure Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the federal securities laws. All statements, other than statements of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including, but not limited to, such things as future capital expenditures, expansion, strategic plans, dividend payments, stock repurchases, growth of the Company's business and operations, including future cash flows, revenues and earnings, and other such matters are forward-looking statements. These forward-looking statements are based on many assumptions and factors detailed in the Company's filings with the Securities and Exchange Commission, including the effects of currency fluctuations, customer demand, fashion trends, competitive market forces, uncertainties related to the effect of competitive products and pricing, customer acceptance of the Company's merchandise mix and retail locations, the Company's reliance on a few key vendors for a majority of its merchandise purchases (including a significant portion from one key vendor), unseasonable weather, further deterioration of global financial markets, economic conditions worldwide, any changes in business, political and economic conditions due to the threat of future terrorist activities in the United States or in other parts of the world and related U.S. military action overseas, the ability of the Company to execute its business plans effectively with regard to each of its business units, risks associated with foreign global sourcing, including political instability, changes in import regulations, and disruptions to transportation services and distribution. Any changes in such assumptions or factors could produce significantly different results. The Company undertakes no obligation to update forward-looking statements, whether as a result of new information, future events, or otherwise.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Information regarding interest rate risk management and foreign exchange risk management is included in the "Financial Instruments and Risk Management" note under "Item 8. Consolidated Financial Statements and Supplementary Data."

Item 8. Consolidated Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Foot Locker, Inc.:

We have audited the accompanying consolidated balance sheets of Foot Locker, Inc. and subsidiaries as of January 31, 2009 and February 2, 2008, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended January 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Foot Locker, Inc. and subsidiaries as of January 31, 2009 and February 2, 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended January 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in the Notes to the Consolidated Financial Statements, effective February 4, 2007, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." In addition, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements," as of February 3, 2008, for the fair value measurements of all financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Foot Locker, Inc.'s internal control over financial reporting as of January 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 30, 2009 expressed an adverse opinion on the Company's internal control over financial reporting.

KPMG LLP

New York, New York
March 30, 2009

CONSOLIDATED STATEMENTS OF OPERATIONS

	2008	2007	2006
	(in millions, except per share amounts)		
Sales	$ 5,237	$ 5,437	$ 5,750
Costs and expenses			
Cost of sales	3,777	4,017	4,014
Selling, general and administrative expenses	1,174	1,176	1,163
Depreciation and amortization	130	166	175
Impairment charges and store closing program costs	259	128	17
Interest expense, net	5	1	3
	5,345	5,488	5,372
Other income	(8)	(1)	(14)
	5,337	5,487	5,358
(Loss) income from continuing operations before income taxes	(100)	(50)	392
Income tax (benefit) expense	(21)	(93)	145
(Loss) income from continuing operations	(79)	43	247
(Loss) income on disposal of discontinued operations, net of income tax expense (benefit) of $—, $1, and $1, respectively	(1)	2	3
Cumulative effect of accounting change, net of income tax benefit of $—	—	—	1
Net (loss) income	$ (80)	$ 45	$ 251
Basic earnings per share:			
(Loss) income from continuing operations	$ (0.52)	$ 0.29	$ 1.59
Income from discontinued operations	—	0.01	0.02
Cumulative effect of accounting change	—	—	0.01
Net (loss) income	$ (0.52)	$ 0.30	$ 1.62
Diluted earnings per share:			
(Loss) income from continuing operations	$ (0.52)	$ 0.28	$ 1.58
Income from discontinued operations	—	0.01	0.02
Cumulative effect of accounting change	—	—	—
Net (loss) income	$ (0.52)	$ 0.29	$ 1.60

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	2008	2007	2006
		(in millions)	
Net (loss) income	$ (80)	$ 45	$ 251
Other comprehensive (loss) income, net of tax			
Foreign currency translation adjustment:			
Translation adjustment arising during the period, net of tax	(83)	56	27
Cash flow hedges:			
Change in fair value of derivatives, net of income tax	1	1	—
Minimum pension liability adjustment:			
Minimum pension liability adjustment, net of deferred tax expense of $—, $— and $120 million, respectively	—	—	181
Pension and postretirement plan adjustments, net of income tax benefit of $62, $11, and $— million, respectively	(99)	(20)	—
Unrealized loss on available-for-sale securities	(3)	(2)	—
Comprehensive (loss) income	$ (264)	$ 80	$ 459

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

	2008	2007
	(in millions)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 385	$ 488
Short-term investments	23	5
Merchandise inventories	1,120	1,281
Other current assets	236	289
	1,764	2,063
Property and equipment, net	432	521
Deferred taxes	358	239
Goodwill	144	266
Other intangible assets, net	113	96
Other assets	66	58
	$ 2,877	$ 3,243
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 187	$ 233
Accrued and other liabilities	231	278
	418	511
Long-term debt	142	221
Other liabilities	393	250
Total liabilities	953	982
Shareholders' equity	1,924	2,261
	$ 2,877	$ 3,243

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	2008		2007		2006	
	Shares	Amount	Shares	Amount	Shares	Amount
	(shares in thousands, amounts in millions)					
Common Stock and Paid-In Capital						
Par value $0.01 per share, 500 million shares authorized						
Issued at beginning of year	158,997	$ 676	157,810	$ 653	157,280	$ 635
Restricted stock issued under stock option and award plans	245	—	513	—	—	(3)
Forfeitures of restricted stock	—	2	—	—	—	—
Share-based compensation expense	—	9	—	10	—	10
Issued under director and employee stock plans, net of tax	357	4	674	13	530	11
Issued at end of year	159,599	691	158,997	676	157,810	653
Common stock in treasury at beginning of year	(4,523)	(99)	(2,107)	(47)	(1,776)	(38)
Reissued under employee stock plans	—	—	—	—	122	3
Restricted stock issued under stock option and award plans	—	—	—	—	157	3
Forfeitures/cancellations of restricted stock	(90)	(2)	(25)	—	(30)	(1)
Shares of common stock used to satisfy tax withholding obligations	(65)	(1)	(95)	(2)	(241)	(6)
Stock repurchases	—	—	(2,283)	(50)	(334)	(8)
Exchange of options	(3)	—	(13)	—	(5)	—
Common stock in treasury at end of year	(4,681)	(102)	(4,523)	(99)	(2,107)	(47)
	154,918	589	154,474	577	155,703	606
Retained Earnings						
Balance at beginning of year		1,754		1,785		1,601
Cumulative effect of adjustments resulting from the adoption of SAB 108		—		—		(6)
Cumulative effect of adjustments resulting from the adoption of FIN 48, net of tax (see note 1)		—		1		—
Adjusted balance at beginning of year		1,754		1,786		1,595
Net (loss) income		(80)		45		251
Cash dividends declared on common stock $0.60, $0.50 and $0.40 per share, respectively		(93)		(77)		(61)
Balance at end of year		1,581		1,754		1,785
Accumulated Other Comprehensive Loss						
Foreign Currency Translation Adjustment						
Balance at beginning of year		93		37		10
Translation adjustment arising during the period, net of tax		(83)		56		27
Balance at end of year		10		93		37
Cash Flow Hedges						
Balance at beginning of year		1		—		—
Change during year, net of tax		1		1		—
Balance at end of year		2		1		—
Minimum Pension Liability Adjustment						
Balance at beginning of year		—		—		(181)
Change during year, net of tax		—		—		181
Balance at end of year		—		—		—
Pension Adjustments						
Balance at beginning of year		(162)		(133)		—
Adoption of SFAS No. 158		—		—		(133)
Change during year, net of tax		(91)		(29)		—
Balance at end of year		(253)		(162)		(133)
Available-for-Sale Securities						
Balance at beginning of year		(2)		—		—
Change during the year, without tax benefit		(3)		(2)		—
Balance at end of year		(5)		(2)		—
Total Accumulated Other Comprehensive Loss		(246)		(70)		(96)
Total Shareholders' Equity		$ 1,924		$ 2,261		$2,295

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2008	2007	2006
		(in millions)	
From Operating Activities			
Net (loss) income	$ (80)	$ 45	$ 251
Adjustments to reconcile net (loss) income to net cash provided by operating activities of continuing operations:			
Discontinued operations, net of tax	(1)	(2)	(3)
Non-cash impairment charges and store closing program costs	259	124	17
Cumulative effect of accounting change, net of tax	—	—	(1)
Depreciation and amortization	130	166	175
Share-based compensation expense	9	10	10
Deferred income taxes	(44)	(129)	21
Change in assets and liabilities:			
Merchandise inventories	128	55	(38)
Accounts payable and other accruals	(43)	(36)	(103)
Qualified pension plan contributions	(6)	—	(68)
Income taxes	(7)	14	(3)
Other, net	36	36	(69)
Net cash provided by operating activities of continuing operations	383	283	189
From Investing Activities			
Business acquisition	(106)	—	—
Gain from lease termination	3	1	4
Gain from insurance recoveries	—	1	4
Reclassification of cash equivalents to short-term investments	(23)	—	—
Purchases of short-term investments	—	(1,378)	(1,992)
Sales of short-term investments	—	1,620	2,041
Capital expenditures	(146)	(148)	(165)
Proceeds from investment and note	—	21	—
Net cash (used in) provided by investing activities of continuing operations	(272)	117	(108)
From Financing Activities			
Reduction in long-term debt	(94)	(7)	(86)
Repayment of capital lease	—	(14)	(1)
Dividends paid on common stock	(93)	(77)	(61)
Issuance of common stock	2	9	9
Treasury stock reissued under employee stock plans	—	—	3
Purchase of treasury shares	—	(50)	(8)
Tax benefit on stock compensation	—	1	2
Net cash used in financing activities of continuing operations	(185)	(138)	(142)
Net Cash Used In operating activities of Discontinued Operations	—	—	(8)
Effect of Exchange Rate Fluctuations on Cash and Cash Equivalents	(29)	5	1
Net Change in Cash and Cash Equivalents	(103)	267	(68)
Cash and Cash Equivalents at Beginning of Year	488	221	289
Cash and Cash Equivalents at End of Year	$ 385	$ 488	$ 221
Cash Paid During the Year:			
Interest	$ 11	$ 18	$ 20
Income taxes	$ 64	$ 52	$ 133

See Accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Foot Locker, Inc. and its domestic and international subsidiaries (the "Company"), all of which are wholly owned. All significant intercompany amounts have been eliminated. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Reporting Year

The reporting period for the Company is the Saturday closest to the last day in January. Fiscal 2008 represents the 52 weeks ending January 31, 2009. Fiscal year 2007 represents the 52 weeks ended February 2, 2008. Fiscal year 2006 represented the 53 weeks ended February 3, 2007. References to years in this annual report relate to fiscal years rather than calendar years.

Revenue Recognition

Revenue from retail stores is recognized at the point of sale when the product is delivered to customers. Internet and catalog sales revenue is recognized upon estimated receipt by the customer. Sales include shipping and handling fees for all periods presented. Sales include merchandise, net of returns and exclude all taxes as permitted by EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation)." The Company provides for estimated returns based on return history and sales levels. The Company recognizes revenue, including gift card sales and layaway sales, in accordance with SEC Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," as amended by SAB No. 104, "Revenue Recognition." Revenue from layaway sales is recognized when the customer receives the product, rather than when the initial deposit is paid.

Gift Cards

The Company sells gift cards to its customers; the cards do not have expiration dates. Revenue from gift card sales is recorded when the gift cards are redeemed or when the likelihood of the gift card being redeemed by the customer is remote and there is no legal obligation to remit the value of unredeemed gift cards to the relevant jurisdictions. The Company has determined its gift card breakage rate based upon historical redemption patterns. Historical experience indicates that after 12 months the likelihood of redemption is deemed to be remote. Gift card breakage income is included in selling, general and administrative expenses and totaled $5 million in 2008, $4 million in 2007, and $7 million in 2006. Unredeemed gift cards are recorded as a current liability.

Statement of Cash Flows

The Company has selected to present the operations of the discontinued businesses as one line in the Consolidated Statements of Cash Flows. For all the periods presented this caption includes only operating activities.

Store Pre-Opening and Closing Costs

Store pre-opening costs are charged to expense as incurred. In the event a store is closed before its lease has expired, the estimated post-closing lease exit costs, less the sublease rental income, is provided for once the store ceases to be used, in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities."

Advertising Costs and Sales Promotion

Advertising and sales promotion costs are expensed at the time the advertising or promotion takes place, net of reimbursements for cooperative advertising. Cooperative advertising reimbursements earned for the launch and promotion of certain products is agreed upon with vendors and is recorded in the same period as the associated expense is incurred. In accordance with EITF Issue No. 02-16, "Accounting by a Reseller for Cash Consideration from a Vendor," the Company accounts for reimbursements received in excess of expenses incurred related to specific, incremental, identifiable advertising, as a reduction to the cost of merchandise and is reflected in cost of sales as the merchandise is sold.

Advertising costs, which are included as a component of selling, general and administrative expenses were as follows:

	2008	2007	2006
		(in millions)	
Advertising expenses	$106.8	$105.9	$ 92.5
Cooperative advertising reimbursements	(40.2)	(34.8)	(23.0)
Net advertising expense	$ 66.6	$ 71.1	$ 69.5

Catalog Costs

Catalog costs, which primarily comprise paper, printing, and postage, are capitalized and amortized over the expected customer response period related to each catalog, which is generally 90 days. Cooperative reimbursements earned for the promotion of certain products are agreed upon with vendors and is recorded in the same period as the associated catalog expenses are amortized. Prepaid catalog costs totaled $3.1 million and $4.0 million at January 31, 2009 and February 2, 2008, respectively.

Catalog costs, which are included as a component of selling, general and administrative expenses were as follows:

	2008	2007	2006
		(in millions)	
Catalog costs	$48.0	$45.6	$ 47.0
Cooperative reimbursements	(4.1)	(3.8)	(3.5)
Net catalog expense	$43.9	$41.8	$43.5

Earnings Per Share

Basic earnings per share is computed using the weighted-average number of common shares outstanding for the period. Diluted earnings per share uses the weighted-average number of common shares outstanding during the period plus dilutive common stock equivalents, such as stock options and awards. The computation of earnings per share is as follows:

	2008	2007	2006
		(in millions)	
Net income (loss) from continuing operations	$ (79)	$ 43	$ 247
Weighted-average common shares outstanding	154.0	154.0	155.0
Basic Earnings per share	$ (0.52)	$ 0.29	$ 1.59
Weighted-average common shares outstanding	154.0	154.0	155.0
Stock options and awards	—	1.6	1.8
Weighted-average common shares outstanding assuming dilution	154.0	155.6	156.8
Diluted earnings per share	$ (0.52)	$ 0.28	$ 1.58

Options to purchase 4.8 million, 3.4 million, and 2.8 million shares of common stock as of January 31, 2009, February 2, 2008, and February 3, 2007, respectively, were not included in the computations because the exercise price of the options was greater than the average market price of the common shares and, therefore, the effect of their inclusion would be antidilutive. Additionally, due to a loss reported for the year ended January 31, 2009, options and awards of 1.2 million shares of common stock were excluded from the calculation of diluted earnings per share as the effect would be antidilutive.

Share-Based Compensation

Effective January 29, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," and related interpretations, ("SFAS No. 123(R)") to account for stock-based compensation. Among other things, SFAS No. 123(R) requires that compensation expense be recognized in the financial statements for share-based awards based on the grant date fair value of those awards. Additionally, stock-based compensation expense includes an estimate for pre-vesting forfeitures and is recognized over the requisite service periods of the awards. During 2006, the Company recorded a cumulative effect of a change in accounting of $1 million to reflect estimated forfeitures for prior periods related to the Company's nonvested restricted stock awards. Prior to the adoption of SFAS No. 123(R), the Company recognized compensation cost of restricted stock awards over the vesting term based upon the fair value of the Company's common stock at the date of grant. Forfeitures were recorded as they occurred, however under SFAS No. 123(R), an estimate of forfeitures is required to be included over the vesting term. Under SFAS No. 123(R), the Company will continue to recognize compensation expense over the vesting term, net of estimated forfeitures. See note 25 for information on the assumptions the Company used to calculate the fair value of stock-based compensation.

Upon exercise of stock options, issuance of restricted stock or issuance of shares under the employee stock purchase plan, the Company will issue authorized but unissued common stock or use common stock held in treasury. The Company may make repurchases of its common stock from time to time, subject to legal and contractual restrictions, market conditions and other factors.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less, including commercial paper and money market funds, to be cash equivalents. Amounts due from third party credit card processors for the settlement of debit and credit cards transactions are included as cash equivalents as they are generally collected within three business days. Cash equivalents at January 31, 2009 and February 2, 2008 were $331 million and $472 million, respectively.

Short-Term Investments

The Company accounts for its short-term investments in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At January 31, 2009, the Company's short-term investment was $23 million, which represents the fair value of its investment in the Reserve International Liquidity Fund, Ltd., a money market fund. See note 4 for further discussion on this investment.

Merchandise Inventories and Cost of Sales

Merchandise inventories for the Company's Athletic Stores are valued at the lower of cost or market using the retail inventory method. Cost for retail stores is determined on the last-in, first-out (LIFO) basis for domestic inventories and on the first-in, first-out (FIFO) basis for international inventories. The retail inventory method is commonly used by retail companies to value inventories at cost and calculate gross margins due to its practicality. Under the retail method, cost is determined by applying a cost-to-retail percentage across groupings of similar items, known as departments. The cost-to-retail percentage is applied to ending inventory at its current owned retail valuation to determine the cost of ending inventory on a department basis. The Company provides reserves based on current selling prices when the inventory has not been marked down to market. Merchandise inventories of the Direct-to-Customers business are valued at the lower of cost or market using weighted-average cost, which approximates FIFO. Transportation, distribution center, and sourcing costs are capitalized in merchandise inventories. In accordance with SFAS No. 151, "Inventory Costs- An Amendment of ARB 43, Chapter 4," the Company expenses, in the period incurred, the freight associated with transfers between its store locations. The Company maintains an accrual for shrinkage based on historical rates.

Cost of sales is comprised of the cost of merchandise, occupancy, buyers' compensation and shipping and handling costs. The cost of merchandise is recorded net of amounts received from vendors for damaged product returns, markdown allowances and volume rebates, as well as cooperative advertising reimbursements received in excess of specific, incremental advertising expenses. Occupancy includes the amortization of amounts received from landlords for tenant improvements.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Significant additions and improvements to property and equipment are capitalized. Maintenance and repairs are charged to current operations as incurred. Major renewals or replacements that substantially extend the useful life of an asset are capitalized and depreciated. Owned property and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets: maximum of 50 years for buildings and 3 to 10 years for furniture, fixtures and equipment. Property and equipment under capital leases and improvements to leased premises are generally amortized on a straight-line basis over the shorter of the estimated useful life of the asset or the remaining lease term. Capitalized software reflects certain costs related to software developed for internal use that are capitalized and amortized. After substantial completion of the project, the costs are amortized on a straight-line basis over a 2 to 7 year period. Capitalized software, net of accumulated amortization, is included in property and equipment and was $23 million at January 31, 2009 and $22 million at February 2, 2008.

Recoverability of Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), an impairment loss is recognized whenever events or changes in circumstances indicate that the carrying amounts of long-lived tangible and intangible assets with finite lives may not be recoverable. Management's policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at the division level, as well as qualitative measures. The Company considers historical performance and future estimated results, which are predominately identified from the Company's three-year strategic plans, in its evaluation of potential store-level impairment and then compares the carrying amount of the asset with the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset with its estimated fair value. The estimation of fair value is measured by discounting expected future cash flows at the Company's weighted-average cost of capital. The Company estimates fair value based on the best information available using estimates, judgments and projections as considered necessary.

Goodwill and Other Intangible Assets

The Company accounts for goodwill and other intangibles in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill and other intangible assets with indefinite lives be reviewed for impairment if impairment indicators arise and, at a minimum, annually. The Company performs its annual impairment review as of the beginning of each fiscal year. The fair value of each reporting unit is determined using a combination of market and discounted cash flow approaches.

Derivative Financial Instruments

All derivative financial instruments are recorded in the Consolidated Balance Sheets at their fair values. Changes in fair values of derivatives are recorded each period in earnings, other comprehensive gain or loss, or as a basis adjustment to the underlying hedged item, depending on whether a derivative is designated and effective as part of a hedge transaction. The effective portion of the gain or loss on the hedging derivative instrument is reported as a component of other comprehensive income/loss or as a basis adjustment to the underlying hedged item and reclassified to earnings in the period in which the hedged item affects earnings.

The effective portion of the gain or loss on hedges of foreign net investments is generally not reclassified to earnings unless the net investment is disposed of. To the extent derivatives do not qualify as hedges, or are ineffective, their changes in fair value are recorded in earnings immediately, which may subject the Company to increased earnings volatility. The changes in the fair value of the Company's hedges of net investments in various foreign subsidiaries is computed using the spot method.

Fair Value of Financial Instruments

The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The carrying value of cash and cash equivalents, and other current receivables and payables, approximates fair value due to the short-term nature of these assets and liabilities.

Quoted market prices of the same or similar instruments are used to determine fair value of long-term debt and forward foreign exchange contracts. Discounted cash flows are used to determine the fair value of long-term investments and notes receivable if quoted market prices on these instruments are unavailable.

Income Taxes

On February 4, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). Interpretation No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Upon the adoption of FIN 48, the Company recognized a $1 million increase to retained earnings to reflect the change of its liability for the unrecognized income tax benefits as required. The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense.

The Company determines its deferred tax provision under the liability method, whereby deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using presently enacted tax rates. Deferred tax assets are recognized for tax credits and net operating loss carryforwards, reduced by a valuation allowance, which is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A taxing authority may challenge positions that the Company adopted in its income tax filings. Accordingly, the Company may apply different tax treatments for transactions in filing its income tax returns than for income tax financial reporting. The Company regularly assesses its tax position for such transactions and records reserves for those differences when considered necessary.

Provision for U.S. income taxes on undistributed earnings of foreign subsidiaries is made only on those amounts in excess of the funds considered to be permanently reinvested.

Pension and Postretirement Obligations

The discount rate selected to measure the present value of the Company's U.S. benefit obligations as of January 31, 2009 was derived using a cash flow matching method whereby the Company compares the plans' projected payment obligations by year with the corresponding yield on the Citibank Pension Discount Curve. The cash flows are then discounted to their present value and an overall discount rate is determined. The discount rate selected to measure the present value of the Company's Canadian benefit obligations as of January 31, 2009 was developed by using the plan's bond portfolio indices, which match the benefit obligations.

Insurance Liabilities

The Company is primarily self-insured for health care, workers' compensation and general liability costs. Accordingly, provisions are made for the Company's actuarially determined estimates of discounted future claim costs for such risks for the aggregate of claims reported and claims incurred but not yet reported. Self-insured liabilities totaled $16 million and $17 million at January 31, 2009 and February 2, 2008, respectively. The Company discounts its workers' compensation and general liability using a risk-free interest rate. Imputed interest expense related to these liabilities was not significant for the year ended January 31, 2009 and was $1 million in both 2007 and 2006.

Accounting for Leases

The Company recognizes rent expense for operating leases as of the possession date for store leases or the commencement of the agreement for a non-store lease. Rental expense, inclusive of rent holidays, concessions and tenant allowances are recognized over the lease term on a straight-line basis. Contingent payments based upon sales and future increases determined by inflation related indices cannot be estimated at the inception of the lease and accordingly, are charged to operations as incurred.

Foreign Currency Translation

The functional currency of the Company's international operations is the applicable local currency. The translation of the applicable foreign currency into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using the weighted-average rates of exchange prevailing during the year. The unearned gains and losses resulting from such translation are included as a separate component of accumulated other comprehensive loss within shareholders' equity.

Recent Accounting Pronouncements Not Previously Discussed Herein

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations," ("SFAS No. 141(R)"). This standard will significantly change the accounting for business combinations. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition date fair value with limited exceptions. SFAS No. 141(R) also includes a substantial number of new disclosure requirements. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS No. 141(R) to have an affect on its Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51" ("SFAS No. 160"), which establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. This standard does not currently affect the Company.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities - An Amendment of FASB Statement No. 133" ("SFAS No. 161"). SFAS No. 161 amends SFAS No. 133 by requiring expanded disclosures about an entity's derivative instruments and hedging activities. SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivative instruments, quantitative disclosures about the fair values of derivative instruments and their gains and losses, and disclosures about credit-risk-related contingent features in derivative instruments. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect that the adoption of this standard will have a significant effect on its financial statement disclosures.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets." This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company does not expect that the adoption of FSP 142-3 will have a significant effect on its financial statements.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. The Company adopted SFAS No. 162 on the effective date of November 13, 2008 and it did not have any impact on the Company's Consolidated Financial Statements.

In June 2008, the FASB issued FASB Staff Position EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" ("FSP EITF 03-6-1"). FSP EITF 03-6-1 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. Upon adoption, a company is required to retrospectively adjust its earnings per share data (including any amounts related to interim periods, summaries of earnings and selected financial data) to conform with the provisions of FSP EITF 03-6-1. The Company is currently assessing the potential effect of FSP EITF 03-6-1 on its reporting of earnings per share.

In December 2008, the FASB issued FASB Staff Position ("FSP") FAS No. 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP FAS No. 132(R)-1"), which amends SFAS No. 132(R) "Employers' Disclosures about Pensions and Other Postretirement Benefits – an Amendment of FASB Statements No. 87, 88, and 106" ("SFAS No. 132(R)"). FSP FAS No. 132(R)-1 requires more detailed disclosures about the assets of a defined benefit pension or other postretirement plan and is effective for fiscal years ending after December 15, 2009. The Company is in the process of evaluating FSP FAS No. 132(R)-1 and does not expect it will have a significant impact on its Consolidated Financial Statements.

2. Immaterial Revision of Previously Issued Financial Statements

The 2007 results as presented in this Annual Report have been corrected to reflect an immaterial revision to its fourth quarter and full year 2007 results in accordance with Staff Accounting Bulletin 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." The income tax benefit of $99 million related to continuing operations, as reported for the full year of 2007 within the Form 10-K, was overstated by $6 million. This overstatement comprises primarily five items. First, the Company understated its income taxes payable by $9 million due to incorrectly accounting for foreign dividend withholding taxes. Second, the Company noted that certain foreign currency fluctuations related to the tax assets and liabilities, totaling $5 million, should have been reflected as part of the foreign currency translation adjustment within accumulated other comprehensive loss. The Company had incorrectly reflected these foreign exchange movements within the income tax provision, thereby increasing the income tax provision erroneously. Third, the Company overstated the value of a portion of its Canadian deferred tax assets by $3 million as a result of using incorrect tax rates. Fourth, the Company understated a deferred tax liability of $2 million related to goodwill. Finally, various state and international depreciation corrections totaling $3 million were overstated in the income tax provision.

The table below reflects these adjustments on each financial statement line item and per-share amounts affected:

	Year ended February 2, 2008		
(in millions)	**As Originally Reported**	**Revision**	**As Adjusted**
Other current assets	$ 290	$ (1)	$ 289
Deferred taxes	243	(4)	239
Total assets	3,248	(5)	3,243
Accrued expenses and other current liabilities	268	10	278
Other liabilities	255	(5)	250
Retained earnings	1,760	(6)	1,754
Accumulated other comprehensive loss	(66)	(4)	(70)
Total shareholders' equity	2,271	(10)	2,261
Total liabilities and shareholders' equity	$ 3,248	$ (5)	$ 3,243

	Year ended February 2, 2008		
(in millions)	**As Originally Reported**	**Revision**	**As Adjusted**
Loss from continuing operations before income taxes	$ (50)	$ —	$ (50)
Income tax benefit	(99)	6	(93)
Income from continuing operations	$ 49	$ (6)	$ 43
Basic earnings per share:			
Income from continuing operations	$ 0.32	$(0.03)	$ 0.29
Diluted earnings per share:			
Income from continuing operations	$ 0.32	$(0.04)	$ 0.28

3. Acquisition

The Company consummated its purchase of CCS from dELiA*s, Inc. on November 5, 2008. CCS is the leading direct-to-consumer retailer in the United States that sells skateboard and snowboard equipment, apparel, footwear and accessories through catalogs and the Internet. The Company's consolidated results of operations include those of CCS beginning with the date that the acquisition was consummated. The Company believes that this acquisition will provide the Company with a unique growth opportunity, which supplements its current direct-to-customers operations.

The Company integrated the CCS business into the Direct-to-Customers segment. The purchase price was $106 million and consisted of $103 million in cash consideration and $3 million of direct transaction costs. Direct costs include investment banking, legal and accounting fees, and other costs. The Company has allocated the purchase price based, in part, upon internal estimates of cash flows and considering the report of a third-party valuation expert retained to assist the Company, with the remainder allocated to tax deductible goodwill. The purchase price allocation may be revised as more definitive facts and evidence become available. Pro forma effects of the acquisition have not been presented, as their effects were not significant to the consolidated results of operations. The allocation of the purchase price is detailed below:

	(in millions)
Inventory	$ 13
Intangible assets	
Tradenames – non-amortizing	25
Customer relationship – amortizing	21
Goodwill	47
Total purchase price	$106

4. Impairment Charges and Store Closing Program

Northern Group Note Impairment

On January 23, 2001, the Company announced that it was exiting its Northern Group segment. During the second quarter of 2001, the Company completed the liquidation of the 324 stores in the United States. On September 28, 2001, the Company completed the stock transfer of the 370 Northern Group stores in Canada through one of its wholly owned subsidiaries for approximately CAD$59 million, which was paid in the form of a note. Over the last several years, the note has been amended and payments have been received; however, the interest and payment terms remained unchanged. The CAD$15.5 million note was required to be repaid upon the occurrence of "payment events," as defined in the purchase agreement, but no later than September 28, 2008. During the first quarter of 2008, the principal owners of the Northern Group requested an extension on the repayment of the note. The Company determined, based on the Northern Group's current financial condition and projected performance, that repayment of the note pursuant to the original terms of the purchase agreement was not likely. Accordingly, a non-cash impairment charge of $15 million was recorded during the first quarter of 2008 in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This charge has been recorded with no tax benefit. The tax benefit is a capital loss that can only be used to offset capital gains. The Company does not anticipate recognizing sufficient capital gains to utilize these losses. Therefore, the Company determined that a full valuation allowance was required.

Another wholly owned subsidiary of the Company was the assignor of the store leases involved in the Northern Group transaction and, therefore, retains potential liability for such leases. As the assignor of the Northern Canada leases, the Company remained secondarily liable under these leases. As of January 31, 2009, the Company estimates that its gross contingent lease liability is CAD$2 million. The Company currently estimates the expected value of the lease liability to be insignificant. The Company believes that, because it is secondarily liable on the leases, it is unlikely that it would be required to make such contingent payments.

Money Market Impairment

On September 16, 2008, the Company requested redemption of its shares in the Reserve International Liquidity Fund, Ltd., a money market fund (the "Fund"), totaling $75 million. At the time the redemption request was made, the Company was informed by the Reserve Management Company, the Fund's investment advisor, that the Company's redemption trades would be honored at a $1.00 per share net asset value. Although the Company received a partial distribution of $49 million in the fourth quarter of 2008, the Company has not received information as to when the remaining amount of its redemption request will be paid. Litigation, to which the Company is not a party, exists that involves how the remaining assets of the Fund should be distributed. Therefore, there is a risk that the Company could receive less than the $1.00 per share net asset value. As a result during the third quarter of 2008, the Company recognized an impairment loss of $3 million to reflect a decline in fair value that is other-than-temporary. This charge was recorded with no tax benefit. This impairment is primarily related to the underlying securities of Lehman Brothers Holdings Inc. held in the Fund. Based on the maturities of the underlying investments in the Fund and the current status of the redemption process, the Company has reclassified $23 million (net of the impairment charge of $3 million) from "Cash and cash equivalents" to "Short-term investments" in the Consolidated Balance Sheet as of January 31, 2009.

Impairment of Goodwill and Other Intangible Assets

The Company has seven reporting units, as defined under SFAS No. 142, "Goodwill and Other Intangible Assets." A reporting unit is defined as an operating segment or one level below an operating segment. Only four of the reporting units contain goodwill, $118 million was allocated to the Foot Locker, Kids Foot Locker and Footaction reporting unit, $49 million was allocated to the Champs Sports reporting unit, $17 million was allocated to the Foot Locker Europe reporting unit, and $127 million was allocated to the Direct-to-Customers reporting unit. Although we have seven reporting units, they have been aggregated into two operating segments for segment reporting purposes, in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

The Company performs its annual impairment test as of the beginning of each year; however, due to the significant decline in the Company's common stock and market capitalization, in relation to the book value during the fourth quarter of 2008, the Company determined that a triggering event had occurred and performed an interim impairment test. The first step in this process compares the fair value of the reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the impairment. In the second step, the fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit to determine an implied goodwill value. This allocation is similar to a purchase price allocation performed in purchase accounting. If the carrying amount of the reporting unit's goodwill exceeds the implied goodwill value, an impairment loss should be recognized in an amount equal to that excess. The fair value of the four reporting units containing goodwill was determined under step 1 of the goodwill impairment test based on an equal weighting of a discounted cash flow analysis using forward-looking projections of estimated future operating results and a guideline company methodology under the market approach. Based on this testing, the Company determined that the fair values, as determined under step 1 as described above, was less than the carrying values of the Foot Locker, Kids Foot Locker and Footaction reporting unit and the Champs Sports reporting unit. Accordingly, the Company performed a step 2 analysis to determine the extent of the goodwill impairment and concluded that the carrying value of these two reporting units was fully impaired, resulting in a non-cash impairment charge of $167 million. There were no goodwill impairment charges in 2007 or 2006.

Intangible assets that are determined to have finite lives are amortized over their useful lives and are measured for impairment only when events or circumstances indicate that the carrying value may be impaired. Intangible assets with indefinite lives are tested for impairment if impairment indicators arise and, at a minimum, annually. As a result of the impairment review related to long-lived assets and goodwill, the Company performed a review of its other intangible assets and recorded impairment charges in 2008 totaling $2 million related to trademarks of Footaction in the U.S. and Foot Locker in the Republic of Ireland, reflecting decreases in projected revenues.

Impairment of Assets and Store Closing Program

In connection with the review of goodwill and other intangibles, the Company performed a store long-lived impairment test pursuant to SFAS No. 144 for its Foot Locker, Kids Foot Locker, and Footaction divisions. Additionally, in accordance with the Company's store long-lived assets policy, the Company determined that triggering events had occurred during the fourth quarter of 2008 at its Lady Foot Locker and Champs Sports divisions. Accordingly, the Company evaluated the long-lived assets of those operations for impairment and recorded non-cash impairment charges of $67 million primarily to write-down long-lived assets such as store fixtures and leasehold improvements for 868 stores at the Company's U.S. store operations.

During the year ended January 31, 2009, the Company closed 21 unproductive stores as part of the store closing program announced in 2007. Exit costs of $5 million for the year ended January 31, 2009, comprising primarily lease termination costs, were recognized in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities."

During 2007, the Company concluded that triggering events had occurred at its U.S. retail store divisions, comprising Foot Locker, Lady Foot Locker, Kids Foot Locker, Footaction, and Champs Sports. Accordingly, the Company evaluated the long-lived assets of those operations for impairment and recorded non-cash impairment charges of $117 million primarily to write-down long-lived assets such as store fixtures and leasehold improvements for 1,395 stores at the Company's U.S. store operations pursuant to SFAS No. 144. The Company recorded an additional non-cash impairment charge of $7 million in 2007 as a result of the decision to close 66 unproductive stores as part of a store closing program. Exit costs related to 33 stores, which closed during 2007, comprising primarily lease termination costs of $4 million, were recognized in accordance with SFAS No. 146.

Under SFAS No. 144, store closings may constitute discontinued operations if migration of customers and cash flows are not expected. The Company has concluded that no store closings have met the criteria for discontinued operations treatment.

5. Segment Information

The Company has determined that its reportable segments are those that are based on its method of internal reporting. As of January 31, 2009, the Company has two reportable segments, Athletic Stores and Direct-to-Customers. The Company acquired CCS during the fourth quarter of 2008, the operations are presented within the Direct-to-Customers segment. The Company also operated the Family Footwear segment, which included the retail format under the Footquarters brand name through the second quarter of 2007. During the third quarter, the Company converted the Footquarters stores, which were the only stores reported under the Family Footwear segment, to Foot Locker and Champs Sports outlet stores. The Company has concluded that the Footquarters store closings are not discontinued operations pursuant to SFAS No. 144.

The accounting policies of both segments are the same as those described in the "Summary of Significant Accounting Policies." The Company evaluates performance based on several factors, of which the primary financial measure is division results. Division (loss) profit reflects (loss) income from continuing operations before income taxes, corporate expense, non-operating income, and net interest expense.

Sales

	2008	2007	2006
		(in millions)	
Athletic Stores	$ 4,847	$ 5,071	$ 5,370
Direct-to-Customers	390	364	380
Family Footwear	—	2	—
Total sales	$ 5,237	$ 5,437	$ 5,750

Operating Results

	2008	2007	2006
		(in millions)	
Athletic Stores[1]	$ (59)	$ (27)	$ 405
Direct-to-Customers	43	40	45
Family Footwear[2]	—	(6)	—
	(16)	7	450
Restructuring income (charge)[3]	—	2	(1)
Division (loss) profit	(16)	9	449
Corporate expense[4]	(87)	(59)	(68)
Operating (loss) profit	(103)	(50)	381
Other income[5]	8	1	14
Interest expense, net	5	1	3
(Loss) income from continuing operations before income taxes	$ (100)	$ (50)	$ 392

(1) The year ended January 31, 2009 includes a $241 million charge representing long-lived store asset impairment, goodwill and other intangibles impairment and store closing costs related to the Company's U.S. operations. The year ended February 2, 2008 includes a $128 million charge representing impairment and store closing costs related to the Company's U.S. operations. The year ended February 3, 2007 included a $17 million non-cash impairment charge related to the Company's European operations.

(2) During the first quarter of 2007, the Company launched a new family footwear concept, Footquarters. The concept's results did not meet the Company's expectations and, therefore, the Company decided not to invest further in this business. These stores were converted to the Company's other formats. Included in the operating loss of $6 million was approximately $2 million of costs associated with the removal of signage and the write-off of unusable fixtures.

(3) During 2007, the Company adjusted its 1993 Repositioning and 1991 Restructuring reserve by $2 million primarily due to favorable lease terminations. During 2006, the Company recorded a restructuring charge of $1 million, which represented a revision to the original estimate of the lease liability associated with the guarantee of The San Francisco Music Box Company distribution center. These amounts are included in selling, general and administrative expenses in the Condensed Consolidated Statements of Operations.

(4) Corporate expense for the year ended January 31, 2009 includes a $3 million other-than-temporary impairment charge related to a short-term investment and a $15 million impairment charge related to the Northern Group note receivable.

(5) Other income in 2008 primarily reflects a $4 million net gain related to the Company's foreign currency options contracts and $3 million gain on lease terminations related to two lease interests in Europe.

2007 includes a $1 million gain related to a final settlement with the Company's insurance carriers of a claim related to a store damaged by fire in 2006 and a $1 million gain on the sale of two of its lease interests in Europe. These gains were offset primarily by premiums paid for foreign currency option contracts.

2006 includes a $4 million gain on lease terminations, a $8 million of insurance proceeds related to the 2005 hurricane, and a $2 million gain on debt repurchases.

	Depreciation and Amortization			Capital Expenditures			Total Assets		
	2008	2007	2006	2008	2007	2006	2008	2007	2006
					(in millions)				
Athletic Stores	$ 111	$ 146	$ 147	$ 122	$ 125	$ 135	$ 1,879	$ 2,300	$ 2,374
Direct-to-Customers	6	6	6	6	7	4	297	197	195
	117	152	153	128	132	139	2,176	2,497	2,569
Corporate	13	14	22	18	16	26	701	746	680
Total Company	$ 130	$ 166	$ 175	$ 146	$ 148	$ 165	$ 2,877	$ 3,243	$ 3,249

Sales and long-lived asset information by geographic area as of and for the fiscal years ended January 31, 2009, February 2, 2008, and February 3, 2007 are presented below. Sales are attributed to the country in which the sales originate, which is where the legal subsidiary is domiciled. Long-lived assets reflect property and equipment. The Company's sales in Italy, Canada, and France represent approximately 22, 18, and 14 percent, respectively, of the International category's sales for the period ended January 31, 2009. No other individual country included in the International category is significant.

Sales

	2008	2007	2006
		(in millions)	
United States	$ 3,768	$ 3,991	$ 4,356
International	1,469	1,446	1,394
Total sales	$ 5,237	$ 5,437	$ 5,750

Long-Lived Assets

	2008	2007	2006
		(in millions)	
United States	$ 311	$ 368	$ 504
International	121	153	150
Total long-lived assets	$ 432	$ 521	$ 654

6. Other Income

Other income was $8 million, $1 million and $14 million for 2008, 2007 and 2006, respectively. Included in other income are non-operating items, such as the effect of foreign currency option contracts, sales of lease interests and insurance proceeds. Other income in 2008 primarily reflects a $4 million net gain related to the Company's foreign currency options contracts and a $3 million gain on lease terminations related to two lease interests in Europe.

In 2007, other income includes a $1 million gain related to a final settlement with the Company's insurance carriers of a claim related to a store damaged by fire in 2006. Additionally, the Company sold two of its lease interests in Europe for a gain of $1 million. These gains were offset primarily by premiums paid for foreign currency option contracts.

In 2006, other income includes a gain of $8 million related to a final settlement with the Company's insurance carriers of claims related to Hurricane Katrina, income of $2 million related to the purchase and retirement of debt and lease termination income of $4 million. The Company purchased and retired $38 million of its $200 million 8.50 percent debentures payable in 2022, at a $2 million discount from face value. During 2006, the Company terminated two of its leases and recorded a net gain of $4 million.

7. Short-Term Investments

	2008	2007
	(in millions)	
Money market investment	$ 23	$ —
Auction rate security	—	5
	$ 23	$ 5

The Company has classified its remaining investment in the Reserve International Liquidity Fund as a short-term investment as of January 31, 2009. The determination to classify the investment as short-term was based upon a review of the underlying assets and maturities of the Fund. With the liquidity issues experienced in the global credit and capital markets, the Company's preferred stock auction rate security, having a face value of $7 million, has experienced failed auctions. For the years ended January 31, 2009 and February 2, 2008, the Company determined that a temporary impairment occurred and recorded charges of $3 million and $2 million, respectively, with no tax benefit, to accumulated other comprehensive loss. In the second quarter of 2008, the Company determined that due to the illiquid nature of this investment it should be classified as a non-current asset. Accordingly, the fair value of $2 million is recorded within other assets as of January 31, 2009.

Based on the relatively small size of these investments and its ability to access cash and other short-term investments, and expected operating cash flows, the Company does not anticipate the lack of liquidity on these investments will affect its ability to operate its business as usual.

8. Merchandise Inventories

	2008	2007
	(in millions)	
LIFO inventories	$ 788	$ 907
FIFO inventories	332	374
Total merchandise inventories	$ 1,120	$ 1,281

The value of the Company's LIFO inventories, as calculated on a LIFO basis, approximates their value as calculated on a FIFO basis.

9. Other Current Assets

	2008	2007
	(in millions)	
Net receivables	$ 53	$ 50
Prepaid expenses and other current assets	33	34
Prepaid rent	62	65
Prepaid income taxes	47	69
Deferred taxes	29	53
Northern Group note receivable	—	14
Current tax asset	—	1
Income tax receivable	7	—
Fair value of derivative contracts	5	3
	$ 236	$ 289

10. Property and Equipment, Net

	2008	2007
	(in millions)	
Land	$ 3	$ 3
Buildings:		
Owned	31	30
Furniture, fixtures and equipment:		
Owned	1,018	1,117
	1,052	1,150
Less: accumulated depreciation	(829)	(903)
	223	247
Alterations to leased and owned buildings		
Cost	724	799
Less: accumulated amortization	(515)	(525)
	209	274
	$ 432	$ 521

11. Goodwill

	2008	2007
	(in millions)	
Athletic Stores	$ 17	$ 186
Direct-to-Customers	127	80
	$ 144	$ 266

Goodwill for the Direct-to-Customers segment increased by $47 million due to the Company's purchase of CCS from dELiA*s, Inc. during the fourth quarter of 2008. The effect of foreign exchange fluctuations for the year ended January 31, 2009 decreased goodwill by $2 million, resulting from the strengthening of the U.S. dollar in relation to the euro. During the fourth quarter of 2008, the Company recorded impairment charges of $167 million, as more fully described in note 4.

12. Other Intangible Assets, net

(in millions)	January 31, 2009 Gross value	Accum. amort.	Net Value (1)	Wtd. Avg. Useful Life in Years (2)	February 2, 2008 Gross value	Accum. amort.	Net Value (1)
Finite life intangible assets:							
Lease acquisition costs	$ 173	$ (124)	$ 49	12.1	$ 198	$ (125)	$ 73
Trademark	20	(5)	15	20.0	21	(4)	17
Loyalty program	1	(1)	—	—	1	(1)	—
Favorable leases	9	(7)	2	3.7	10	(7)	3
CCS customer relationships	21	(1)	20	5.0	—	—	—
Total finite life intangible assets	224	(138)	86	11.9	230	(137)	93
Intangible assets not subject to amortization:							
Republic of Ireland trademark	2	—	2		3	—	3
CCS tradename	25	—	25		—	—	—
Total finite life intangible assets	27	—	27		3	—	3
Total other intangible assets	**$ 251**	**$ (138)**	**$ 113**		**$ 233**	**$ (137)**	**$96**

(1) Includes the effect of foreign currency translation, which represents a reduction of $8 million in 2008 and an increase of $10 million in 2007 primarily related to the movements of the euro in relation to the U.S. dollar. Additionally, the net value at January 31, 2009 includes a $2 million impairment charge related to the Footaction trademark and the Republic of Ireland trademark, described more fully in note 4.

(2) The weighted-average useful life disclosed excludes those assets that are fully amortized.

Lease acquisition costs represent amounts that are required to secure prime lease locations and other lease rights, primarily in Europe. Included in finite life intangibles are the customer relationship intangible associated with the purchase of CCS, trademark for the Footaction name, favorable leases associated with acquisitions and amounts paid to obtain names of members of the Footaction loyalty program. The CCS customer relationship intangible will be amortized on a straight-line basis over 5 years, which represents the pattern in which the economic benefits are expected to be realized.

Amortization expense for the intangibles subject to amortization was approximately $18 million for 2008, and $19 million for both 2007 and 2006. Annual estimated amortization expense for finite life intangible assets is expected to approximate $20 million for 2009, $17 million for 2010, $15 million for 2011, $12 million for 2012 and $8 million for 2013.

13. Other Assets

	2008	2007
	(in millions)	
Deferred tax costs	$ 7	$ 9
Prepaid income taxes	6	6
Income tax asset	2	2
Long-term investment in auction rate security	2	—
Fair value of derivative contracts	19	4
Other	30	37
	$ 66	$ 58

14. Accrued and Other Liabilities

	2008	2007
	(in millions)	
Pension and postretirement benefits	$ 4	$ 4
Incentive bonuses	23	5
Other payroll and payroll related costs, excluding taxes	50	52
Taxes other than income taxes	36	44
Property and equipment	13	23
Customer deposits[1]	32	34
Income taxes payable	4	17
Current deferred tax liabilities	10	13
Sales return reserve	4	4
Current portion of reserve for discontinued operations	2	14
Other operating costs	53	68
	$231	$278

(1) Customer deposits include unredeemed gift cards and certificates, merchandise credits and, deferred revenue related to undelivered merchandise, including layaway sales.

15. Revolving Credit Facility

On May 16, 2008, the Company entered into an amended credit agreement with its banks, providing for a $175 million revolving credit facility and extending the maturity date to May 16, 2011 (the "Credit Agreement"). The Credit Agreement also provides an incremental facility of up to $100 million under certain circumstances. The Credit Agreement provides that the Company comply with certain financial covenants, including (i) a fixed charge coverage ratio of 1.25:1 for the 2008 fiscal year, 1.50:1 for the 2009 fiscal year, and 1.75:1 for each year thereafter and (ii) a minimum liquidity/excess cash flow covenant, as defined in the Credit Agreement, which provides that if at the end of any fiscal quarter minimum liquidity is less than $350 million, the excess cash flow for the four consecutive fiscal quarters ended on such date must be at least $25 million. The amount permitted to be paid by the Company as dividends in any fiscal year is $105 million under the terms of the Credit Agreement. With regard to stock purchases, the Credit Agreement provides that not more than $50 million in the aggregate may be expended unless the fixed charge coverage ratio is at least 2.0:1 for the period of four consecutive fiscal quarters most recently ended prior to any stock repurchase. Additionally, the Credit Agreement provides for a security interest in certain of the Company's intellectual property and certain other non-inventory assets.

At January 31, 2009, the Company had unused domestic lines of credit of $166 million, pursuant to its $175 million revolving credit agreement. $9 million of the line of credit was committed to support standby letters of credit. These letters of credit are primarily used for insurance programs.

Deferred financing fees are amortized over the life of the facility on a straight-line basis, which is comparable to the interest method. The unamortized balance at January 31, 2009 is approximately $2.6 million. Interest is determined at the time of borrowing based on variable rates and the Company's fixed charge coverage ratio, as defined in the agreement. The rates range from LIBOR plus 1.50 percent to LIBOR plus 2.50 percent. The quarterly facility fees paid on the unused portion, which are also based in the Company's fixed charge coverage ratio, ranged from 0.1250 percent to 0.8750 and ranged from 0.175 percent to 0.500 percent for 2008 and 2007 respectively. There were no short-term borrowings during 2008 or 2007. Interest expense, including facility fees, related to the revolving credit facility was $2 million in 2008, 2007, and 2006.

On March 20, 2009, the Company entered into a new credit agreement with its banks, providing for a $200 million revolving credit facility maturing on March 20, 2013 (the "New Credit Agreement"), which replaces the existing Credit Agreement. The New Credit Agreement also provides an incremental facility of up to $100 million under certain circumstances. The New Credit Agreement provides for a security interest in certain of the Company's domestic assets, including certain inventory assets. However, no material covenants or payment restrictions exist until the Company is borrowing under the agreement and, in that event, the restrictions may vary depending upon the level of borrowings.

16. Long-Term Debt

During 2008, simultaneously with entering the Credit Agreement, the Company repaid the $88 million balance that was outstanding on its term loan, which was scheduled to mature in May 2009.

During 2007, the Company purchased and retired $5 million of its 8.50 percent debentures payable in 2022. During 2008, the Company purchased and retired an additional $6 million, bringing the outstanding amount to $123 million as of January 31, 2009. The Company has various interest rate swap agreements, which effectively convert $100 million of the 8.50 percent debentures from a fixed interest rate to a variable interest rate, which are collectively classified as a fair value hedge. The net fair value of the interest rate swaps at January 31, 2009 and February 2, 2008 was an asset of $19 million and $4 million, respectively, which was included in other assets. The carrying value of the 8.50 percent debentures was increased by the corresponding amounts.

Following is a summary of long-term debt:

	2008	2007
	(in millions)	
8.50% debentures payable 2022	$142	$133
$175 million term loan	—	88
Total long-term debt	142	221
Less: Current portion	—	—
	$142	$221

Interest expense related to long-term debt, including the effect of the interest rate swaps and the amortization of the associated debt issuance costs, was $9 million in 2008, $18 million in 2007 and $20 million in 2006. The effect of the interest rate swaps for the year ended January 31, 2009 was a benefit of $2 million and was not significant for the years ended February 2, 2008 and February 3, 2007.

17. Leases

The Company is obligated under operating leases for almost all of its store properties. Some of the store leases contain renewal options with varying terms and conditions. Management expects that in the normal course of business, expiring leases will generally be renewed or, upon making a decision to relocate, replaced by leases on other premises. Operating lease periods generally range from 5 to 10 years. Certain leases provide for additional rent payments based on a percentage of store sales. Rent expense includes insurance, maintenance, and other costs as required by some of the Company's leases.

Rent expense consists of the following:

	2008	2007	2006
		(in millions)	
Minimum rent	$527	$521	$496
Other occupancy expenses	147	151	145
Contingent rent based on sales	14	17	21
Sublease income	(2)	(1)	(1)
Total rent expense	$686	$688	$661

Future minimum lease payments under non-cancelable operating leases are:

	(in millions)
2009	$ 456
2010	424
2011	381
2012	325
2013	262
Thereafter	719
Total operating lease commitments	$2,567

18. Other Liabilities

	2008	2007
	(in millions)	
Pension benefits	$183	$ 35
Postretirement benefits	11	9
Straight-line rent liability	98	99
Income taxes	30	29
Deferred taxes	12	10
Workers' compensation and general liability reserves	13	13
Reserve for discontinued operations	10	9
Repositioning and restructuring reserves	1	2
Fair value of derivatives	24	32
Other	11	12
	$393	$250

19. Discontinued Operations

In 1997, the Company exited its Domestic General Merchandise segment. In 1998, the Company exited both its International General Merchandise and Specialty Footwear segments. In 2001, the Company discontinued its Northern Group segment.

During 2008, the Company adjusted its Northern Group reserve by $1 million and recorded a charge of $2 million related to the Domestic General Merchandise reserve representing revisions to the lease liability. During 2007, the Company adjusted the International General Merchandise reserve by $3 million, reflecting favorable lease terminations and to revise estimates on its lease liability. During 2006, the Company adjusted its Northern Group and International General Merchandise reserve by $4 million, primarily reflecting favorable lease terminations.

The major components of the pre-tax losses (gains) on disposal and disposition activity related to the reserves are presented below. The remaining reserve balances as of January 31, 2009 primarily represent lease obligations; $2 million is expected to be utilized within twelve months and the remaining $10 million thereafter.

	2005	2006			2007			2008		
	Balance	Charge/ (Income)	Net Usage[1]	Balance	Charge/ (Income)	Net Usage[1]	Balance	Charge/ (Income)	Net Usage[1]	Balance
					(in millions)					
Northern Group	$ 5	$ (2)	$ (1)	$ 2	$—	$ 10	$ 12	$ (1)	$ (11)	$—
International General Merchandise	8	(2)	—	6	(3)	1	4	—	(1)	3
Specialty Footwear	1	—	—	1	—	(1)	—	—	—	—
Domestic General Merchandise	8	—	(2)	6	—	1	7	2	—	9
Total	$22	$ (4)	$ (3)	$15	$ (3)	$ 11	$23	$ 1	$(12)	$12

(1) Net usage includes the effect of foreign exchange translation adjustments.

20. Repositioning and Restructuring Reserves

The Company recorded charges in 1993 and in 1991 to reflect the anticipated costs to sell or close under-performing specialty and general merchandise stores in the United States and Canada. During 2007, the Company adjusted the reserve by $2 million primarily due to favorable lease terminations. The Company recorded restructuring charges in 1999 for programs to sell or liquidate eight non-core businesses. The restructuring plan also included an accelerated store-closing program in North America and Asia, corporate headcount reduction, and a distribution center shutdown. For both reserves the balance was $1 million as of January 31, 2009 and $2 million as of February 2, 2008, classified as a non current liability.

21. Income Taxes

Following are the domestic and international components of pre-tax (loss) income from continuing operations:

	2008	2007	2006
		(in millions)	
Domestic	$ (174)	$(131)	$320
International	74	81	72
Total pre-tax (loss) income	$(100)	$ (50)	$392

The 2007 income tax provision presented below has been restated to reflect an immaterial correction, see note 2. The income tax (benefit) provision consists of the following:

	2008	2007	2006
		(in millions)	
Current:			
Federal	$ 2	$ (3)	$ 93
State and local	3	(4)	14
International	18	43	17
Total current tax provision	23	36	124
Deferred:			
Federal	(42)	(52)	10
State and local	(6)	1	6
International	4	(78)	5
Total deferred tax (benefit) provision	(44)	(129)	21
Total income tax (benefit) provision	$ (21)	$ (93)	$145

Provision has been made in the accompanying Consolidated Statements of Operations for additional income taxes applicable to dividends received or expected to be received from international subsidiaries. The amount of unremitted earnings of international subsidiaries for which no such tax is provided and which is considered to be permanently reinvested in the subsidiaries totaled $511 million and $476 million at January 31, 2009, and February 2, 2008, respectively.

A reconciliation of the significant differences between the federal statutory income tax rate and the effective income tax rate on pre-tax (loss) income from continuing operations is as follows:

	2008	2007	2006
Federal statutory income tax rate	(35.0)%	(35.0)%	35.0%
State and local income taxes, net of federal tax benefit	(6.6)	(11.0)	3.3
International income taxed at varying rates	(1.7)	7.5	(0.9)
Foreign tax credit utilization	(5.3)	(53.1)	(1.2)
(Decrease) increase in valuation allowance	0.2	(120.0)	0.1
Federal/foreign tax settlements	(2.2)	—	(0.1)
Tax exempt obligations	—	(3.7)	(0.5)
Federal tax credits	(1.2)	(1.6)	(0.2)
Foreign dividends and gross-up	—	25.4	—
Non-deductible impairment charges	26.9	—	—
Other, net	4.1	4.5	1.4
Effective income tax rate	(20.8)%	(187.0)%	36.9%

Items that gave rise to significant portions of the deferred tax accounts are as follows:

	2008	2007
	(in millions)	
Deferred tax assets:		
Tax loss/credit carryforwards and capital loss	$ 37	$ 64
Employee benefits	102	33
Reserve for discontinued operations	5	5
Repositioning and restructuring reserves	1	1
Property and equipment	184	167
Allowance for returns and doubtful accounts	1	3
Straight-line rent	25	24
Goodwill	25	—
Other	28	16
Total deferred tax assets	408	313
Valuation allowance	(13)	(14)
Total deferred tax assets, net	$395	$299
Deferred tax liabilities:		
Inventories	$ 22	$ 13
Goodwill	—	13
Other	8	4
Total deferred tax liabilities	$ 30	$ 30
Net deferred tax asset	$365	$269
Balance Sheet caption reported in:		
Deferred taxes	$358	$239
Other current assets	29	53
Other current liabilities	(10)	(13)
Other liabilities	(12)	(10)
	$365	$269

The Company operates in multiple taxing jurisdictions and is subject to audit. Audits can involve complex issues that may require an extended period of time to resolve. A taxing authority may challenge positions that the Company has adopted in its income tax filings. Accordingly, the Company may apply different tax treatments for transactions in filing its income tax returns than for income tax financial reporting. The Company regularly assesses its tax positions for such transactions and records reserves for those differences.

The Company's U.S. Federal income tax filings have been examined by the Internal Revenue Service (the "IRS") through 2007. The Company is participating in the IRS's Compliance Assurance Process ("CAP") for 2008, which is expected to conclude during 2009. The Company has started the CAP for 2009. Due to the recent utilization of net operating loss carryforwards, the Company is subject to state and local tax examinations effectively including years from 1996 to the present. To date, no adjustments have been proposed in any audits that will have a material effect on the Company's financial position or results of operations.

As of January 31, 2009, the Company has a valuation allowance of $13 million to reduce its deferred tax assets to an amount that is more likely than not to be realized. The valuation allowance primarily relates to the deferred tax assets arising from a capital loss associated with the impairment of the Northern Group note receivable, state tax loss carryforwards, and state tax credits. A full valuation allowance was established for the capital loss because the Company does not anticipate recognizing sufficient capital gains to utilize this loss. The valuation allowance for state tax loss carryforwards decreased, principally due to anticipated expirations of those losses.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are anticipated to reverse, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowances at January 31, 2009. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

At January 31, 2009, the Company's tax loss/credit carryforwards include international operating loss carryforwards with a potential tax benefit of $2 million, expiring between 2009 and 2017. The Company has a $5 million capital loss arising from a note receivable that expires 5 years from recognition. The Company also has state net operating loss carryforwards with a potential tax benefit of $15 million, which principally relate to the 15 states where the Company does not file combined or consolidated returns. These loss carryforwards expire between 2009 and 2029. The Company has state and Canadian provincial credit carryforwards that total approximately $3 million, expiring between 2010 and 2018. The Company also has federal foreign tax credits totaling $16 million, $4 million of which can be carried back to 2006 and $12 million of which can be carried forward, expiring in 2017.

The Company adopted FIN 48, "Accounting for Uncertainty in Income Taxes" effective February 4, 2007, that resulted in the recognition of an additional $1 million of previously unrecognized tax benefits, which was reflected as an adjustment to opening retained earnings. The Company had $71 million of gross unrecognized tax benefits, $68 million of net unrecognized tax benefits, as of February 3, 2008. The Company has classified certain income tax liabilities as current or noncurrent based on management's estimate of when these liabilities will be settled. Interest expense and penalties related to unrecognized tax benefits are classified as income tax expense. During the year ended January 31, 2009, the Company recognized $1 million of interest expense. The total amount of accrued interest and penalties was $4 million in 2008 and accrued interest in 2007 was $5 million.

The following table summarizes the activity related to unrecognized tax benefits:

(in millions)	
Balance as of February 3, 2008	$ 71
Increases related to current year tax positions	4
Increases related to prior period tax positions	1
Decreases related to prior period tax positions	(15)
Settlements	(2)
Lapse of statute of limitations	(1)
Balance as of January 31, 2009	$ 58

Of the unrecognized tax benefits, $55 million would, if recognized, affect the Company's annual effective tax rate. It is reasonably possible that the liability associated with the Company's unrecognized tax benefits will increase or decrease within the next twelve months. These changes may be the result of foreign currency fluctuations, ongoing audits or the expiration of statutes of limitations. Settlements could increase earnings in an amount ranging from $0 to $10 million based on current estimates. Audit outcomes and the timing of audit settlements are subject to significant uncertainty. Although management believes that adequate provision has been made for such issues, the ultimate resolution of these issues could have an adverse effect on the earnings of the Company. Conversely, if these issues are resolved favorably in the future, the related provision would be reduced, generating a positive effect on earnings. Due to the uncertainty of amounts and in accordance with its accounting policies, the Company has not recorded any potential impact of these settlements.

22. Financial Instruments and Risk Management

Derivative Holdings Designated as Hedges

The Company operates internationally and utilizes certain derivative financial instruments to mitigate its foreign currency exposures, primarily related to third party and intercompany forecasted transactions.

For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature of the hedged items and the relationships between the hedging instruments and the hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions, and the methods of assessing hedge effectiveness and hedge ineffectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of a forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction would occur. If it were deemed probable that the forecasted transaction would not occur, the gain or loss would be recognized in earnings immediately. No such gains or losses were recognized in earnings during 2008. Derivative financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period, which management evaluates periodically.

The primary currencies to which the Company is exposed are the euro, the British Pound, and the Canadian Dollar. For option and forward foreign exchange contracts designated as cash flow hedges of the purchase of inventory, the effective portion of gains and losses is deferred as a component of accumulated other comprehensive loss and is recognized as a component of cost of sales when the related inventory is sold. The amount classified to cost of sales related to such contracts was not significant in 2008. The ineffective portion of gains and losses related to cash flow hedges recorded to earnings in 2008 was not significant. When using a forward contract as a hedging instrument, the Company excludes the time value from the assessment of effectiveness. At each year-end, the Company had not hedged forecasted transactions for more than the next twelve months, and the Company expects all derivative-related amounts reported in accumulated other comprehensive loss to be reclassified to earnings within twelve months.

The Company has numerous investments in foreign subsidiaries, and the net assets of those subsidiaries are exposed to foreign exchange-rate volatility. In 2005, the Company hedged a portion of its net investment in its European subsidiaries. The Company entered into a 10-year cross currency swap, effectively creating a €100 million long-term liability and a $122 million long-term asset. During the third quarter of 2008, the Company entered into an offset to its European net investment hedge, fixing the amount recorded within the foreign currency translation adjustment at $24 million, or $15 million after-tax. During the term of the amended transaction, the Company will remit to its counterparty interest payments based on one-month U.S. LIBOR rates. In 2006, the Company hedged a portion of its net investment in its Canadian subsidiaries. The Company entered into a 10-year cross currency swap, creating a CAD $40 million liability and a $35 million long-term asset. During the fourth quarter of 2008, the Company terminated this hedge and received approximately $3 million.

The Company had designated these hedging instruments as hedges of the net investments in foreign subsidiaries, and used the spot rate method of accounting to value changes of the hedging instrument attributable to currency rate fluctuations. As such, adjustments in the fair market value of the hedging instrument due to changes in the spot rate were recorded in other comprehensive income and offset changes in the euro-denominated net investment. Amounts recorded to foreign currency translation within accumulated other comprehensive loss will remain there until the net investment is disposed of. The amount recorded within the foreign currency translation adjustment included in accumulated other comprehensive loss on the Consolidated Balance Sheet decreased shareholders' equity by $15 million, $20 million and $5 million net of tax at January 31, 2009, February 2, 2008 and February 3, 2007, respectively. The effect on the Consolidated Statements of Operations related to the net investments hedges was $3 million of expense for 2008, $1 million of income for 2007, and $3 million of income for 2006.

Derivative Holdings Designated as Non-Hedges

The Company mitigates the effect of fluctuating foreign exchange rates on the reporting of foreign currency denominated earnings by entering into a variety of derivative instruments including option currency contracts. Changes in the fair value of these foreign currency option contracts, which are designated as non-hedges, are recorded in earnings immediately. The realized gains, premiums paid and changes in the fair market value recorded in the Consolidated Statements of Operations was $4 million of income for the year ended January 31, 2009 and was not significant for the years ended February 2, 2008 and February 3, 2007.

The Company also enters into forward foreign exchange contracts to hedge foreign-currency denominated merchandise purchases and intercompany transactions. Net changes in the fair value of foreign exchange derivative financial instruments designated as non-hedges were substantially offset by the changes in value of the underlying transactions, which were recorded in selling, general and administrative expenses. The amount recorded for all the periods presented was not significant.

During 2008, the Company entered into a series of monthly diesel fuel forward contracts to mitigate a portion of the Company's freight expense due to the variability caused by fuel surcharges imposed by our third-party freight carriers. The notional value of the contracts outstanding as of January 31, 2009 was $2 million and these contracts extend through November 2009. Changes in the fair value of these contracts are recorded in earnings immediately. The effect was not significant for the year ended January 31, 2009.

Foreign Currency Exchange Rates

The table below presents the fair value, notional amounts, and weighted-average exchange rates of foreign exchange forward and option contracts outstanding at January 31, 2009.

	Fair Value (U.S. in millions)	Contract Value (U.S. in millions)	Weighted-Average Exchange Rate
Inventory			
Buy €/Sell British £	$ 3	$33	0.8296
Buy US/Sell €	—	9	0.7424
Intercompany			
Buy US/Sell €	$—	$ 4	0.7092
Buy €/Sell British £	1	17	0.8311
Buy €/Sell SEK	—	1	10.6350
Buy US/Sell CAD$	—	4	1.2161

Interest Rate Risk Management

The Company has employed various interest rate swaps to minimize its exposure to interest rate fluctuations. These swaps have been designated as a fair value hedge of the changes in fair value of $100 million of the Company's 8.50 percent debentures payable in 2022 attributable to changes in interest rates and effectively converted the interest rate on the debentures from 8.50 percent to a 1-month variable rate of LIBOR plus 3.45 percent. On March 20, 2009, the Company terminated its interest rate swaps for a gain of approximately $20 million. This gain will be amortized as part of interest expense over the remaining term of the debt using the effective-yield method.

The following table presents the Company's interest rate derivatives outstanding as of each of the respective years:

	2008	2007	2006
		(in millions)	
Interest Rate Swaps:			
Fixed to Variable ($US) — notional amount	$ 100	$ 100	$ 100
Average pay rate	4.87%	6.22%	8.53%
Average receive rate	8.50%	8.50%	8.50%
Variable to variable ($US) — notional amount	$ 100	$ 100	$ 100
Average pay rate	0.67%	3.39%	5.57%
Average receive rate	1.66%	3.02%	5.32%

Interest Rates

The Company's major exposure to interest rate risk relates to changes in short-term investment interest rates, both in the United States and Europe. The Company's 8.50 percent debentures are payable in 2022.

Fair Value of Financial Instruments

The carrying value and estimated fair value of long-term debt was $142 million and $120 million, respectively, at January 31, 2009 and $221 million and $216 million, respectively, at February 2, 2008. The carrying value and estimated fair value of the Northern Group note was $14 million at February 2, 2008. The Northern Group note was fully impaired during 2008. The carrying values of cash and cash equivalents, other short-term investments and other current receivables and payables approximate their fair value.

Business Risk

The retailing business is highly competitive. Price, quality, selection of merchandise, reputation, store location, advertising and customer service are important competitive factors in the Company's business. The Company operates in 21 countries and purchased approximately 80 percent of its merchandise in 2008 from its top 5 vendors. In 2008, the Company purchased approximately 64 percent of its athletic merchandise from one major vendor and approximately 9 percent from another major vendor. Each of our operating divisions is highly dependent on Nike; they individually purchase 44 to 78 percent of their merchandise from Nike. The Company generally considers all vendor relations to be satisfactory.

Included in the Company's Consolidated Balance Sheet as of January 31, 2009, are the net assets of the Company's European operations, which total $545 million and which are located in 17 countries, 11 of which have adopted the euro as their functional currency.

23. Fair Value Measurements

On February 3, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS No.157"). SFAS No. 157 provides a single definition of fair value and a common framework for measuring fair value as well as new disclosure requirements for fair value measurements used in financial statements. Under SFAS No. 157, fair value is determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs. SFAS No. 157 also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions.

In February 2008, the FASB issued FSP FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" ("FSP FAS 157-1"). FSP FAS 157-1 amended SFAS No. 157 to exclude from its scope SFAS No. 13, "Accounting for Leases," and its related interpretive accounting pronouncements that address leasing transactions. Also in February 2008, the FASB issued FSP FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"). FSP FAS 157-2 amended SFAS No. 157 to defer the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually until fiscal years beginning after November 15, 2008. The Company is currently assessing the impact of SFAS No. 157 on its non-financial assets and non-financial liabilities measured at fair value on a nonrecurring basis.

In accordance with SFAS No. 157, fair value measurements are classified under the following hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

Level 3 – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

The following table provides a summary of the recognized assets and liabilities that are measured at fair value on a recurring basis as of January 31, 2009:

(in millions)	Level 1	Level 2	Level 3
Assets			
Cash equivalents	$307	$—	$—
Short-term investment	—	—	23
Auction rate security	—	2	—
Forward foreign exchange contracts	—	5	—
Interest rate swaps	—	19	—
Total Assets	$307	$26	$23
Liabilities			
Forward foreign exchange contracts	$ —	$ 1	$—
European net investment hedge	—	24	—
Total Liabilities	$ —	$25	$—

As of January 31, 2009, the Company had $385 million of cash and cash equivalents. Cash equivalents, excluding amounts due from third-party credit card processors, total $307 million and their carrying values approximates their fair value due to their short-term nature. At January 31, 2009, the Company's auction rate security was classified as available-for-sale, and accordingly is reported at fair value. The fair value of the security is determined by review of the underlying security at each reporting period. The Company's derivative financial instruments are valued using market-based inputs to valuation models. These valuation models require a variety of inputs, including contractual terms, market prices, yield curves, and measures of volatility.

The following table is a reconciliation of financial assets and liabilities measured at fair value on a recurring basis classified as Level 3, for the year ended January 31, 2009:

(in millions)	Level 3
Balance at February 3, 2008	$ 15
Total balance of Reserve International Liquidity Fund reclassified from Level 1 to Level 3, net of redemptions received	26
Total impairment charges included in the statements of operations	(18)
Balance at January 31, 2009	$ 23

The Company has determined that its note receivable from the Northern Group should be classified within Level 3 of the fair value hierarchy. During the first quarter of 2008, the Company determined that the value of the Northern Group note receivable was impaired; accordingly, a charge of $15 million was recorded reducing the fair value to zero. This assessment was based upon management's review of Northern Group's financial condition.

Additionally, the Company's Level 3 assets include an investment in a money market fund, which is classified in short-term investments. The Company assessed the fair value of its investment in the Reserve International Liquidity Fund, Ltd. (the "Fund") and their underlying securities. Based on this assessment, the Company recorded an impairment charge of $3 million, incorporating the valuation at zero for debt securities of Lehman Brothers. The Company has reclassified its investment in shares of the Fund from Level 1 to Level 3 of the fair value hierarchy due to the inherent subjectivity and significant judgment related to the fair value of the shares of the Fund and their underlying securities. Changes in market conditions and the method and timing of the liquidation process of the Fund could result in further adjustments to the fair value and classifications of this investment.

24. Retirement Plans and Other Benefits

Pension and Other Postretirement Plans

The Company has defined benefit pension plans covering most of its North American employees, which are funded in accordance with the provisions of the laws where the plans are in effect. In addition to providing pension benefits, the Company sponsors postretirement medical and life insurance plans, which are available to most of its retired U.S. employees. These plans are contributory and are not funded. The measurement date of the assets and liabilities is the last day of the fiscal year.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans- An Amendment of FASB Statements No. 87, 88, 106, and 132(R)," ("SFAS No. 158"). This standard requires an employer to: recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year (with limited exceptions); and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in accumulated comprehensive loss. The initial effect of the standard, due to unrecognized prior service cost and net actuarial gains or losses, as well as subsequent changes in the funded status, is recognized as a component of accumulated comprehensive income/loss within shareholders' equity. Additional minimum pension liabilities and related intangible assets are derecognized upon the adoption of SFAS No. 158. The Company adopted this standard as of February 3, 2007.

The following tables set forth the plans' changes in benefit obligations and plan assets, funded status and amounts recognized in the Consolidated Balance Sheets, measured at January 31, 2009 and February 2, 2008:

	Pension Benefits		Postretirement Benefits	
	2008	2007	2008	2007
	(in millions)			
Change in benefit obligation				
Benefit obligation at beginning of year	$ 649	$662	$ 10	$ 13
Service cost	10	10	—	—
Interest cost	36	36	1	—
Plan participants' contributions	—	—	4	4
Actuarial gain	(15)	(13)	(2)	(2)
Foreign currency translation adjustments	(18)	15	—	—
Plan amendment	—	—	3	—
Benefits paid	(58)	(61)	(4)	(5)
Benefit obligation at end of year	$ 604	$649	$ 12	$ 10
Change in plan assets				
Fair value of plan assets at beginning of year	$ 611	$ 647		
Actual return on plan assets	(127)	9		
Employer contribution	8	2		
Foreign currency translation adjustments	(16)	14		
Benefits paid	(58)	(61)		
Fair value of plan assets at end of year	$ 418	$ 611		
Funded status	$(186)	$ (38)	$(12)	$(10)
Balance Sheet caption reported in:				
Accrued and other liabilities	(3)	(3)	(1)	(1)
Other liabilities	(183)	(35)	(11)	(9)
	$(186)	$ (38)	$(12)	$(10)

At January 31, 2009 and February 2, 2008, the aggregate amount of accumulated benefit obligations, which exceed plan assets, totaled $603 million and $648 million, respectively, representing both the qualified and non qualified pension plans.

The following tables set forth the changes in accumulated other comprehensive loss (pre-tax) at January 31, 2009:

	Pension Benefits	Postretirement Benefits
	(in millions)	
Net actuarial loss (gain) at beginning of year	$305	$(47)
Amortization of net (loss) gain	(11)	8
Loss (gain) arising during the year	164	(2)
Translation loss	(10)	—
Net actuarial loss (gain) at end of year	$448	$(41)
Net prior service cost (benefit) at beginning of year	$ 3	$ (6)
Amortization of prior service (cost) benefit	(1)	3
Net prior service cost (benefit) at end of year	$ 2	$ (3)
Total amount recognized	$450	$(44)

The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit cost (income) during the next year are as follows:

	Pension	Postretirement Benefits	Total
		(in millions)	
Amortization of prior service cost (benefit)	$ 1	$—	$1
Amortization of net loss (gain)	$13	$ (7)	$6

The following weighted-average assumptions were used to determine the benefit obligations under the plans:

	Pension Benefits		Postretirement Benefits	
	2008	2007	2008	2007
Discount rate	6.22%	5.84%	6.20%	6.10%
Rate of compensation increase	3.72%	3.72%		

The components of net benefit expense (income) are:

	Pension Benefits			Postretirement Benefits		
	2008	2007	2006	2008	2007	2006
			(in millions)			
Service cost	$ 10	$ 10	$ 10	$—	$—	$ —
Interest cost	36	36	36	1	—	1
Expected return on plan assets	(53)	(56)	(56)	—	—	—
Amortization of prior service cost (benefit)	1	1	1	—	(1)	(1)
Amortization of net loss (gain)	11	11	12	(8)	(8)	(10)
Net benefit expense (income)	$ 5	$ 2	$ 3	$ (7)	$ (9)	$(10)

The following weighted-average assumptions were used to determine net benefit cost:

	Pension Benefits			Postretirement Benefits		
	2008	2007	2006	2008	2007	2006
Discount rate	5.88%	5.66%	5.44%	6.10%	5.80%	5.50%
Rate of compensation increase	3.72%	3.75%	3.76%			
Expected long-term rate of return on assets	8.17%	8.85%	8.87%			

Beginning with 2001, new retirees were charged the expected full cost of the medical plan and then-existing retirees will incur 100 percent of the expected future increases in medical plan costs. Any changes in the health care cost trend rates assumed would not affect the accumulated benefit obligation or net benefit income, since retirees will incur 100 percent of such expected future increases.

The Company's pension plan weighted-average asset allocations at January 31, 2009 and February 2, 2008 by asset category are as follows:

	2008	2007
Asset Category		
Equity securities	46%	55%
Foot Locker, Inc. common stock	1%	1%
Debt securities	51%	42%
Real estate	2%	1%
Other	—%	1%
Total	**100%**	**100%**

The expected long-term rate of return on invested plan assets is based on historical long-term performance and future expected performance of those assets based upon current asset allocations.

The U.S. defined benefit plan held 396,000 shares of Foot Locker, Inc. common stock as of January 31, 2009 and February 2, 2008. Currently, the target composition of the U.S. plan assets is 65 percent equity and 35 percent fixed income securities, although the Company may alter the targets from time to time depending on market conditions and the funding requirements of the pension plan. Due to market conditions and other factors, actual asset allocations may vary from the target allocation outlined above. The Company believes that plan assets are invested in a prudent manner with an objective of providing a total return that, over the long term, provides sufficient assets to fund benefit obligations, taking into account the Company's expected contributions and the level of risk deemed appropriate. The Company's investment strategy is to utilize asset classes with differing rates of return, volatility and correlation to reduce risk by providing diversification relative to equities. Diversification within asset classes is also utilized to reduce the effect that the return of any single investment may have on the entire portfolio. The Company has contributed $8 million to its U.S. plan in February 2009. Due to the pension plan asset performance experienced for the year ended January 31, 2009, the Company may make additional contributions during 2009 to its U.S. qualified pension plan. The Company is in the process of evaluating the amount and timing of the contribution. The contribution amount will depend on the plan asset performance for the balance of the year and any statutory or regulatory changes that may occur.

In late January 2008, the Company modified the actual asset allocations for its Canadian pension plan. Effective with the beginning of 2008, the target allocation for the Canadian plan is 95 percent debt securities and 5 percent equity. The bond portfolio is comprised of government and corporate bonds chosen to match the pension plan's benefit payment obligations. This change will reduce future volatility with regard to the funded status of the plan. This change will, however, result in higher pension expense due to the lower long-term rate of return associated with debt securities. In 2008, the Company contributed $6 million to its Canadian qualified pension plan. The amount contributed to the Canadian plan in February 2009 was approximately $3 million.

Estimated future benefit payments for each of the next five years and the five years thereafter are as follows:

	Pension Benefits	Postretirement Benefits
	(in millions)	
2009	$ 64	$1
2010	60	2
2011	58	1
2012	57	1
2013	55	1
2014–2018	251	4

In February 2007, the Company and its U.S. pension plan, the Foot Locker Retirement Plan, were named as defendants in a class action in federal court in New York. The Complaint alleged that the Company's pension plan violated the Employee Retirement Income Security Act of 1974, including, without limitation, its age discrimination and notice provisions, as a result of the Company's conversion of its defined benefit plan to a defined benefit pension plan with a cash balance feature in 1996. The Company is defending the action vigorously.

Savings Plans

The Company has two qualified savings plans, a 401(k) Plan that is available to employees whose primary place of employment is the U.S., and an 1165 (e) Plan, which began during 2004 that is available to employees whose primary place of employment is in Puerto Rico. Both plans require that the employees have attained at least the age of twenty-one and have completed one year of service consisting of at least 1,000 hours. The savings plans allow eligible employees to contribute up to 40 percent and $9,000 as of January 1, 2009, for the U.S. and Puerto Rico plans, respectively, of their compensation on a pre-tax basis. The Company matches 25 percent of the first 4 percent of the employees' contributions with Company stock and such matching Company contributions are vested incrementally over 5 years for both plans. The charge to operations for the Company's matching contribution was $2.2 million, $1.8 million, and $1.9 million in 2008, 2007, and 2006, respectively.

25. Share-Based Compensation

Stock Options

On May 30, 2007, the Company's shareholders approved the Company's 2007 Stock Incentive Plan (the "2007 Stock Plan"). Upon approval of the 2007 Stock Plan, the Company stated it would no longer make stock awards under the 2003 Stock Option and Award Plan (the "2003 Stock Option Plan"), the 1998 Stock Option and Award Plan (the "1998 Plan"), and the 2002 Foot Locker Directors' Stock Plan (the "2002 Directors' Plan"), although awards previously made under those plans and outstanding on May 30, 2007 continue in effect governed by the provisions of those plans.

Under the 2007 Stock Plan, stock options, restricted stock, stock appreciation rights (SARs), or other stock-based awards may be granted to officers and other employees of the Company, including our subsidiaries and operating divisions worldwide. Nonemployee directors are also eligible to receive awards under this plan. Options for employees become exercisable in substantially equal annual installments over a three-year period, beginning with the first anniversary of the date of grant of the option, unless a shorter or longer duration is established at the time of the option grant. Options for nonemployee directors become exercisable one year from the date of grant. The maximum number of shares of stock reserved for all awards under the 2007 Stock Plan is 6,000,000. The number of shares reserved for issuance as restricted stock and other stock-based awards cannot exceed 1,500,000 shares. The options terminate up to ten years from the date of grant.

Under the Company's 2003 Stock Option Plan and the 1998 Plan, options to purchase shares of common stock were granted to officers and other employees at not less than the market price on the date of grant. Under these plans, the Company was authorized to grant to officers and other employees, including those at the subsidiary level, stock options, SARs, restricted stock or other stock-based awards. Generally, one-third of each stock option grant becomes exercisable on each of the first three anniversary dates of the date of grant. The options terminate up to 10 years from the date of grant.

The 2002 Directors' Plan replaced both the Directors' Stock Plan, which was adopted in 1996, and the Directors' Stock Option Plan, which was adopted in 2000. No further grants or awards may be made under either of the prior plans. Options granted prior to 2003 have a three-year vesting schedule. Options granted beginning in 2003 become exercisable one year from the date of grant.

In addition, options to purchase shares of common stock remain outstanding under the Company's 1995 Stock Option and Award Plan (the "1995 Plan"). The 1995 Plan is substantially the same as the 1998 Plan. As of March 8, 2005 no further awards may be made under the 1995 Plan.

Employee Stock Purchase Plan

Under the Company's 2003 Employees Stock Purchase Plan (the "2003 Employee Stock Purchase Plan"), participating employees are able to contribute up to 10 percent of their annual compensation through payroll deductions to acquire shares of the Company's common stock at 85 percent of the lower market price on one of two specified dates in each plan year. Under the 2003 Employee Stock Purchase Plan, 3,000,000 shares of common stock are authorized for purchase beginning June 2005. Of the 3,000,000 shares of common stock authorized for purchase under this plan, 587 participating employees purchased 96,800 shares in 2008, and 723 participating employees purchased 98,449 shares in 2007. To date, a total of 537,725 shares have been purchased under this plan.

Valuation Model and Assumptions

The Company uses a Black-Scholes option-pricing model to estimate the fair value of share-based awards under SFAS No. 123(R). The Black-Scholes option-pricing model incorporates various and highly subjective assumptions, including expected term and expected volatility.

The Company estimates the expected term of share-based awards granted using the Company's historical exercise and post-vesting employment termination patterns, which it believes are representative of future behavior. The expected term for the Company's employee stock purchase plan valuation is based on the length of each purchase period as measured at the beginning of the offering period, which is one year. The Company estimates the expected volatility of its common stock at the grant date using a weighted-average of the Company's historical volatility and implied volatility from traded options on the Company's common stock. The Company believes that the combination of historical volatility and implied volatility provides a better estimate of future stock price volatility. The risk-free interest rate assumption is determined using the Federal Reserve nominal rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued. The expected dividend yield is derived from the Company's historical experience. Additionally, SFAS No. 123(R) requires the Company to estimate pre-vesting option forfeitures at the time of grant and periodically revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company records stock-based compensation expense only for those awards expected to vest using an estimated forfeiture rate based on its historical pre-vesting forfeiture data.

Compensation expense related to the Company's stock option and stock purchase plans was $3.6 million, $4.5 million and $6.3 million for 2008, 2007, and 2006, respectively. The following table shows the Company's assumptions used to compute the stock-based compensation expense:

	Stock Option Plans			Stock Purchase Plan		
	2008	2007	2006	2008	2007	2006
Weighted-average risk free rate of interest	2.43%	4.43%	4.68%	4.16%	5.00%	4.39%
Expected volatility	37%	28%	30%	27%	22%	22%
Weighted-average expected award life	4.6 years	4.2 years	4.0 years	1.0 year	1.0 year	1.0 year
Dividend yield	5.1%	2.3%	1.5%	2.8%	2.0%	1.4%
Weighted-average fair value	$2.49	$5.28	$6.36	$7.80	$4.96	$4.71

The information set forth in the following table covers options granted under the Company's stock option plans:

	2008		2007		2006	
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
	(in thousands, except prices per share)					
Options outstanding at beginning of year	5,977	$ 19.57	6,048	$ 19.15	5,962	$18.45
Granted	588	$ 11.73	778	$22.38	858	$23.98
Exercised	(81)	$ 9.76	(474)	$15.29	(459)	$15.12
Expired or cancelled	(404)	$24.12	(375)	$23.99	(313)	$24.83
Options outstanding at end of year	6,080	$18.64	5,977	$ 19.57	6,048	$ 19.15
Options exercisable at end of year	4,812	$18.89	4,530	$18.27	4,455	$16.94
Options available for future grant at end of year	4,890		5,804		4,931	

The total intrinsic value of options exercised in 2008 was not significant and in 2007 was $2.7 million. The aggregate intrinsic value for stock options outstanding and for stock options exercisable as of January 31, 2009 was not significant. The intrinsic value for stock options outstanding and exercisable is calculated as the difference between the fair market value as the end of the period and the exercise price of the shares. The Company received $0.8 million and $6.9 million in cash from option exercises for 2008 and 2007, respectively. The tax benefit realized by the Company on the stock option exercises for 2008 was not significant.

The following table summarizes information about stock options outstanding and exercisable at January 31, 2009:

Range of Exercise Prices	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
	(in thousands, except prices per share)				
$4.53 to $11.91	1,871	4.54	$ 11.05	1,314	$ 10.81
$12.30 to $23.42	2,019	4.98	$ 17.99	1,536	$ 16.81
$23.59 to $26.87	1,529	5.73	$ 24.79	1,301	$ 24.92
$27.01 to $28.50	661	5.62	$ 27.90	661	$ 27.90
$4.53 to $28.50	6,080	5.10	$ 18.64	4,812	$ 18.89

Changes in the Company's nonvested options at January 31, 2009 are summarized as follows:

	Number of Shares	Weighted-Average Grant-Date Fair Value per Share
	(in thousands)	
Nonvested at February 3, 2008	1,447	$ 23.65
Granted	588	11.73
Vested	(363)	24.57
Expired or Cancelled	(404)	24.12
Nonvested at January 31, 2009	1,268	17.71

As of January 31, 2009, there was $1.3 million of total unrecognized compensation cost related to nonvested stock options, which is expected to be recognized over a weighted-average period of approximately 1 year.

Restricted Shares and Units

Restricted shares of the Company's common stock may be awarded to officers and key employees of the Company. For executives outside of the United States, the Company issues restricted stock units. Each restricted stock unit represents the right to receive one share of the Company's common stock, provided that the vesting conditions are satisfied. In 2008, 2007 and 2006, there were 87,500, 90,000 and 20,000 restricted stock units outstanding, respectively. Compensation expense is recognized using the fair market value at the date of grant and is amortized over the vesting period, provided the recipient continues to be employed by the Company. These awards fully vest after the passage of time, generally three years. Restricted stock is considered outstanding at the time of grant, as the holders of restricted stock are entitled to receive dividends and have voting rights.

Restricted shares and units activity for the years ended January 31, 2009, February 2, 2008, and February 3, 2007 is summarized as follows:

	Number of Shares and Units		
	2008	2007	2006
	(in thousands)		
Outstanding at beginning of the year	810	537	1,041
Granted	243	583	157
Vested	(109)	(285)	(600)
Cancelled or forfeited	(100)	(25)	(61)
Outstanding at end of year	844	810	537
Aggregate value (in millions)	$ 16.7	$ 19.0	$ 13.6
Weighted average remaining contractual life	1.28 years	1.77 years	0.93 years

The weighted average grant-date fair value per share was $11.79, $22.95, and $24.08 for 2008, 2007, and 2006, respectively. The total value of awards for which restrictions lapsed during the year-ended January 31, 2009, February 2, 2008, and February 3, 2007 was $2.7 million, $7.3 million and $6.7 million, respectively. As of January 31, 2009, there was $6.5 million of total unrecognized compensation cost, related to nonvested restricted stock awards. The Company recorded compensation expense related to restricted shares, net of forfeitures, of $5.0 million in 2008, $5.6 million in 2007 and $4.0 million in 2006.

26. Legal Proceedings

Legal proceedings pending against the Company or its consolidated subsidiaries consist of ordinary, routine litigation, including administrative proceedings, incidental to the business of the Company, as well as litigation incidental to the sale and disposition of businesses that have occurred in past years. These legal proceedings include commercial, intellectual property, customer, and labor-and-employment-related claims. Certain of the Company's subsidiaries are defendants in a number of lawsuits filed in state and federal courts containing various class action allegations under state wage and hour laws, including allegations concerning classification of employees as exempt or nonexempt, unpaid overtime, meal and rest breaks, and uniforms. Management does not believe that the outcome of such proceedings would have a material adverse effect on the Company's consolidated financial position, liquidity, or results of operations, taken as a whole.

27. Commitments

In connection with the sale of various businesses and assets, the Company may be obligated for certain lease commitments transferred to third parties and pursuant to certain normal representations, warranties, or indemnifications entered into with the purchasers of such businesses or assets. Although the maximum potential amounts for such obligations cannot be readily determined, management believes that the resolution of such contingencies will not have a material effect on the Company's consolidated financial position, liquidity, or results of operations. The Company is also operating certain stores and making rental payments for which lease agreements are in the process of being negotiated with landlords. Although there is no contractual commitment to make these payments, it is likely that a lease will be executed.

The Company does not have any off-balance sheet financing, other than operating leases entered into in the normal course of business and disclosed above, or unconsolidated special purpose entities. The Company does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, including variable interest entities.

28. Shareholder Information and Market Prices (Unaudited)

Foot Locker, Inc. common stock is listed on The New York Stock Exchange as well as on the böerse-stuttgart stock exchange in Germany and the Elektronische Börse Schweiz (EBS) stock exchange in Switzerland. In addition, the stock is traded on the Cincinnati stock exchange.

As of January 31, 2009, the Company had 21,749 shareholders of record owning 154,917,700 common shares. During 2008 and 2007, the Company declared quarterly dividends of $0.15 and $0.125 per share during each of the quarters, respectively.

The following table sets forth, for the period indicated, the intra-day high and low sales prices for the Company's common stock:

	2008		2007	
	High	**Low**	**High**	**Low**
Common Stock Quarter				
1st Q	$13.90	$10.39	$24.78	$21.28
2nd Q	15.43	11.40	24.15	17.00
3rd Q	18.19	10.12	17.60	13.70
4th Q	14.79	3.65	15.14	9.05

29. Quarterly Results (Unaudited)

	1st Q	2nd Q	3rd Q	4th Q[a]	Year[a]
	(in millions, except per share amounts)				
Sales					
2008	$1,309	1,302	1,309	1,317	5,237
2007	1,316	1,283	1,356	1,482	5,437
Gross margin[b]					
2008	$ 366	361	355	378	1,460
2007	360	302	381	377	1,420
Operating profit (loss)[c]					
2008	$ 16	28	33	(180)[d]	(103)
2007	27	(28)	(58)	9 [d]	(50)
Income (loss) from continuing operations					
2008	$ 3	18	24	(124)	(79)
2007	17	(18)	(34)	78 [e]	43
Net income (loss)					
2008	$ 3	18	24	(125)	(80)
2007	17	(18)	(33)	79	45
Basic earnings (loss) per share:					
2008					
Income (loss) from continuing operations	$ 0.02	0.11	0.16	(0.81)	(0.52)
Income from discontinued operations	—	—	—	—	—
Net income (loss)	0.02	0.11	0.16	(0.81)	(0.52)
2007					
Income (loss) from continuing operations	$ 0.11	(0.12)	(0.22)	0.51	0.29
Income from discontinued operations	—	—	—	0.01	0.01
Net income (loss)	0.11	(0.12)	(0.22)	0.52	0.30
Diluted earnings (loss) per share:					
2008					
Income (loss) from continuing operations	$ 0.02	0.11	0.16	(0.81)	(0.52)
Income from discontinued operations	—	—	—	—	—
Net income (loss)	0.02	0.11	0.16	(0.81)	(0.52)
2007					
Income (loss) from continuing operations	$ 0.11	(0.12)	(0.22)	0.50	0.28
Income from discontinued operations	—	—	—	0.01	0.01
Net income (loss)	0.11	(0.12)	(0.22)	0.51	0.29

(a) The 2007 results have been corrected to reflect an immaterial revision to its fourth quarter and full year 2007 results in accordance with Staff Accounting Bulletin 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." See note 2.

(b) Gross margin represents sales less cost of sales.

(c) Operating profit (loss) represents income (loss) from continuing operations before income taxes, interest expense, net and non-operating income.

(d) During the fourth quarter of 2008, the Company recorded $236 million in impairment charges representing $67 million of store long-lived assets and $169 million of goodwill and other intangibles. During the fourth quarter of 2007, the Company recognized an additional impairment charge of $22 million reflecting the continued downturn of the U.S. formats. The projected cash flows used in the third quarter impairment analysis were significantly reduced reflecting the poor performance during the fourth quarter and the expected continued difficult retail environment.

(e) Net income includes an income tax benefit of $62 million representing a reduction of a Canadian income tax valuation allowance primarily related to income tax deductions that the Company now expects will be utilized.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

The selected financial data below should be read in conjunction with the Consolidated Financial Statements and the notes thereto and other information contained elsewhere in this report.

($ in millions, except per share amounts)	2008	2007[1]	2006[2]	2005	2004
Summary of Continuing Operations					
Sales	$ 5,237	5,437	5,750	5,653	5,355
Gross margin[3]	1,460	1,420	1,736	1,709	1,633
Selling, general and administrative expenses	1,174	1,176	1,163	1,129	1,090
Impairment charges and store closing program costs	259	128	17	—	—
Depreciation and amortization[3]	130	166	175	171	154
Interest expense, net	5	1	3	10	15
Other income	(8)	(1)	(14)	(6)	—
Income (loss) from continuing operations	(79)	43	247	263	255
Cumulative effect of accounting change[4]	—	—	1	—	—
Basic earnings per share from continuing operations	(0.52)	0.29	1.59	1.70	1.69
Basic earnings per share from cumulative effect of accounting change	—	—	0.01	—	—
Diluted earnings per share from continuing operations	(0.52)	0.28	1.58	1.67	1.64
Diluted earnings per share from cumulative effect of accounting change	—	—	—	—	—
Common stock dividends declared per share	0.60	0.50	0.40	0.32	0.26
Weighted-average common shares outstanding (in millions)	154.0	154.0	155.0	155.1	150.9
Weighted-average common shares outstanding assuming dilution (in millions)	154.0	155.6	156.8	157.6	157.1
Financial Condition					
Cash, cash equivalents and short-term investments	$ 408	493	470	587	492
Merchandise inventories	1,120	1,281	1,303	1,254	1,151
Property and equipment, net[5]	432	521	654	675	715
Total assets[5]	2,877	3,243	3,249	3,312	3,237
Short-term debt	—	—	—	—	—
Long-term debt and obligations under capital leases	142	221	234	326	365
Total shareholders' equity	1,924	2,261	2,295	2,027	1,830
Financial Ratios					
Return on equity (ROE)	(3.8)%	1.6	11.5	13.6	15.9
Operating (loss) profit margin	(2.0)%	(0.9)	6.6	7.2	7.3
Income (loss) from continuing operations as a percentage of sales	(1.5)%	0.8	4.3	4.7	4.8
Net debt capitalization percent[6]	46.7%	45.1	44.4	45.2	50.4
Net debt capitalization percent (without present value of operating leases)[6]	—	—	—	—	—
Current ratio	4.2	4.0	3.9	2.8	2.7
Other Data					
Capital expenditures	$ 146	148	165	155	156
Number of stores at year end	3,641	3,785	3,942	3,921	3,967
Total selling square footage at year end (in millions)	8.09	8.50	8.74	8.71	8.89
Total gross square footage at year end (in millions)	13.50	14.12	14.55	14.48	14.78

(1) The 2007 results have been corrected to reflect an immaterial revision to its fourth quarter and full year 2007 results in accordance with Staff Accounting Bulletin 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." See note 2.

(2) 2006 represents the 53 weeks ended February 3, 2007.

(3) Gross margin and depreciation expense include the effects of the reclassification of tenant allowances as deferred credits, which are amortized as a reduction of rent expense as a component of costs of sales. Gross margin was reduced by $5 million in 2004 and accordingly, depreciation expense was increased by the corresponding amount.

(4) 2006 relates to the adoption of SFAS No. 123(R), "Share-Based Payment."

(5) Property and equipment, net and total assets include the reclassification of tenant allowances as deferred credits, which were previously recorded as a reduction to the cost of property and equipment, and are now classified as part of the deferred rent liability. Property and equipment, net and total assets were increased by $22 million in 2004.

(6) Represents total debt, net of cash, cash equivalents and short-term investments and includes the effect of interest rate swaps. The effect of interest rate swaps increased/ (decreased) debt by $19 million, $4 million, $(4) million, $(1) million, and $4 million, at January 31, 2009, February 2, 2008, February 3, 2007, January 28, 2006, and January 29, 2005, respectively.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There were no disagreements between the Company and its independent registered public accounting firm on matters of accounting principles or practices.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures.

The Company's management performed an evaluation under the supervision and with the participation of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), and completed an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of January 31, 2009. Based on that evaluation, the Company's CEO and CFO concluded that, due to a material weakness in internal control over financial reporting described below in Management's Annual Report on Internal Control over Financial Reporting, the Company's disclosure controls and procedures were not effective to ensure that information relating to the Company that is required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC rules and form, and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

In light of this material weakness, in preparing the consolidated financial statements as of and for the fiscal year ended January 31, 2009, the Company performed additional reconciliations and analyses and other post-closing procedures designed to ensure that our consolidated financial statements included in this Annual Report for the fiscal year ended January 31, 2009 have been prepared in accordance with generally accepted accounting principles. The Company's CEO and CFO have certified that, based on their knowledge, the consolidated financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for each of the periods presented in this report.

(b) Management's Annual Report on Internal Control over Financial Reporting.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as that term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). To evaluate the effectiveness of the Company's internal control over financial reporting, the Company uses the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework"). Using the COSO Framework, the Company's management, including the CEO and CFO, evaluated the Company's internal control over financial reporting. During this evaluation, management identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the following material weakness, management has concluded that our internal control over financial reporting was not effective as of January 31, 2009 based upon the COSO Framework.

The Company's processes, procedures and controls related to financial reporting were not effective to ensure that amounts related to current taxes payable, certain deferred tax assets and liabilities, the current and deferred income tax expense were recorded in accordance with generally accepted accounting principles. Specifically, the Company did not maintain effective controls over the preparation and review of the calculations and related supporting documentation for the tax accounts noted above. As a result, there were errors in the aforementioned tax accounts in the preliminary consolidated financial statements that were corrected prior to issuance of the Company's consolidated financial statements.

KPMG LLP, the independent registered public accounting firm that audits the Company's consolidated financial statements included in this annual report, has issued an attestation report on the Company's effectiveness of internal control over financial reporting, which is included in Item 9A(e).

(c) Changes in Internal Control over Financial Reporting.

During the Company's last fiscal quarter there were no changes in internal control over financial reporting that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

(d) Remediation Plan for Material Weakness in Internal Control Over Financial Reporting.

In response to the identified material weaknesses, management has identified several enhancements to the Company's internal control over financial reporting to remediate the material weakness described above. These ongoing efforts include the following:

- Enhancing procedures for quality review and analysis of the provision for income tax.
- Accelerating certain year end tax analysis and reporting activities to periods earlier in the year in order to provide additional analysis and reconciliation time.
- Identifying opportunities to automate the tax provision process including software tools that would reduce the number of manual spreadsheets that are used to calculate the income tax provision on a quarterly and annual basis.
- Evaluating the need for additional resources in the preparation and review of the provision of income taxes.

We anticipate the actions described above and resulting improvements in controls will strengthen our internal control over financial reporting and will, over time, address the related material weakness that we identified as of January 31, 2009. However, because the remedial actions relate to the training of personnel and many of the controls in our system of internal controls rely extensively on manual review and approval, the successful operations of these controls, for at least several quarters, may be required prior to management being able to conclude that the material weakness has been remediated.

(e) Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of
Foot Locker, Inc.:

We have audited Foot Locker, Inc.'s internal control over financial reporting as of January 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Foot Locker, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting (Item 9A(b)). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to income taxes has been identified and included in management's assessment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), consolidated balance sheets of Foot locker, Inc. and subsidiaries as of January 31, 2009 and February 2, 2008, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the years in the three year period ended January 31, 2009. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended January 31, 2009, and this report does not affect our report dated March 30, 2009, which expressed an unqualified opinion on these consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of January 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

New York, New York
March 30, 2009

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

(a) Directors of the Company

Information relative to directors of the Company is set forth under the section captioned "Proposal 1- Election of Directors" in the Proxy Statement and is incorporated herein by reference.

(b) Executive Officers of the Company

Information with respect to executive officers of the Company is set forth immediately following Item 4 in Part I.

(c) Information with respect to compliance with Section 16(a) of the Securities Exchange Act of 1934 is set forth under the section captioned "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement and is incorporated herein by reference.

(d) Information on our audit committee and the audit committee financial expert is contained in the Proxy Statement under the section captioned "Committees of the Board of Directors" and is incorporated herein by reference.

(e) Information about the Code of Business Conduct governing our employees, including our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and the Board of Directors, is set forth under the heading "Code of Business Conduct" under the Corporate Governance Information section of the Proxy Statement and is incorporated herein by reference.

Item 11. Executive Compensation

Information set forth in the Proxy Statement beginning with the section captioned "Directors Compensation and Benefits" through and including the section captioned "Pension Benefits" is incorporated herein by reference, and information set forth in the Proxy Statement under the heading "Compensation Committee Interlocks and Insider Participation" is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information set forth in the Proxy Statement under the sections captioned "Equity Compensation Plan Information" and "Beneficial Ownership of the Company's Stock" is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information set forth in the Proxy Statement under the section captioned "Related Person Transactions" and under the section captioned "Directors' Independence" is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information about the principal accountant fees and services is set forth under the section captioned "Audit and Non-Audit Fees" in the Proxy Statement and is incorporated herein by reference. Information about the Audit Committee's pre-approval policies and procedures is set forth in the section captioned "Audit Committee Pre-Approval Policies and Procedures" in the Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1)(a)(2) Financial Statements

The list of financial statements required by this item is set forth in Item 8. "Consolidated Financial Statements and Supplementary Data."

(a)(3) and (c) Exhibits

An index of the exhibits which are required by this item and which are included or incorporated herein by reference in this report appears on pages 72 through 74. The exhibits filed with this report immediately follow the index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOOT LOCKER, INC.

By: [signature]

Matthew D. Serra
Chairman of the Board, President and
Chief Executive Officer

Date: March 30, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on March 30, 2009, by the following persons on behalf of the Company and in the capacities indicated.

[signature]
Matthew D. Serra
Chairman of the Board,
President and
Chief Executive Officer

[signature]
Robert W. McHugh
Senior Vice President and
Chief Financial Officer

/s/ GIOVANNA CIPRIANO
Giovanna Cipriano
Vice President and Chief Accounting Officer

/s/ JAMES E. PRESTON
James E. Preston
Director

/s/ NICHOLAS DIPAOLO
Nicholas DiPaolo
Director

/s/ DAVID Y. SCHWARTZ
David Y. Schwartz
Director

/s/ ALAN D. FELDMAN
Alan D. Feldman
Director

/s/ CHERYL NIDO TURPIN
Cheryl Nido Turpin
Director

/s/ JAROBIN GILBERT JR.
Jarobin Gilbert Jr.
Director

/s/ DONA D. YOUNG
Dona D. Young
Director

/s/ MATTHEW M. MCKENNA
Matthew M. McKenna
Director

FOOT LOCKER, INC.
INDEX OF EXHIBITS REQUIRED
BY ITEM 15 OF FORM 10-K
AND FURNISHED IN ACCORDANCE
WITH ITEM 601 OF REGULATION S-K

Exhibit No. in Item 601 of Regulation S-K	Description
3(i)(a)	Certificate of Incorporation of the Registrant, as filed by the Department of State of the State of New York on April 7, 1989 (incorporated herein by reference to Exhibit 3(i)(a) to the Quarterly Report on Form 10-Q for the quarterly period ended July 26, 1997, filed by the Registrant with the SEC on September 4, 1997 (the "July 26, 1997 Form 10-Q")).
3(i)(b)	Certificates of Amendment of the Certificate of Incorporation of the Registrant, as filed by the Department of State of the State of New York on (a) July 20, 1989, (b) July 24, 1990, (c) July 9, 1997 (incorporated herein by reference to Exhibit 3(i)(b) to the July 26, 1997 Form 10-Q), (d) June 11, 1998 (incorporated herein by reference to Exhibit 4.2(a) of the Registration Statement on Form S-8 (Registration No. 333-62425), and (e) November 1, 2001 (incorporated herein by reference to Exhibit 4.2 to the Registration Statement on Form S-8 (Registration No. 333-74688) previously filed by the Registrant with the SEC).
3(ii)	By-laws of the Registrant, as amended (incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K dated November 19, 2008 filed by the Registrant with the SEC on November 25, 2008).
4.1	The rights of holders of the Registrant's equity securities are defined in the Registrant's Certificate of Incorporation, as amended (incorporated herein by reference to (a) Exhibits 3(i)(a) and 3(i)(b) to the July 26, 1997 Form 10-Q, Exhibit 4.2(a) to the Registration Statement on Form S-8 (Registration No. 333-62425) previously filed by the Registrant with the SEC, and Exhibit 4.2 to the Registration Statement on Form S-8 (Registration No. 333-74688) previously filed by the Registrant with the SEC).
4.2	Indenture dated as of October 10, 1991 (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form S-3 (Registration No. 33-43334) previously filed by the Registrant with the SEC).
4.3	Form of 8-1/2% Debentures due 2022 (incorporated herein by reference to Exhibit 4 to the Registrant's Form 8-K dated January 16, 1992).
10.1	Foot Locker 1995 Stock Option and Award Plan (incorporated herein by reference to Exhibit 10(p) to the Registrant's Annual Report on Form 10-K for the year ended January 28, 1995 filed by the Registrant with the SEC on on April 24, 1995 (the "1994 Form 10-K")).
10.2	Foot Locker 1998 Stock Option and Award Plan (incorporated herein by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended January 31, 1998, filed by the Registrant with the SEC on April 21, 1998).
10.3	Amendment to the Foot Locker 1998 Stock Option and Award Plan (incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the period ended July 29, 2000, filed by the Registrant with the SEC on September 7, 2000 (the "July 29, 2000 Form 10-Q")).
10.4	Executive Supplemental Retirement Plan (incorporated herein by reference to Exhibit 10(d) to the Registration Statement on Form 8-B filed by the Registrant with the SEC on August 7, 1989 (Registration No. 1-10299) (the "8-B Registration Statement")).
10.5	Amendment to the Executive Supplemental Retirement Plan (incorporated herein by reference to Exhibit 10(c)(i) to the 1994 Form 10-K).

Exhibit No. in Item 601 of Regulation S-K	Description
10.6	Amendment to the Executive Supplemental Retirement Plan (incorporated herein by reference to Exhibit 10(d)(ii) to the Annual Report on Form 10-K for the year ended January 27, 1996, filed by the Registrant with the SEC on April 26, 1996 (the "1995 Form 10-K")).
10.7	Supplemental Executive Retirement Plan, as Amended and Restated (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K dated August 13, 2007 filed by the Registrant with the SEC on August 17, 2007).
10.8	Long-Term Incentive Compensation Plan, as amended and restated.*
10.9	Annual Incentive Compensation Plan, as amended and restated (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K dated March 26, 2008 filed by the Registrant on April 1, 2008).
10.10	Form of indemnification agreement, as amended (incorporated herein by reference to Exhibit 10(g) to the 8-B Registration Statement).
10.11	Amendment to form of indemnification agreement (incorporated herein by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the quarterly period ended May 5, 2001 filed by the Registrant with the SEC on June 13, 2001 (the "May 5, 2001 Form 10-Q")).
10.12	Foot Locker Directors Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the July 29, 2000 Form 10-Q).
10.13	Trust Agreement dated as of November 12, 1987 ("Trust Agreement"), between F.W. Woolworth Co. and The Bank of New York, as amended and assumed by the Registrant (incorporated herein by reference to Exhibit 10(j) to the 8-B Registration Statement).
10.14	Amendment to Trust Agreement made as of April 11, 2001 (incorporated herein by reference to Exhibit 10.4 to May 5, 2001 Form 10-Q).
10.15	Foot Locker Directors' Retirement Plan, as amended (incorporated herein by reference to Exhibit 10(k) to the 8-B Registration Statement).
10.16	Amendments to the Foot Locker Directors' Retirement Plan (incorporated herein by reference to Exhibit 10(c) to the Registrant's Quarterly Report on Form 10-Q for the period ended October 28, 1995, filed by the Registrant with the SEC on December 11, 1995).
10.17	Employment Agreement with Matthew D. Serra dated as of December 12, 2008 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K dated December 12, 2008 filed by the Registrant with the SEC on December 18, 2008 (the "December 12, 2008 Form 8-K")).
10.18	Amendment of Restricted Stock Agreement for Matthew D. Serra dated October 6, 2006 (incorporated herein by reference to Exhibit 10.2 to the October 10, 2006 Form 8-K).
10.19	Restricted Stock Agreement with Matthew D. Serra dated as of February 9, 2005 (incorporated herein by reference to Exhibit 10.2 to the February 9, 2005 Form 8-K).
10.20	Form of Senior Executive Employment Agreement (incorporated herein by reference to Exhibit 10.2 to the Registrant's December 12, 2008 Form 8-K).
10.21	Form of Executive Employment Agreement.*
10.22	Foot Locker, Inc. Excess Cash Balance Plan.*
10.23	Form of Restricted Stock Agreement (incorporated herein by reference to Exhibit 10.30 to the Registrant's Annual Report on Form 10-K for the year ended January 30, 1999 filed by the Registrant on April 30, 1999 (the "1998 Form 10-K")).

Exhibit No. in Item 601 of Regulation S-K	Description
10.24	Foot Locker 2002 Directors Stock Plan, as amended.*
10.25	Foot Locker 2003 Stock Option and Award Plan (incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarterly period ended August 2, 2003 filed by the Registrant with the SEC on September 15, 2003).
10.26	Automobile Expense Reimbursement Program for Senior Executives.*
10.27	Executive Medical Expense Allowance Program for Senior Executives.*
10.28	Financial Planning Allowance Program for Senior Executives.*
10.29	Form of Nonstatutory Stock Option Award Agreement for Executive Officers (incorporated herein by reference to Exhibit 10.40 to the Annual Report on Form 10-K for the year ended January 28, 2006 filed by the Registrant with the SEC on March 27, 2006 (the "2005 Form 10-K")).
10.30	Form of Incentive Stock Option Award Agreement for Executive Officers (incorporated herein by reference to Exhibit 10.41 to the 2005 Form 10-K).
10.31	Form of Nonstatutory Stock Option Award Agreement for Non-employee Directors (incorporated herein by reference to Exhibit 10.2 to the July 31, 2004 Form 10-Q).
10.32	Long-term Disability Program for Senior Executives.*
10.33	Foot Locker 2007 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated May 30, 2007 filed by the Registrant with the SEC on June 5, 2007).
10.34	Credit Agreement dated as of March 20, 2009 (incorporated herein by reference to Exhibit 10.1 to the Registrant Current Report on Form 8-K dated March 20, 2009 filed by the Registrant with the SEC on March 24, 2009 (the "March 20, 2009 Form 8-K")).
10.35	Guaranty dated as of March 20, 2009 (incorporated herein by reference to Exhibit 10.2 to the March 20, 2009 Form 8-K).
10.36	Security Agreement dated as of March 20, 2009 (incorporated herein by reference to Exhibit 10.3 to the March 20, 2009 Form 8-K).
12	Computation of Ratio of Earnings to Fixed Charges.*
21	Subsidiaries of the Registrant.*
23	Consent of Independent Registered Public Accounting Firm.*
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

* Exhibits filed with this Form 10-K

Exhibit 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
($ in millions)

	Fiscal Ended				
	Jan. 31, 2009	Feb. 2, 2008[1]	Feb. 3, 2007	Jan. 28, 2006	Jan. 29, 2005
NET EARNINGS					
(Loss) income from continuing operations	$ (79)	$ 43	$ 247	$ 263	$ 255
Income tax (benefit) expense	(21)	(93)	145	142	119
Interest expense, excluding capitalized interest	16	21	23	23	22
Portion of rents deemed representative of the interest factor (1/3)	229	224	214	210	202
	$ 145	$ 195	$ 629	$ 638	$ 598
FIXED CHARGES					
Gross interest expense	$ 16	$ 21	$ 23	$ 23	$ 22
Portion of rents deemed representative of the interest factor (1/3)	229	224	214	210	202
	$ 245	$ 245	$ 237	$ 233	$ 224
RATIO OF EARNINGS TO FIXED CHARGES	0.6	0.8	2.7	2.7	2.7

(1) The results for the year ended February 2, 2008 have been revised to reflect a SAB 108 adjustment related to income taxes. The revision has no effect on the fixed charge coverage ratio.

FOOT LOCKER, INC. SUBSIDIARIES[1]

The following is a list of subsidiaries of Foot Locker, Inc. as of January 31, 2009, omitting some subsidiaries, which, considered in the aggregate, would not constitute a significant subsidiary.

Name	State or Other Jurisdiction of Incorporation
Footlocker.com, Inc.	Delaware
Eastbay, Inc.	Wisconsin
FLE CV Management, Inc.	Delaware
FLE C.V.	Netherlands
FLE Holdings, BV	Netherlands
FL Europe Holdings, Inc.	Delaware
Foot Locker Austria GmbH	Austria
Foot Locker Belgium B.V.B.A.	Belgium
Foot Locker Denmark ApS	Denmark
Foot Locker Europe B.V.	Netherlands
Foot Locker France S.A.S.	France
Foot Locker Italy S.r.l.	Italy
Foot Locker Netherlands B.V.	Netherlands
Foot Locker Holdings GmbH	Germany
Foot Locker Germany GmbH & Co. KG	Germany
Foot Locker Spain S.L.	Spain
Foot Locker Australia, Inc.	Delaware
Foot Locker New Zealand, Inc.	Delaware
Freedom Sportsline Limited	United Kingdom
Team Edition Apparel, Inc.	Florida
Foot Locker Specialty, Inc.	New York
Foot Locker Retail, Inc.	New York

(1) Each subsidiary company is 100% owned, directly or indirectly, by Foot Locker, Inc. All subsidiaries are consolidated with Foot Locker, Inc. for accounting and financial reporting purposes.

FOOT LOCKER, INC. SUBSIDIARIES[1]

Name	State or Other Jurisdiction of Incorporation
Foot Locker Operations LLC	Delaware
Foot Locker Stores, Inc.	Delaware
Foot Locker Corporate Services, Inc.	Delaware
Robby's Sporting Goods, Inc.	Florida
Foot Locker Holdings, Inc.	New York
FL Canada Holdings, Inc.	Delaware
Foot Locker Sourcing, Inc.	Delaware
Foot Locker Artigos desportivos e de tempos livres, Lda.	Portugal
Foot Locker Greece Athletic Goods Ltd.	Greece
Foot Locker Suisse S.A.	Switzerland
Foot Locker Scandinavia B.V.	Netherlands
Foot Locker Hungary Kft	Hungary
FL Corporate NY, LLC	Delaware
FL France Holdings SAS	France
FL Retail NY, LLC	Delaware
FL Specialty NY, LLC	Delaware
Foot Locker Canada Holdings ULC	Canada
Foot Locker Retail Ireland Limited	Ireland
FL Finance (Europe) Limited	Ireland
FL Retail Operations LLC	New York
FL Specialty Operations LLC	New York
FL Finance Europe (US) Limited	Ireland
Foot Locker Asia, Inc.	Delaware
Foot Locker Canada Co.	Canada
Foot Locker Canada Holdings LP	Canada
FL Canada Holdings ULC	Canada
CCS Direct LLC	Wisconsin
FLE Management B.V.	Netherlands
Foot Locker Istanbul Sport Giyim Sanayi ve Ticaret LS	Turkey

(1) Each subsidiary company is 100% owned, directly or indirectly, by Foot Locker, Inc. All subsidiaries are consolidated with Foot Locker, Inc. for accounting and financial reporting purposes.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors of
Foot Locker, Inc.:

We consent to the incorporation by reference in the following registration statements of Foot Locker, Inc. and subsidiaries of our reports dated March 30, 2009, with respect to the consolidated balance sheets of Foot Locker, Inc. as of January 31, 2009 and February 2, 2008, and the related statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended January 31, 2009, and the effectiveness of internal control over financial reporting as of January 31, 2009, which reports appears in the January 31, 2009 Annual Report on Form 10-K of Foot Locker, Inc. and subsidiaries.

Form S-8 No. 33-10783

Form S-8 No. 33-91888

Form S-8 No. 33-91886

Form S-8 No. 33-97832

Form S-8 No. 333-07215

Form S-8 No. 333-21131

Form S-8 No. 333-62425

Form S-8 No. 333-33120

Form S-8 No. 333-41056

Form S-8 No. 333-41058

Form S-8 No. 333-74688

Form S-8 No. 333-99829

Form S-8 No. 333-111222

Form S-8 No. 333-121515

Form S-8 No. 333-144044

Form S-8 No. 333-149803

Form S-3 No. 33-43334

Form S-3 No. 33-86300

Form S-3 No. 333-64930

Our report on the consolidated financial statements refers to the adoption of Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," and Statement of Financial Accounting Standards Interpretation No. 48, "Accounting for Uncertainty in Income Taxes."

Our report dated March 30, 2009 on the effectiveness of the Company's internal control over financial reporting as of January 31, 2009 expresses our opinion that the Company did not maintain effective internal control over financial reporting because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states a material weakness related to income taxes has been identified and included in management's assessment.

KPMG LLP

New York, New York
March 30, 2009

Exhibit 31.1

CERTIFICATIONS

I, Matthew D. Serra, certify that:

1. I have reviewed this Annual Report on Form 10-K of Foot Locker, Inc. (the "Registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;
4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:
    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and
5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the Audit Committee of the Registrant's Board of Directors:
    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

March 30, 2009



Principal Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Robert W. McHugh, certify that:

1. I have reviewed this Annual Report on Form 10-K of Foot Locker, Inc. (the "Registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;
4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the Audit Committee of the Registrant's Board of Directors:

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

March 30, 2009



Principal Financial Officer

Exhibit 32

FOOT LOCKER, INC.

Certification Pursuant to
18 U.S.C. Section 1350
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Foot Locker, Inc. (the "Registrant") for the period ended January 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Matthew D. Serra as Chief Executive Officer of the Registrant and Robert W. McHugh as Chief Financial Officer of the Registrant, each hereby certify, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Dated: March 30, 2009



Matthew D. Serra
Chief Executive Officer



Robert W. McHugh
Chief Financial Officer

(This page intentionally left blank.)

FOOT LOCKER, INC.

BOARD OF DIRECTORS

Matthew D. Serra [1,5]
Chairman of the Board,
President and Chief Executive Officer

Nicholas DiPaolo [1,2,5,6]
Retired Vice Chairman
and Chief Operating Officer
Bernard Chaus, Inc.

Alan D. Feldman [3,6]
Chairman of the Board,
President and Chief Executive Officer
Midas, Inc.

Jarobin Gilbert Jr. [1,2,4,5]
President and Chief Executive Officer
DBSS Group, Inc.

Matthew M. McKenna [2,3,6]
President and Chief Executive Officer
Keep America Beautiful, Inc.

James E. Preston [1,3,4]
Retired Chairman of the Board
and Chief Executive Officer
Avon Products, Inc.

David Y. Schwartz [1,2,4,6]
Independent Business Advisor
and Consultant

Cheryl Nido Turpin [3,4]
Retired President and
Chief Executive Officer
The Limited Stores

Dona D. Young [2,4]
Chairman of the Board, President
and Chief Executive Officer
The Phoenix Companies, Inc.

1 Member of Executive Committee
2 Member of Audit Committee
3 Member of Compensation and Management Resources Committee
4 Member of Nominating and Corporate Governance Committee
5 Member of Retirement Plan Committee
6 Member of Finance and Strategic Planning Committee

CORPORATE MANAGEMENT

Matthew D. Serra
Chairman of the Board,
President and Chief Executive Officer

Ronald J. Halls
President and Chief Executive Officer
Foot Locker, Inc. - International

Senior Vice Presidents:

Gary M. Bahler
General Counsel and Secretary

Jeffrey L. Berk
Real Estate

Peter D. Brown
Chief Information Officer
and Investor Relations

Robert W. McHugh
Chief Financial Officer

Lauren B. Peters
Strategic Planning

Laurie J. Petrucci
Human Resources

Vice Presidents:

Joseph N. Bongiorno
Logistics

James T. Bulzis
Global Sourcing and Team Edition

Giovanna Cipriano
Chief Accounting Officer

Sheilagh M. Clarke
Associate General Counsel
and Assistant Secretary

Stacy Cunningham
Marketing

John A. Maurer
Treasurer

Patricia A. Peck
Human Resources

Dennis E. Sheehan
Deputy General Counsel

Bernard F. Steenman
Risk Management

DIVISION MANAGEMENT

Keith T. Daly
President and Chief Executive Officer
Foot Locker U.S./Kids Foot Locker/
Footaction

Stephen D. Jacobs
President and Chief Executive Officer
Champs Sports

Richard A. Johnson
President and Chief Executive Officer
Foot Locker Europe

Marla C. Anderson
President and Chief Executive Officer
Lady Foot Locker

Bryon W. Milburn
Managing Director
Foot Locker Canada

Dowe S. Tillema
President and Chief Executive Officer
Footlocker.com/Eastbay/CCS

Lewis P. Kimble
Managing Director
Foot Locker Asia/Pacific

CORPORATE INFORMATION

Corporate Headquarters
112 West 34th Street
New York, New York 10120
(212) 720-3700

Worldwide Website
Our website at https://www.footlocker-inc.com offers information about our Company, as well as online versions of our Form 10-K, SEC reports, quarterly results, press releases and corporate governance documents.

Transfer Agent and Registrar
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
(866) 857-2216
(201) 680-6685 Outside U.S. and Canada
(800) 231-5469 Hearing Impaired - TTY Phone
www.bnymellon.com/shareowner/isd
E-mail: shrrelations@bnymellon.com

Send certificates for transfer and address changes to:
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015

Independent Registered Public Accounting Firm
KPMG LLP
345 Park Avenue
New York, New York 10154
(212) 758-9700

Dividend Reinvestment
Dividends on Foot Locker, Inc. common stock may be reinvested through participation in the Dividend Reinvestment Program. Participating shareowners may also make optional cash purchases of Foot Locker, Inc. common stock.

Service Marks/Trademarks
Foot Locker, Footaction, Lady Foot Locker, Kids Foot Locker, Champs Sports, footlocker.com, Eastbay, Colorado, Team Edition and CCS service marks and trademarks are owned by Foot Locker, Inc. or its affiliates.

Investor Information
Investor inquiries should be directed to the Investor Relations Department at (212) 720-4600.

Design: RWI (rwidesign.com)

Foot Locker, Inc.

112 West 34th Street
New York, NY 10120

